SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2012

Commission File Number: 001-06439

SONY CORPORATION

(Translation of registrant’s name into English)

7-1, KONAN 1-CHOME, MINATO-KU, TOKYO 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F  ☑             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934,    Yes  ☐    No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

November 14, 2012

Sony Corporation

RESTATEMENT OF FINANCIAL INFORMATION

FOR NEW REPORTING SEGMENTS

Sony Corporation (“Sony”) restated its previously-filed financial information to align with the new reportable segments implemented from the first quarter of the fiscal year ending March 31, 2013.

Sony is filing this Current Report on Form 6-K because similar information was included in a Prospectus dated November 14, 2012 related to the issuance of certain Zero Coupon Convertible Bonds. The revisions reflect the change in reportable segments within Items 4 and 5 of the Form 20-F for the fiscal year ended March 31, 2012 and Notes 9, 19, and 28 to the financial statements included in such Form 20-F. The change in reportable segments had no impact on Sony’s historical consolidated financial position, results of operations or cash flows. This Current Report on Form 6-K does not reclassify nor restate the Sony’s previously reported consolidated financial statements for any period other than the segment information noted above.

In addition, Sony has disclosed the following information, which is supplementary to Item 5.F “Contractual Obligations, Commitments, and Contingent Liabilities” and note 27 to the financial statements included in such Form 20-F.

On November 9, 2012, Sony’s credit rating was downgraded by Moody’s Japan K.K. to Baa3 (negative outlook), triggering an immediate right for the commercial customer to demand reimbursement of the remaining balance of the advance payment. As of November 14, 2012, the maximum amount for which the commercial customer has the right to demand reimbursement is approximately 585 million U.S. dollars. As of such date no such demand has been received by Sony. Should such demand for reimbursement be made by the commercial customer, Sony will be required to reimburse such amount pursuant to the terms of the contract, and in such event, Sony anticipates funding such reimbursement through a combination of cash on hand and short-term borrowings.

Item 4.	Information on the Company

A.	History and Development of the Company

Sony Corporation was established in Japan in May 1946 as Tokyo Tsushin Kogyo Kabushiki Kaisha, a joint stock company (Kabushiki Kaisha) under Japanese law. In January 1958, it changed its name to Sony Kabushiki Kaisha (“Sony Corporation” in English).

In December 1958, Sony Corporation was listed on the Tokyo Stock Exchange (the “TSE”). In June 1961, Sony Corporation issued American Depositary Receipts (“ADRs”) in the U.S.

In March 1968, Sony Corporation established CBS/Sony Records Inc. in Japan, as a 50-50 joint venture company between Sony Corporation and CBS Inc. in the U.S. In January 1988, the joint venture became a wholly-owned subsidiary of Sony Corporation, and in April 1991, changed its name to Sony Music Entertainment (Japan) Inc. (“SMEJ”). In November 1991, SMEJ was listed on the Second Section of the TSE.

In September 1970, Sony Corporation was listed on the New York Stock Exchange.

In August 1979, Sony Corporation established Sony Prudential Life Insurance Co., Ltd. in Japan, as a 50-50 joint venture company between Sony Corporation and The Prudential Insurance Company of America. In April 1991, the joint venture changed its name to Sony Life Insurance Co., Ltd. (“Sony Life”). In March 1996, Sony Life became a wholly-owned subsidiary of Sony Corporation, and in April 2004, with the establishment of Sony Financial Holdings Inc. (“SFH”), a financial holding company, Sony Life became a wholly-owned subsidiary of SFH.

In July 1984, Sony Magnescale Inc., a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Precision Technology Inc. in October 1996 and then to Sony Manufacturing Systems Corporation in April 2004. In April 2012, Sony Manufacturing Systems was merged into Sony EMCS Corporation.

In July 1987, Sony Chemicals Corporation, a subsidiary of Sony Corporation, was listed on the Second Section of the TSE. The subsidiary changed its name to Sony Chemical & Information Device Corporation in July 2006.

In January 1988, Sony Corporation acquired CBS Records Inc., a music business division of CBS Inc. in the U.S. The acquired company changed its name to Sony Music Entertainment Inc. in January 1991 and then to Sony Music Holdings Inc. in December 2008.

In November 1989, Sony Corporation acquired Columbia Pictures Entertainment, Inc. in the U.S. In August 1991, Columbia Pictures Entertainment, Inc. changed its name to Sony Pictures Entertainment Inc. (“SPE”).

In November 1993, Sony established Sony Computer Entertainment Inc. (“SCEI”) in Japan.

In January 2000, acquisition transactions by way of a share exchange were completed such that three subsidiaries which had been listed on the TSE — SMEJ, Sony Chemicals Corporation (currently Sony Chemical & Information Device Corporation), and Sony Precision Technology Inc. (which was merged into Sony EMCS Corporation) — became wholly-owned subsidiaries of Sony Corporation.

In June 2001, Sony Corporation issued shares of subsidiary tracking stock in Japan, the economic value of which was intended to be linked to the economic value of Sony Communication Network Corporation. All shares of the subsidiary tracking stock were terminated and converted to shares of common stock of Sony Corporation in December 2005. The subsidiary was listed on the Mother’s market of the TSE in December 2005 (and has been traded on the First Section of the TSE since January 2008) and was renamed So-net Entertainment Corporation (“So-net”) in October 2006. Sony Corporation continues to hold a majority of the shares of So-net.

In October 2001, Sony Ericsson Mobile Communications AB (“Sony Ericsson”), a 50-50 joint venture company between Sony Corporation and Telefonaktiebolaget LM Ericsson (“Ericsson”) of Sweden, was established. In February 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson. As a result of the acquisition, Sony Ericsson became a wholly-owned subsidiary of Sony and changed its name to Sony Mobile Communications AB (“Sony Mobile”).

In October 2002, Aiwa Co., Ltd. (“Aiwa”), then a TSE-listed subsidiary, became a wholly-owned subsidiary of Sony Corporation. In December 2002, Aiwa was merged into Sony Corporation.

In June 2003, Sony Corporation adopted the “Company with Committees” corporate governance system in line with the revised Japanese Commercial Code then effective. (Refer to “Board Practices” in “Item 6. Directors, Senior Management and Employees.”)

In April 2004, Sony Corporation established SFH, a financial holding company, in Japan. Sony Life, Sony Assurance Inc. (“Sony Assurance”), and Sony Bank Inc. (“Sony Bank”) became subsidiaries of SFH.

In April 2004, S-LCD Corporation (“S-LCD”), a joint venture between Sony Corporation and Samsung Electronics Co., Ltd. of Korea for the manufacture of amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) panels, was established in Korea. Sony’s stake in S-LCD is 50 percent minus 1 share. In January 2012, Sony sold all of its shares of S-LCD to Samsung Electronics Co., Ltd.

In August 2004, Sony combined its worldwide recorded music business, excluding its recorded music business in Japan, with the worldwide recorded music business of Bertelsmann AG (“Bertelsmann”), forming a 50-50 joint venture, SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). In October 2008, Sony acquired Bertelsmann’s 50 percent equity interest in SONY BMG. As a result of the acquisition, SONY BMG became a wholly-owned subsidiary of Sony. In January 2009, SONY BMG changed its name to Sony Music Entertainment (“SME”).

In October 2007, SFH was listed on the First Section of the TSE in conjunction with the global initial public offering of shares of SFH by Sony Corporation and SFH.

In December 2009, Sharp Display Products Corporation (“SDP”), a joint venture between Sony Corporation and Sharp Corporation for the production and sale of large-sized LCD panels and modules, was established. Sony’s ownership in SDP is 7 percent. In June 2012, Sony sold all of its shares in SDP to SDP.

Sony Corporation’s registered office is located at 7-1, Konan 1-chome, Minato-ku, Tokyo 108-0075, Japan, telephone +81-3-6748-2111.

The agent in the U.S. for purposes of this Item 4 is Sony Corporation of America (“SCA”), 550 Madison Avenue, New York, NY 10022 (Attn: Office of the General Counsel).

Principal Capital Investments

In the fiscal years ended March 31, 2010, 2011 and 2012, Sony’s capital expenditures (additions to “Property, plant and equipment” on the balance sheets) were 192.7 billion yen, 204.9 billion yen and 295.1 billion yen, respectively. Sony’s capital expenditures are expected to be approximately 210 billion yen during the fiscal year ending March 31, 2013. For a breakdown of principal capital expenditures and divestitures (including interests in other companies), refer to “Item 5. Operating and Financial Review and Prospects.” The funding requirements of such various capital expenditures are expected to be financed by cash provided principally by operating and financing activities or the existing balance of cash and cash equivalents.

Sony invested approximately 150 billion yen in the semiconductor business during the fiscal year ended March 31, 2012, in addition to 50 billion yen during the fiscal year ended March 31, 2011. In September 2010, Sony announced its investment plan of approximately 40 billion yen in Sony Semiconductor Corporation’s Kumamoto Technology Center to increase production capacity for complementary metal-oxide semiconductor (“CMOS”) image sensors. This investment started in the second half of the fiscal year ended March 31, 2011 and was completed during the fiscal year ended March 31, 2012. During the fiscal year ended March 31, 2012, Sony invested approximately 100 billion yen in Sony Semiconductor Corporation’s Nagasaki Technology Center, to further increase the production capacity for CMOS image sensors. As a result of these two investment plans, Sony’s total production capacity for charged coupled devices (“CCDs”) and CMOS image sensors increased to approximately 50,000 wafers per month as of March 31, 2012.

B.	Business Overview

Sony is engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game hardware and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production and acquisition, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications (“Sony Mobile”) segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are reclassified in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other. The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other. For further details, please refer to “Item 5. Operating and Financial Review and Prospects.”

Products and Services

Imaging Products & Solutions

The following table sets forth Sony’s IP&S segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Digital Imaging Products	645,354	(69.6)	628,358	(69.3)	489,526	(64.7)
Professional Solutions	272,410	(29.4)	268,687	(29.6)	256,871	(33.9)
Other	8,815	(1.0)	9,394	(1.1)	10,228	(1.4)

IP&S Total	926,579	(100.0)	906,439	(100.0)	756,625	(100.0)

Digital Imaging Products:

“Digital Imaging Products” includes compact digital cameras, video cameras and interchangeable single-lens cameras.

Professional Solutions:

“Professional Solutions” includes broadcast- and professional-use products.

Game

SCEI develops, produces, markets and distributes PlayStation®3 (“PS3”), PlayStation®Vita (“PS Vita”), PSP® (PlayStation®Portable) (“PSP”) and PlayStation®2 (“PS2”) hardware, and related package software. Sony

Computer Entertainment America LLC (“SCEA”) and Sony Computer Entertainment Europe Ltd. (“SCEE”) market and distribute PS3, PS Vita, PSP and PS2 hardware, and develop, produce, market and distribute related package software locally in the U.S. and Europe. SCEI, SCEA and SCEE enter into licenses with third-party software developers and publishers.

Mobile Products & Communications

The following table sets forth Sony’s MP&C segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Mobile Communications	—	(—)	—	(—)	77,732	(12.5)
Personal and Mobile Products	594,198	(99.1)	625,200	(99.0)	538,816	(86.6)
Other	5,155	(0.9)	6,314	(1.0)	5,867	(0.9)

MP&C Total	599,353	(100.0)	631,514	(100.0)	622,415	(100.0)

Mobile Communications:

“Mobile Communications” includes mobile phones.

Personal and Mobile Products:

“Personal and Mobile Products” includes personal computers.

On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson and Sony Ericsson became a wholly-owned subsidiary of Sony and changed its corporate name to Sony Mobile Communications AB (“Sony Mobile”). The financial results above include the sales to outside customers of Sony Mobile from February 16, 2012 through March 31, 2012. Sony Mobile undertakes product research, development, design, marketing, sales, production, distribution and customer services for mobile phones, accessories and applications.

Home Entertainment & Sound

The following table sets forth Sony’s HE&S segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Televisions	1,005,934	(64.8)	1,200,487	(70.1)	840,359	(65.5)
Audio and Video	536,972	(34.6)	502,684	(29.4)	433,801	(33.8)
Other	9,791	(0.6)	9,153	(0.5)	8,568	(0.7)

HE&S Total	1,552,697	(100.0)	1,712,324	(100.0)	1,282,728	(100.0)

Televisions:

“Televisions” includes LCD televisions.

Audio and Video:

“Audio and Video” includes home audio, Blu-ray Disc™ players/recorders, and memory-based portable audio devices.

Devices

The following table sets forth Sony’s Devices segment sales to outside customers by product categories. Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Semiconductors	299,715	(38.5)	358,396	(46.5)	375,891	(55.5)
Components	476,097	(61.1)	410,090	(53.2)	297,108	(43.9)
Other	3,428	(0.4)	2,864	(0.3)	4,209	(0.6)

Devices Total	779,240	(100.0)	771,350	(100.0)	677,208	(100.0)

Semiconductors:

“Semiconductors” includes CMOS image sensors, CCDs, system LSIs, small- and medium-sized LCD panels and other semiconductors. Sony transferred its small- and medium-sized LCD panels business to Japan Display Inc. on March 30, 2012.

Components:

“Components” includes batteries, audio/video/data recording media, storage media, optical pickups, chemical products*, and optical disk drives.

* Chemical products include materials and components for electronic devices such as anisotropic conductive films.

Pictures

Global operations in the Pictures segment encompass motion picture production, acquisition and distribution; television production, acquisition and distribution; television networks; digital content creation and distribution; operation of studio facilities; and development of new entertainment products, services and technologies, including 3D. SPE distributes entertainment in more than 159 countries.

SPE’s motion picture production organizations include Columbia Pictures, TriStar Pictures, Screen Gems and Sony Pictures Classics. Sony Pictures Digital Production operates Sony Pictures Imageworks, a digital production studio, and Sony Pictures Animation, a developer and producer of animated films. SPE also manages a studio facility, Sony Pictures Studios, which includes post production facilities, at SPE’s world headquarters in Culver City, California.

Sony Pictures Television (“SPT”) develops and produces television programming for broadcast, cable and first-run syndication, including scripted series, unscripted “reality” or “light entertainment,” daytime serials, game shows, animated series, made for television movies and miniseries and other programming. SPT also produces content for the Internet and mobile devices and operates Crackle, a multi-platform video entertainment network focusing on premium video content. Internationally, SPT produces local language programming in key markets around the world, some of which are co-produced with local partners, and sells SPE-owned formats in approximately 75 countries. SPT also owns or has investments in television networks with 120 channel feeds, which are available in more than 159 countries worldwide.

Music

Music includes SME, SMEJ, and a 50 percent owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”). SME, a global entertainment company, excluding Japan, is engaged primarily in the development, production and distribution of recorded music in all commercial formats and genres; SMEJ is a Japanese domestic recorded music business that produces recorded music and music videos through contacts with many artists in all music genres; Sony/ATV is a U.S.-based music publishing business that owns and acquires rights to musical compositions, exploiting and marketing these compositions and receiving royalties or fees for their use.

Financial Services

In the Financial Services segment, on April 1, 2004 Sony established a wholly-owned subsidiary, SFH, a holding company for Sony Life, Sony Assurance and Sony Bank, with the aim of integrating various financial services including insurance and savings and loans, and offering individual customers high value-added products and high-quality services. On October 11, 2007, in conjunction with the global initial public offering of shares of SFH, the shares of SFH were listed for trading on the First Section of the TSE. Following this global offering, SFH remains a consolidated subsidiary of Sony Corporation, which is the majority shareholder of SFH.

Sony conducts insurance and banking operations primarily through Sony Life, a Japanese life insurance company, Sony Assurance, a Japanese non-life insurance company, and Sony Bank, a Japanese Internet-based bank, which are all wholly-owned by SFH. Aside from SFH, during the fiscal year ended March 31, 2011, Sony divested a leasing and a portion of its credit card business in Japan conducted through Sony Finance International Inc. (“SFI”), a wholly-owned subsidiary of Sony Corporation. In November 2010, the leasing business was transferred to a newly established joint venture, the majority of which is held by a third-party leasing company, and has been accounted for under the equity method. Of SFI’s credit card businesses, some portions were divested during the fiscal year ended March 31, 2011 and the “Sony Card” business was transferred to Sony Bank in May 2011, completing the restructuring of SFI’s credit card businesses.

All Other

All Other consists of various operating activities, including a Blu-ray Disc, DVD and CD disc manufacturing business, So-net (a subsidiary operating an Internet service provider business and various medical-related Internet services for healthcare professionals mainly in Japan), Sony Entertainment Network (“SEN”) service, and a mobile phone original equipment manufacturing (“OEM”) business in Japan for wireless device customers. Sony’s products and services are generally unique to a single operating segment.

Sales and Distribution

Electronics*

*The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

Sony’s electronics products and services, excluding those in the game business, are marketed throughout the world under the trademark “Sony,” which has been registered in approximately 200 countries and territories.

In most cases, sales of Sony’s electronics products are made to sales subsidiaries of Sony Corporation located in or responsible for sales in the countries and territories where Sony’s products and services are marketed. These subsidiaries then sell those products to unaffiliated local distributors and dealers or through direct sales via the Internet. In some regions, sales of certain products and services are made directly to local distributors by Sony Corporation.

Sales of electronics products and services are particularly seasonal and also vary significantly with the timing of new product introductions and economic conditions of each country. Sales for the third quarter ending December 31 of each fiscal year are generally higher than other quarters of the same fiscal year due to demand in the year-end holiday season.

Japan:

Sony Marketing (Japan) Inc. markets consumer electronics products mainly through retailers. Sony Business Solutions Corporation markets professional electronics products and services. For electronic components, Sony sells products directly to wholesalers and manufacturers.

United States:

Sony markets its electronics products and services through Sony Electronics Inc. and other wholly-owned subsidiaries in the U.S.

Europe:

In Europe, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Europe Limited, which is headquartered in the United Kingdom and has branches in European countries, and CJSC Sony Electronics in Russia.

China:

Sony markets its electronics products and services through Sony (China) Limited, Sony Corporation of Hong Kong Limited and other wholly-owned subsidiaries in China.

Asia-Pacific:

In Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Taiwan Limited, Sony India Private Limited and Sony Electronics of Korea Corporation.

Other Areas:

In overseas areas other than the U.S., Europe, China and Asia-Pacific, Sony’s electronics products and services are marketed through sales subsidiaries including Sony Gulf FZE in the United Arab Emirates, Sony Brasil Ltda., Sony de Mexico S.A.de C.V. and Sony of Canada Limited.

PS3, PS Vita, PSP and PS2 hardware and related software are marketed and distributed by SCEI, SCEA, SCEE and subsidiaries in Asia.

Hardware sales in the game business are dependent on the timing of the introduction of attractive software and a significant portion of overall demand is weighted towards the year-end holiday season.

Along with certain of its global corporate functions in London, Sony Mobile has sales and marketing operations in many major regions of the world, as well as manufacturing in China and product development sites in China, Japan, Sweden and the United States. Sony Mobile brings its products to market through direct and indirect distribution channels, such as third-party cellular network carriers and retailers, as well as through its website.

Pictures

SPE generally retains all rights relating to the worldwide distribution of its internally produced motion pictures, including rights for theatrical exhibition, home entertainment distribution, pay and free television exhibition and other markets. SPE also acquires distribution rights to motion pictures produced by other companies and jointly produces and distributes films with other studios or production companies. These rights may be limited to particular geographic regions, specific forms of media or periods of time. SPE uses its own distribution service businesses, Sony Pictures Releasing and Sony Pictures Classics, for the U.S. theatrical release of its films and for the theatrical release of films acquired from and produced by others.

Outside the U.S., SPE generally distributes and markets its films through one of its Sony Pictures Releasing International subsidiaries. In certain countries, however, SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors or other entities.

The worldwide home entertainment distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through Sony Pictures Home Entertainment (“SPHE”), except in certain countries where SPE has joint distribution or sub-distribution arrangements with other studios, or arrangements with independent local distributors. Product is distributed on DVD, Blu-ray, and various digital formats.

The worldwide television distribution of SPE’s motion pictures and television programming (and programming acquired or licensed from others) is handled through SPT. SPE’s library of television programming and motion pictures is licensed to broadcast and cable networks, including free and pay television, first-run and off-network syndication and digital distribution throughout the world.

SPE’s television networks are distributed to multiple distribution platforms such as cable, satellite platforms, Internet Protocol Television (IPTV) systems, and mobile operators for delivery to viewers around the world. These networks generate advertising and subscription revenues.

Music

SME and SMEJ produce, market, and distribute CDs, DVDs, digital formats and other audio and audio/visual configurations. SME and its affiliates conduct business in countries other than Japan under “Columbia Records,” “Epic Records,” “RCA Records,” “Jive Records,” and other labels. SMEJ conducts business in Japan under “Sony Records,” “Epic Records,” “Ki/oon Records,” “SMEJ Associated Records,” “Defstar Records,” and other labels.

Sony owns and acquires rights to musical compositions, exploits and markets these compositions, receives royalties or fees for their use and conducts its music publishing business through a joint venture with a third-party investor in countries other than Japan primarily under the Sony/ATV name.

Financial Services

Sony Life conducts its life insurance business primarily in Japan. Sony Life’s core business is providing death protection and other insurance products to individuals, primarily through a consulting-based sales approach utilizing its experienced team of Lifeplanner® sales employees and Partner independent sales agents. Sony Life provides tailor-made life insurance products that are optimized for each customer. As of March 31, 2012, Sony Life employed 4,045 Lifeplanner® sales employees. As of the same date, Sony Life maintained an extensive service network including 91 Lifeplanner® retail offices and 27 regional sales offices in Japan. Sony Life also has one representative office in Beijing and Taipei, which opened in October 2008 and July 2009 respectively, for the purpose of researching the financial and life insurance market in China and Taiwan, respectively. In addition, Sony Life’s life insurance business also includes sales in the Philippines through Sony Life’s wholly-owned subsidiary, Sony Life Insurance (Philippines) Corporation. As part of its plan to expand its sales of individual annuity products, Sony Life established a Japanese joint venture company with AEGON N.V. The 50-50 joint venture, known as AEGON Sony Life Insurance Co., Ltd. was established in August 2009 and began operations in Japan in December 2009.

Sony Assurance has conducted a non-life insurance business in Japan since October 1999. Sony Assurance’s core business is providing automobile insurance products and medical and cancer insurance products to individual customers, primarily through direct marketing via the Internet and the telephone. The direct marketing business model employed by Sony Assurance enables it to improve operating efficiency and lower the costs of marketing and maintaining its insurance policies, creating savings which it passes on to policyholders in the form of competitively priced premiums.

Sony Bank has conducted banking operations in Japan since June 2001. As an Internet bank focusing on the asset management and borrowing needs of individual customers, Sony Bank offers an array of products and services including yen and foreign currency deposits, investment trusts, mortgages and other individual loans. By using Sony Bank’s transaction channel, the “MONEYKit” service website, account holders can invest and manage assets according to their life plans over the Internet. As part of its plan to respond to its customers’ diverse asset management needs, Sony Bank launched online securities brokerage services through its wholly-owned subsidiary, Sony Bank Securities Inc., in October 2007. In May 2011, Sony Bank launched a credit card business in Japan by taking over the “Sony Card” business from SFI. On June 1, 2011, Sony Bank acquired SFI’s entire 57% equity interest in SmartLink Network, Inc. (“SLN”), resulting in SLN becoming a consolidated subsidiary of Sony Bank. SLN is an industry-leading provider of credit card settlement services to members of its Internet network. Sony Bank also has a representative office in Sydney, which opened in August 2011, for the purpose of researching the Australian financial market.

All Other

Sony DADC Corporation (“Sony DADC”) offers Blu-ray Disc, DVD and CD disc media replication services as well as digital and physical supply chain solutions to business customers in the entertainment, education, and information industries. So-net provides Internet broadband network services to subscribers as well as creates and distributes content through its portal services to various electronics product platforms (e.g., PCs, mobile phones). For example, it distributes a medical Internet portal service to physicians and healthcare professionals and an online game service via PC and other platforms. Sony Network Entertainment Inc. (“SNEI”) mainly operates the SEN service. The OEM business of Sony EMCS Corporation manufactures mobile phones for wireless device customers.

Sales to Outside Customers by Geographic Area

The following table shows Sony’s consolidated sales to outside customers in each of its major markets for the periods indicated. Figures in parentheses indicate the percentage contribution of each region to total worldwide sales and operating revenue.

	Fiscal year ended March 31
	2010		2011		2012
	(Yen in millions)
Japan	2,099,297	(29.1)	2,152,552	(30.0)	2,104,669	(32.4)
United States	1,595,016	(22.1)	1,443,693	(20.1)	1,211,849	(18.7)
Europe	1,644,698	(22.8)	1,539,432	(21.4)	1,268,258	(19.5)
China	485,512	(6.7)	562,048	(7.8)	495,101	(7.6)
Asia-Pacific	708,061	(9.8)	726,364	(10.1)	636,489	(9.8)
Other Areas	681,414	(9.5)	757,184	(10.6)	776,846	(12.0)

Total	7,213,998	(100.0)	7,181,273	(100.0)	6,493,212	(100.0)

Sources of Supply

Sony pursues procurement of raw materials, parts and components to be used in the production of its products on a global basis on the most favorable terms that it can achieve. These items are purchased from various suppliers around the world. Sony still maintains its general policy of multiple suppliers for important parts and components and, in the fiscal year ended March 31, 2012, Sony continued activities to optimize the number of its suppliers by category to achieve efficiencies and to minimize procurement risk when possible.

When raw materials, parts and components become scarce, the cost of production rises. For example, LCD panels and memory devices, which are used in multiple applications, can influence Sony’s performance when the cost of such parts and components fluctuates substantially. With regard to raw materials, the market price of copper has the potential to proportionately affect the cost of parts that utilize copper, such as printed circuit boards and power cables. The price of gold, which is used in applications involving a range of semiconductor products, may also fluctuate and impact the cost of those items. In addition, the price of rare earth elements, such as neodymium, may impact the cost of magnetic parts to be used for products such as camera modules and disc drives, and the price of tantalum may have a similar impact on the cost of capacitors used in a wide range of consumer electronics products.

After-Sales Service

Sony provides repair and servicing functions in the areas where its electronics products are sold. Sony provides these services through its own call centers, service centers, factories, authorized independent service centers, authorized servicing dealers and subsidiaries.

In line with industry practices of the electronics and game businesses, almost all of Sony’s consumer-use products that are sold in Japan carry a warranty, generally for a period of one year from the date of purchase, covering repairs, free of charge, in the case of a malfunction in the course of ordinary use of the product. In the case of broadcast- and professional-use products, Sony maintains support contracts with customers in addition to warranties. Warranties outside of Japan generally provide coverage for various periods of time depending on the product and the area in which it is marketed.

To further ensure customer satisfaction, Sony maintains customer information centers in its principal markets.

Patents and Licenses

Sony has a number of Japanese and foreign patents relating to its products. Sony is licensed to use a number of patents owned by others, covering a wide range of products. Certain licenses are important to Sony’s business, such as those for optical disc-related and Digital TV products. With respect to optical disc-related products, Sony products that employ DVD player functions, including PS3 and PS2 hardware, are substantially dependent upon certain patents that relate to technologies specified in the DVD specification and are licensed by MPEG LA LLC, Dolby Laboratories Licensing Corporation and Nissim Corp. Sony products that employ Blu-ray Disc player functions, including PS3 hardware, and that also employ DVD player functions, are substantially dependent upon certain patents that relate to technologies specified in the Blu-ray Disc specification and are licensed by MPEG LA LLC, AT&T Inc. and One-Blue, LLC, in addition to the patents that relate to technologies specified in the DVD specification, as described above. Sony’s Digital TV products are substantially dependent upon certain patents that relate to technologies specified in the Digital TV specification and are licensed by Thomson Licensing Inc. Sony considers its overall license position beneficial to its operations.

Competition

In each of its principal product lines, Sony encounters intense competition throughout the world. Sony believes, however, that in the aggregate it competes successfully and has a major position in all of the principal product lines in which it is engaged, although the strength of its position varies with products and markets. Refer to “Risk Factors” in “Item 3. Key Information.”

Electronics

Sony believes that its product planning and product design expertise, the high quality of its products, its record of innovative product introductions and product improvements, its price competitiveness derived from reductions in manufacturing and indirect costs, and its extensive marketing and servicing efforts are important factors in maintaining its competitive position. Sony believes that the success of the game business is determined by the availability of attractive software titles and related content, downloadable content, and peripherals. Sony Mobile manufactures and sells mobile handsets, primarily focusing on the smartphone market, specifically products using the Android operating system as a platform. The smartphone market is growing quickly, with smartphones using the Android operating system outperforming the market in overall volume growth. The smartphone market features a fiercely competitive selling environment from established and multinational vendors and from new suppliers of lower-cost products. Many of the retailers and carriers who distribute Sony Mobile’s products also distribute the products of competing mobile handset companies. Sony Mobile believes that its product design capabilities, technological innovation, price competitiveness, user experience and the ecosystem that supports such an experience are key factors in establishing and maintaining a competitive position.

Pictures

SPE faces intense competition from all forms of entertainment and other leisure activities to attract the attention of audiences worldwide. SPE competes with other motion picture studios and, to a lesser extent, with production companies to obtain story rights and talent, including writers, actors, directors and producers, which are essential to the success of SPE’s products. In motion picture production and distribution, SPE faces competition to obtain exhibition and distribution outlets and optimal release dates for its products. In addition, SPE faces intense competition from other entertainment companies to acquire motion picture and television products from third parties. Competition in television production and distribution is also intense because available broadcast time is limited and the audience is increasingly fragmented among broadcast and cable networks and other outlets both in the U.S. and internationally. Furthermore, broadcast networks in the U.S. continue to produce their own shows internally. This competitive environment may result in fewer opportunities to produce shows for U.S. networks and a shorter lifespan for ordered shows that do not immediately achieve favorable ratings. SPE’s worldwide television networks compete for viewers with broadcast and cable networks, Internet and other forms of entertainment. The growth in the number of networks around the world has increased the competition for advertising and subscription revenues, acquisition of programming, and distribution by cable, satellite and other distribution systems.

Music

Success is dependent to a large extent upon the artistic and creative abilities of artists, producers and employees and is subject to the vagaries of public taste. The Music segment’s future competitive position depends on its continuing ability to attract and develop artists who can achieve a high degree of public acceptance.

Financial Services

In the Financial Services segment, Sony faces strong competition in the financial services markets in Japan. In recent years, the regulatory barriers between the life insurance and non-life insurance industries as well as among the insurance, banking and securities industries have been relaxed, resulting in new competitive pressures.

Sony Life competes not only with traditional insurance companies in Japan but also with other companies including online insurance companies, foreign-owned life insurance companies and a number of Japanese cooperative associations.

Sony Assurance competes against insurers that sell their policies through sales agents as well as insurers that, like Sony Assurance, primarily sell their policies through direct marketing via the telephone and the Internet. Competition in Japan’s non-life insurance industry has intensified in recent years, in part due to a number of new market entrants, including foreign-owned insurers.

Some of the competitors in the life insurance and non-life insurance businesses have advantages over Sony including:

•	greater financial resources and financial strength ratings;

•	greater brand awareness;

•	more extensive marketing and sales networks, including through tie-ups with other types of financial institutions;

•	more competitive pricing;

•	larger customer bases; and

•	a wider range of products and services.

Sony Bank has focused on providing retail asset management and lending services for individuals, and faces significant competition in Japan’s retail financial services market. Sony Bank competes with Japan’s traditional banking institutions, regional banks, trust banks, non-bank companies, and Japan’s full-service and online brokerage firms.

Sony Life, Sony Assurance and Sony Bank may also compete with Japan Post Group, which provides banking and insurance services to individuals. Japan Post Group has numerous post office locations throughout Japan and has enhanced its banking and insurance services in recent years.

In the Financial Services segment, it is important to maintain a strong and healthy financial foundation for the business as well as to meet diversifying customer needs. Sony Life has maintained a high solvency margin ratio, relative to the Japanese domestic criteria that require the maintenance of a minimum solvency margin ratio. Sony Assurance also has maintained a high solvency margin ratio relative to the above-mentioned Japanese domestic criteria. Sony Bank has maintained an adequate capital adequacy ratio relative to the Japanese domestic criteria concerning this ratio.

All Other

Sony DADC is facing intense price competition as well as contraction of the worldwide physical media markets, as storage of digital content shifts from physical media to online servers. In such an environment, Sony DADC faces the challenges of expanding its digital media services to meet customers’ requirements by taking advantage of digital media innovations as well as the development of digital telecommunication networks and the expansion of Internet services. So-net faces competition in the Internet service provider business from other service providers in Japan, including telecommunications companies that possess their own telecommunication lines. Rapid technological advancement has created many new opportunities but it has also increased the rate at which new and more efficient services must be brought to market to earn customer approval. Customer price elasticity is high, and users are able to change Internet service providers with increasing ease. In the medical Internet service and online game service, competition may become more intense due to the possibility of new entrants and drastic changes in the market environment. Some of So-net’s current competitors have a stronger financial position, larger customer base, and better name recognition. Sony believes that the success of the network business is determined by the computational power and reliability of secured systems, and the ability to create new experiences via network services.

Government Regulations

Sony’s business activities are subject to various governmental regulations in the different countries in which it operates, including regulations relating to various business/investment approvals, trade affairs including customs, import and export control, competition and antitrust, anti-bribery, advertising and promotion, intellectual property, broadcasting, consumer and business taxation, foreign exchange controls, personal information protection, product safety, labor, human rights, conflict, occupational health and safety, environmental and recycling requirements.

In Japan, Sony’s insurance businesses are subject to the Insurance Business Act and approvals and oversight from the Financial Services Agency (“FSA”). The Insurance Business Act specifies the types of businesses insurance companies may engage in, imposes limits on the types and amounts of investments that can be made and requires insurance companies to maintain specified reserves and a minimum solvency margin ratio. Particularly, life insurance companies must maintain a premium reserve (for the portion of other than unearned premiums), an unearned premium reserve, a reserve for refunds with respect to certain insurance contracts of life insurance companies specified in such regulations, and a contingency reserve in amounts no lower than the amounts of the “standard policy reserve” as set forth by the regulatory guidelines. The FSA maintains a solvency standard, which is used by Japanese regulators to monitor the financial strength of insurance companies. The methods for calculating total solvency margin and total risk were revised to increase the strictness of margin inclusion, and make risk measurement stricter and more sensitive and are mandatory from the end of the fiscal year ended March 31, 2012. Non-life insurance companies are also required to provide a policy reserve. The primary purpose of the Insurance Business Act and related regulations is to protect policyholders, not shareholders. Sony Bank is also subject to regulation by the FSA under the Banking Act of Japan, including the requirement that it maintain a minimum capital adequacy ratio in accordance with capital adequacy guidelines adopted by the FSA based on the Basel II agreement, and new guidelines to be adopted based on the Basel III agreement in the near future. The FSA has broad regulatory powers over insurance and banking businesses in Japan, including the authority to grant or revoke operating licenses and to request information and conduct onsite inspections of books and records. Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act that require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is limited. In addition, Sony’s telecommunication businesses in Japan are subject to approvals and oversight from the Ministry of Internal Affairs and Communications, under the Telecommunication Business Act and other regulations related to the Internet businesses and communication methods in Japan.

Social Responsibility Regulations Such as Environmental and Human Rights Regulations

Sony monitors and evaluates new environmental requirements that may affect its operations. For example, in Europe, Sony is required to comply with a number of environmental regulations enacted by the EU such as the Restriction of Hazardous Substances (“RoHS”) Directive, the Waste Electrical and Electronic Equipment (“WEEE”) Directive and the Registration, Evaluation, Authorization and Restriction of Chemicals (“REACH”) regulation. Similar regulations are being formulated in other areas of the world, including China and South American countries.

Sony has taken steps to address new regulations or governmental policies related to climate change including carbon disclosure, green house gas emission reduction, carbon taxes and energy efficiency for electronics products. For example, Sony has established an internal risk management system in response to the EU directive on energy-related products and their energy efficiency (“ErP”). Moreover, Japan has already introduced a regulation for cargo owners such as Sony to exert efforts to control energy consumption and CO2 emissions from their logistics operations. Additionally, Sony recognizes that emissions reduction programs and trading systems are already established or being considered for legislation in various countries and regions. For example, EU-ETS (European Union), Carbon Price Mechanism (Australia) and CRC (UK) are already established, and although Sony is not subject to the scope of application of EU-ETS and Australia’s Carbon Price Mechanism, Sony group companies in the UK are responding to CRC. In Japan, the Tokyo Metropolitan Government’s cap and trade system, “Obligation to Reduce Absolute Green House Gas Emissions and Emissions Trading System,” went into force in April 2010. This regulation requires large-sized sites in the Tokyo metropolitan area to reduce their average emissions over a five-year period to below a certain quantity and establishes an emission trading scheme to allow regulated entities to meet emission quantity targets set by law. Sony Corporation and Sony Life are subject to this regulation.

Sony also monitors and evaluates newly adopted laws and regulations that may affect its operations applicable to purchasing activities including the procurement of raw materials, with respect to environmental, occupational health and safety, human rights, labor and armed conflict issues. For example, Sony’s business activities may be subject to the laws and regulations established by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, when it comes into effect.

Also refer to “Risk Factors” in “Item 3. Key Information.”

C.	Organizational Structure

The following table sets forth the significant subsidiaries owned, directly or indirectly, by Sony Corporation.

Name of company	Country of incorporation	(As of March 31, 2012) Percentage owned
Sony EMCS Corporation	Japan	100.0
Sony Semiconductor Corporation	Japan	100.0
Sony Marketing (Japan) Inc.	Japan	100.0
Sony Computer Entertainment Inc.	Japan	100.0
Sony Music Entertainment (Japan) Inc.	Japan	100.0
Sony Financial Holdings Inc.	Japan	60.0
Sony Life Insurance Co., Ltd.	Japan	100.0
Sony Americas Holding Inc.	U.S.A.	100.0
Sony Corporation of America	U.S.A.	100.0
Sony Electronics Inc.	U.S.A.	100.0
Sony Computer Entertainment America LLC	U.S.A.	100.0
Sony Pictures Entertainment Inc.	U.S.A.	100.0
Sony Music Entertainment	U.S.A.	100.0
Sony Europe Limited	U.K.	100.0
Sony Computer Entertainment Europe Ltd.	U.K.	100.0
Sony Global Treasury Services Plc	U.K.	100.0
Sony Mobile Communications AB	Sweden	100.0
Sony Electronics Asia Pacific Pte. Ltd.	Singapore	100.0

D.	Property, Plant and Equipment

Sony has a number of offices, plants and warehouses throughout the world. Most of the buildings and land in/on which such offices, plants and warehouses are located are owned by Sony.

The following table sets forth information as of March 31, 2012 with respect to plants used for the production of products mainly for electronics products and services with floor space of more than 500,000 square feet:

Location	Approximate floor space	Principal products produced
	(square feet)
In Japan:

Nagasaki (Sony Semiconductor Corporation — Nagasaki TEC)	2,267,000	CMOS image sensors and other semiconductors

Kumamoto (Sony Semiconductor Corporation — Kumamoto TEC)	2,122,000	CCDs, CMOS image sensors, LCDs and other semiconductors

Kagoshima (Sony Semiconductor Corporation — Kagoshima TEC)	1,767,000	CCDs, LCDs and other semiconductors

Kohda, Aichi (Sony EMCS Corporation — Tokai TEC — Kohda Site)	877,000	Home-use video cameras, compact digital cameras and Memory Sticks

Inazawa, Aichi (Sony EMCS Corporation — Tokai TEC — Inazawa Site)	842,000	LCD televisions

Shimotsuke, Tochigi (Sony Energy Devices Corporation — Tochigi Plant)	803,000	Magneto-optical disc and batteries

Kanuma, Tochigi (Sony Chemicals & Information Device Corporation — Kanuma Plant)	793,000	Magnetic tapes, adhesives and electronic components

Koriyama, Fukushima (Sony Energy Devices Corporation — Koriyama Plant)	590,000	Batteries

Kosai, Shizuoka (Sony EMCS Corporation — Tokai TEC — Kosai Site)	548,000	Broadcast- and professional-use video equipment

Kisarazu, Chiba (Sony EMCS Corporation — Kisarazu TEC)	541,000	Blu-ray Disc players/recorders, audio equipment and video conference systems

Minokamo, Gifu (Sony EMCS Corporation — Tokai TEC — Minokamo Site)	539,000	Home-use video cameras, compact digital cameras, digital SLR cameras, mobile phones and video conference systems

Location	Approximate floor space	Principal products produced
	(square feet)

Outside of Japan:

Terre Haute, Indiana, U.S.A. (Sony DADC US Inc.)	2,428,000	Blu-ray Disc-ROMs, CDs, DVDs and UMDs (Universal Media Disc)

Huizhou, China (Sony Precision Devices (Huizhou) Co., Ltd.)	1,665,000	Optical pickups and LCDs

Wuxi, China (Sony Electronics (Wuxi) Co., Ltd., Sony Digital Products (Wuxi) Co., Ltd. and Sony (China) Ltd.)	1,380,000	Batteries and compact digital cameras

Penang, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — PG TEC)	1,022,000	Optical disc drives, batteries and audio equipment

Tuas, Singapore (Sony Electronics (Singapore) Pte. Ltd.)	810,000	Batteries

Bangi, Malaysia (Sony EMCS (Malaysia) Sdn. Bhd. — KL TEC)	797,000	LCD televisions, TV components, Blu-ray Disc players/Recorders and DVD-players/recorders

Guangzhou, China (Sony Electronics Huanan Co., Ltd.)	707,000	Optical pickups

Beijing, China (Sony Mobile Communications Co., Ltd.)	688,000	Mobile phones

In addition to the above facilities, Sony has a number of other plants for electronic products throughout the world. Sony owns research and development facilities, and employee housing and recreation facilities, as well as Sony Corporation’s headquarters main building, with a total floor space of approximately 1,753,000 square feet, in Tokyo, Japan, where administrative functions and product development activities are carried out. SCEI has its corporate headquarters in Sony Corporation’s headquarters main building and leases its corporate buildings located in Tokyo, where administrative functions, product development, and software development are carried out. SCEA and SCEE lease their offices in the U.S. and Europe, respectively.

SPE’s corporate offices and motion picture and television production facilities are headquartered in Culver City, California, where it owns and operates a studio facility, Sony Pictures Studios, with aggregate floor space of approximately 1,608,000 square feet. SPE also leases office space and motion picture and television support facilities from affiliates of Sony Corporation and other third parties in various worldwide locations. SPE’s film and videotape storage operations are located in various leased locations in the U.S. and Europe.

SME’s corporate offices are headquartered in New York, NY where it leases office space from SCA. SME also leases office space from third parties in various locations worldwide.

Most of SMEJ’s offices, including leased premises, are located in Tokyo, Japan.

In December 2008, SCA renewed its option under a lease with a variable interest entity which is consolidated by Sony, for its corporate headquarters. Sony has the option to purchase the building at any time during the lease term, which expires in December 2015. The aggregate floor space of this building is approximately 723,000 square feet.

During the fiscal year ended March 31, 2012, Sony ceased manufacturing at a total of six manufacturing sites, two in Japan and four outside of Japan. Sony Mobile Display Corporation’s Tottori Plant and Higashiura Plant were transferred to Japan Display Inc. due to the sale of this business. Sony DADC Americas’ Pitman Plant was closed. Sony Hungaria kft’s Godollo Plant was sold. Operations at the Sony Device Technology (Thailand) Co., Ltd.-Bangkadi Technology Center and Sony Technology (Thailand) Co., Ltd.-Ayuthaya Technology Center ceased operations due to the Floods. Sony Mobile Communications Co., Ltd.’s Beijing Plant became affiliated with Sony Corporation as a result of the consolidation of Sony Ericsson due to it becoming a wholly-owned subsidiary of Sony.

Item 4A.	Unresolved Staff Comments

Not applicable

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

Operating Results for the Fiscal Year Ended March 31, 2012 compared with the Fiscal Year Ended March 31, 2011

For the fiscal year ended March 31, 2012, consolidated sales decreased year-on-year primarily due to the unfavorable impact of foreign exchange rates, the Great East Japan Earthquake, the floods in Thailand that started in the second half of 2011 (the “Floods”), and the deterioration in market conditions in developed countries. A consolidated operating loss was recorded compared to income in the previous fiscal year primarily due to lower sales as mentioned above and a significant deterioration in equity in net income (loss) of affiliated companies. A large net loss attributable to Sony Corporation’s stockholders was recorded mainly due to a non-cash tax charge that was recorded to establish valuation allowances against deferred tax assets, predominantly in the U.S.

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2013 to reflect modifications to its organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile Communications (“Sony Mobile”) segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are reclassified in five newly established segments, namely the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”) and Devices segments, as well as All Other. The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other. In this section, the term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

In connection with this realignment, both sales and operating revenue (“sales”) and operating income (loss) of each segment in the fiscal year ended March 31, 2012 and in the fiscal year ended March 31, 2011 have been revised to conform to the presentation for the fiscal year ending March 31, 2013.

On February 15, 2012, Sony acquired Telefonaktiebolaget LM Ericsson’s (“Ericsson”) 50 percent equity interest in Sony Ericsson Mobile Communications AB (“Sony Ericsson”), which changed its name to Sony Mobile Communications AB upon becoming a wholly-owned subsidiary of Sony. Accordingly, the Sony Ericsson segment that had been presented as a separate segment was merged into the MP&C segment following the realignment of the reportable segments mentioned above. Financial results of Sony Mobile include Sony’s equity earnings (loss) in Sony Ericsson through February 15, 2012 and sales and operating income (loss) from February 16, 2012 through March 31, 2012, as well as a non-cash gain recorded in connection with obtaining control due to the remeasurement of the 50 percent equity interest in Sony Ericsson that Sony owned prior to the acquisition at fair value (a “remeasurement gain associated with obtaining control”).

Operating Performance

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Sales and operating revenue	7,181.3	6,493.2	–9.6%
Equity in net income (loss) of affiliated companies	14.1	(121.7)	—
Operating income (loss)	199.8	(67.3)	—
Income (loss) before income taxes	205.0	(83.2)	—
Net income (loss) attributable to Sony Corporation’s stockholders	(259.6)	(456.7)	—

Sales

Sales for the fiscal year ended March 31, 2012 were 6,493.2 billion yen, a decrease of 9.6 percent compared to the previous fiscal year (“year-on-year”). Sales decreased mainly in the Electronics segments, primarily due to unfavorable foreign exchange rates, the impact of the Great East Japan Earthquake and the Floods, and the deterioration in market conditions in developed countries. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2012, the average rates of the yen were 78.1 yen against the U.S. dollar and 107.5 yen against the euro, which were 8.5 percent and 3.9 percent higher, respectively, than the previous fiscal year.

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development costs” to sales, and the ratio of “selling, general and administrative expenses (“SGA expenses”)” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

Cost of Sales, Selling, General and Administrative Expenses and Other Operating (Income) Expense, net

Cost of sales for the fiscal year ended March 31, 2012 decreased by 444.9 billion yen, or 9.2 percent year-on-year, to 4,386.4 billion yen, and the ratio of cost of sales to sales deteriorated year-on-year from 75.7 percent to 78.0 percent.

Research and development costs (all research and development costs are included within cost of sales) increased by 6.7 billion yen, or 1.6 percent year-on-year, to 433.5 billion yen, mainly due to the consolidation of Sony Mobile from February 16, 2012. The ratio of research and development costs to sales was 7.7 percent compared to 6.7 percent in the fiscal year ended March 31, 2011.

SGA expenses decreased by 125.9 billion yen, or 8.4 percent year-on-year, to 1,375.9 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in expenses associated with decreased sales in the Electronics segments and advertising costs. The ratio of SGA expenses to sales deteriorated year-on-year from 23.5 percent to 24.5 percent.

Other operating (income) expense, net resulted in income of 59.6 billion yen, compared with income of 13.5 billion yen in the previous fiscal year. This increase was mainly due to the remeasurement gain of 102.3 billion yen associated with obtaining control of Sony Mobile in the fiscal year ended March 31, 2012, compared with a remeasurement gain of 27.0 billion yen associated with obtaining control of Game Show Network, LLC (“GSN”) in the previous fiscal year. In addition, the loss on sale, disposal or impairment of assets and other (net) was 45.6 billion yen, compared to a net loss of 18.0 billion yen in the fiscal year ended March 31, 2011. This increase in net loss was mainly due to a 19.2 billion yen charge associated with the sale of the small- and medium-sized amorphous thin film transistor (“TFT”) liquid crystal display (“LCD”) business, and 29.3 billion yen of impairment charges* for long-lived assets in the LCD television and network business asset groups that were recorded in the fiscal year ended March 31, 2012. Refer to Note 19 to the notes to the consolidated financial statements.

* The 29.3 billion yen in non-cash impairment charges of long-lived assets recorded within operating results is related to the fair value of long-lived assets in the LCD television and network business asset groups being lower than net book value, with charges of 16.7 billion yen and 12.6 billion yen, respectively. For the LCD television asset group, the corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration of LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates. For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charge, primarily related to certain intangible and other long-lived assets, reflect management’s revised forecast over the limited period applicable to the impairment determination. Sony has not included these losses on impairment in restructuring charges. Refer to Note 19 to the notes to the consolidated financial statements.

Equity in Net Income (Loss) of Affiliated Companies

For the fiscal year ended March 31, 2012, equity in net loss of affiliated companies, recorded within operating income (loss), was 121.7 billion yen, compared to equity in net income of 14.1 billion yen in the previous fiscal year. Sony recorded equity in net loss for S-LCD of 64.1 billion yen, compared to equity in net income of 7.2 billion yen in the previous fiscal year. This was primarily due to the recording of a total loss of 60.0 billion yen, including an impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments. Equity in net loss for Sony Ericsson of 57.7 billion yen was recorded through February 15, 2012, prior to the consolidation of Sony Ericsson by Sony, while equity in net income of 4.2 billion yen was recorded in the previous fiscal year. This decrease was primarily due to Sony Ericsson recording a valuation allowance under U.S. GAAP of 654 million euro against certain of its deferred tax assets. Sony reflected its 50 percent share, or 33.0 billion yen, of this valuation allowance in equity in net loss of affiliated companies in Sony’s consolidated financial results. The decrease was also due to a decrease in units shipped, intense smartphone price competition, and higher restructuring charges as described in “Sony Mobile Communications” under “Operating Performance by Business Segment” below.

Operating Income (Loss)

For the fiscal year ended March 31, 2012, an operating loss of 67.3 billion yen was recorded, compared to operating income of 199.8 billion yen in the previous fiscal year. This was primarily due to lower sales resulting from the above-mentioned factors and a significant deterioration in equity in net income (loss) of affiliated companies, partially offset by a remeasurement gain associated with obtaining control of Sony Mobile of 102.3 billion yen. For further details, see the “Operating Performance by Business Segment”.

Operating results during the fiscal year ended March 31, 2012, included a benefit of 16.5 billion yen due to the reversal of a Blu-ray DiscTM patent royalty accrual, reflecting a retroactive change in the estimated royalty rate based on the latest license status.

For the fiscal year ended March 31, 2012, Sony incurred expenses of 5.9 billion yen, including charges for the disposal of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to the damage caused by the Great East Japan Earthquake. In addition, Sony incurred other losses and expenses of 6.3 billion yen, which included idle facility costs at manufacturing sites. These expenses related to direct damages and other charges mentioned above were partially offset by insurance recoveries that Sony received during the fiscal year ended March 31, 2012. Refer to Note 18 to the notes to the consolidated financial statements.

As a result of direct damage from the inundation of Sony’s manufacturing facilities starting in October 2011 due to the Floods, Sony incurred expenses of 13.2 billion yen during the fiscal year ended March 31, 2012, including charges for the disposal or impairment of fixed assets and inventories and restoration costs (e.g., repair, removal and cleaning costs) directly related to damages caused by the Floods. In addition to these direct damages, production at several manufacturing facilities temporarily ceased due to the inundation of Sony’s manufacturing facilities and the difficulty in procuring parts and components. As a result, Sony incurred charges of 13.9 billion yen during the fiscal year ended March 31, 2012, consisting of idle facility costs at manufacturing sites and other additional expenses. Sony also saw a negative impact from the postponement of certain product launches caused by the temporary cessation of production at several manufacturing facilities, as well as significantly lower demand from commercial customers resulting from the Floods. Sony has insurance policies that cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 50.4 billion yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26.3 billion yen for fixed assets, inventories and additional expenses, of which 17.5 billion yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24.1 billion yen was for business interruption insurance recoveries, which applies to the lost profit that occurred after the Floods to December 31, 2011, and was recorded in other operating revenue in the consolidated statements of income.

In addition, as of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5.8 billion yen, which represents the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period, and substantially all relate to damaged assets and inventories. Refer to Note 18 to the notes to the consolidated financial statements.

Other Income and Expenses

For the fiscal year ended March 31, 2012, other income decreased by 21.5 billion yen, or 47.8 percent year-on-year, to 23.5 billion yen, while other expenses decreased by 0.4 billion yen, or 1.0 percent year-on-year, to 39.4 billion yen. The net amount of other income and other expenses was an expense of 15.9 billion yen, compared to income of 5.2 billion yen in the fiscal year ended March 31, 2011. The change from other income, net to other expense, net was primarily due to a net foreign exchange loss of 5.1 billion yen for the fiscal year ended March 31, 2012, as compared to a net foreign exchange gain of 9.3 billion yen for the previous fiscal year, as well as a year-on-year decrease in gain on sale of securities investments. A net foreign exchange loss was recorded mainly in relation to Sony’s investments, including losses from foreign exchange transactions that partially offset the gain from foreign currency adjustments in equity in net income (loss), while a gain was recorded from routine derivative contracts entered into to reduce the risk caused by foreign exchange rate fluctuations.

Interest and dividends in other income of 15.1 billion yen was recorded in the fiscal year ended March 31, 2012, an increase of 3.3 billion yen, or 28.2 percent year-on-year. Interest recorded in other expenses totaled 23.4 billion yen, a decrease of 0.5 billion yen, or 2.0 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2012, the loss before income taxes was 83.2 billion yen, compared to income of 205.0 billion yen in the previous fiscal year.

Income Taxes

For the fiscal year ended March 31, 2012, Sony recorded 315.2 billion yen of income taxes, primarily resulting from the recording of a non-cash charge to establish a valuation allowance of 260.3 billion yen against certain deferred tax assets held by subsidiaries in the U.S., Japan and the U.K.

Sony evaluates its deferred tax assets on a tax jurisdiction by jurisdiction basis to determine if a valuation allowance is required. In the U.S., Sony’s U.S. holding company and its U.S. subsidiaries file a consolidated federal tax return. This consolidated tax filing group incurred cumulative losses in recent fiscal years including the fiscal year ended March 31, 2012. Under U.S. GAAP, a cumulative loss in recent fiscal years is considered significant negative evidence regarding the realizability of deferred tax assets. After comparing this significant negative evidence to objectively verifiable positive factors, Sony recorded a charge of 203.0 billion yen to establish a valuation allowance against the deferred tax assets held by the consolidated tax filing group in the U.S. In addition, Sony established valuation allowances against certain deferred tax assets held by certain subsidiaries in Japan and the U.K. amounting to 57.3 billion yen as a result of evaluating those deferred tax assets. Refer to Note 21 to the notes to the consolidated financial statements.

Net Income (loss) attributable to Sony Corporation’s stockholders

For the fiscal year ended March 31, 2012, the net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 456.7 billion yen, a deterioration of 197.1 billion yen year-on-year.

Net income attributable to noncontrolling interest of 58.2 billion yen was recorded, an increase of 19.0 billion yen year-on-year. This increase was mainly due to the increased income at Sony Financial Holdings, Inc. (“SFH”), for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

Basic and diluted net losses per share attributable to Sony Corporation’s stockholders were both 455.03 yen compared with basic and diluted net losses per share of 258.66 yen in the previous fiscal year. Refer to Note 22 to the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 to the notes to the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Sales and operating revenue
Imaging Products & Solutions	915.6	761.3	–16.9%
Game	865.0	805.0	–6.9
Mobile Products & Communications*	631.6	622.7	–1.4
Home Entertainment & Sound	1,713.0	1,283.2	–25.1
Devices	1,151.9	1,026.6	–10.9
Pictures	600.0	657.7	+9.6
Music	470.7	442.8	–5.9
Financial Services	806.5	871.9	+8.1
All Other	519.8	530.3	+2.0
Corporate and Elimination	(492.8)	(508.2)	—

Consolidated	7,181.3	6,493.2	–9.6

	Fiscal year ended March 31
	2011	2012	Percent change
	(Yen in billions)
Operating income (loss)
Imaging Products & Solutions	52.4	18.6	–64.5%
Game	48.5	29.3	–39.6
Mobile Products & Communications**	5.3	7.2	+36.2
Home Entertainment & Sound	(73.2)	(203.2)	—
Devices	34.9	(22.1)	—
Pictures	38.7	34.1	–11.7
Music	38.9	36.9	–5.2
Financial Services	118.8	131.4	+10.6
All Other	(13.8)	(54.1)	—

Sub-Total	250.5	(21.8)	—
Corporate and Elimination***	(50.7)	(45.4)	—

Consolidated	199.8	(67.3)	—

* The Mobile Products & Communications segment sales do not include sales of Sony Ericsson in the fiscal year ended March 31, 2011 and from April 1, 2011 through February 15, 2012.

** The Mobile Products & Communications segment’s operating income (loss) for the fiscal year ended March 31, 2011 includes Sony’s equity results for Sony Ericsson. The Mobile Products & Communications segment’s operating income (loss) for the fiscal year ended March 31, 2012 includes Sony’s equity results for Sony Ericsson through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012 for Sony Mobile, as well as the remeasurement gain associated with obtaining control of Sony Mobile.

*** Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Mobile acquisition, which are not allocated to segments.

Imaging Products & Solutions

For the fiscal year ended March 31, 2012, sales decreased 16.9 percent year-on-year to 761.3 billion yen. Sales to outside customers decreased 16.5 percent year-on-year. This was primarily due to a decrease in sales of digital imaging products including digital cameras and video cameras due to the negative impact from the Floods, a decrease in unit sales resulting from deterioration in market conditions in Europe and the U.S., and unfavorable foreign exchange rates. Digital imaging products were also impacted by the Great East Japan Earthquake.

Operating income decreased by 33.8 billion yen year-on-year to 18.6 billion yen. The decrease was primarily due to a decrease in sales noted above and the unfavorable impact of foreign exchange rates. Restructuring charges of 1.4 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 11.6 billion yen in the previous fiscal year. Restructuring charges in the fiscal year ended March 31, 2011 included expenses related to headcount reduction programs and the realignment of manufacturing operations in Japan. Product categories that unfavorably impacted the change in segment operating results include digital cameras and video cameras, reflecting lower sales mentioned above.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Digital Imaging Products	628,358	(69.3)	489,526	(64.7)	–22.1%
Professional Solutions	268,687	(29.6)	256,871	(33.9)	–4.4
Other	9,394	(1.1)	10,228	(1.4)	+8.9

IP&S Total	906,439	(100.0)	756,625	(100.0)	–16.5

Unit sales of major products

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
Home-use video cameras within Digital Imaging Products	5.2	4.4	–0.8	–15.4%
Compact digital cameras within Digital Imaging Products	24.0	21.0	–3.0	–12.5

Game

For the fiscal year ended March 31, 2012, sales decreased 6.9 percent year-on-year to 805.0 billion yen. Sales to outside customers decreased 8.7 percent year-on-year. The decrease reflects lower sales of PlayStation®3 (“PS3”) hardware due to a strategic price reduction and lower sales of PlayStation®2 due to platform migration.

Operating income decreased by 19.2 billion yen year-on-year to 29.3 billion yen. The decrease in operating income was primarily due to the lower sales noted above. Below are the unit sales of each platform within the segment:

Unit sales of each platform within the segment

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
Hardware
PlayStation®3	14.3	13.9	–0.4	–2.8%
PSP®(PlayStation ®Portable)	8.0	6.8	–1.2	–15.0
PlayStation®2	6.4	4.1	–2.3	–35.9
Software*
PlayStation®3	147.9	156.6	+8.7	+5.9
PSP®(PlayStation ®Portable)	46.6	32.2	–14.4	–30.9
PlayStation®2	16.4	7.9	–8.5	–51.8

* Network downloaded software is not included within unit software sales in the table above.

Mobile Products & Communications

For the fiscal year ended March 31, 2012, sales decreased 1.4 percent year-on-year to 622.7 billion yen. Sales to outside customers decreased 1.4 percent year-on-year. This decrease was primarily due to a decrease in sales of PCs mainly due to the negative impact from the Floods and unfavorable foreign exchange rates, partially offset by the favorable impact of the consolidation of Sony Mobile. Sales of the MP&C segment included the sales of Sony Mobile from February 16, 2012 through March 31, 2012, which was 77.7 billion yen.

Operating income increased by 36.2% to 7.2 billion yen. Operating income included 57.7 billion yen for Sony’s equity in net loss of Sony Ericsson through February 15, 2012, a remeasurement gain of 102.3 billion yen associated with obtaining control of Sony Mobile, and an operating loss of 13.2 billion yen for Sony Mobile from February 16, 2012 through March 31, 2012. The increase in operating income in the segment was primarily due to the remeasurement gain described above.

Below are the sales to outside customers by product category and the unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Mobile Communications	—	—	77,732	(12.5)	—%
Personal and Mobile Products	625,200	(99.0)	538,816	(86.6)	–13.8
Other	6,314	(1.0)	5,867	(0.9)	–7.1

MP&C Total	631,514	(100.0)	622,415	(100.0)	–1.4

Unit sales of major products

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
PCs within Personal and Mobile Products	8.7	8.4	–0.3	–3.4%

Home Entertainment & Sound

For the fiscal year ended March 31, 2012, sales decreased 25.1 percent year-on-year to 1,283.2 billion yen. Sales to outside customers decreased 25.1 percent year-on-year. This decrease was primarily due to a decrease in sales of LCD televisions reflecting lower unit sales and price declines, mainly resulting from market contractions in Japan and the deterioration of market conditions in Europe and North America. LCD television sales in Japan during the previous fiscal year significantly benefited mainly from a program which provided consumers with a subsidy from the Japanese government. The subsidy program ended on March 31, 2011.

Operating loss increased 130.0 billion yen year-on-year to 203.2 billion yen. This increase was primarily due to the lower sales mentioned above and a total loss of 60.0 billion yen related to an impairment loss on Sony’s shares of S-LCD, which were sold in January 2012, and subsequent foreign currency adjustments. Further, the segment’s operating results include additional LCD panel-related expenses of 22.8 billion yen resulting from low capacity utilization of S-LCD and the impairment of LCD television assets of 16.7 billion yen. Restructuring charges of 5.4 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 19.0 billion yen in the previous fiscal year. This decrease in restructuring charges was primarily due to a recording of expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and its related asset impairment during the fiscal year ended March 31, 2011.

Below are the sales to outside customers by product category and unit sales of major products:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Televisions	1,200,487	(70.1)	840,359	(65.5)	–30.0%
Audio and Video	502,684	(29.4)	433,801	(33.8)	–13.7
Other	9,153	(0.5)	8,568	(0.7)	–6.4

HE&S Total	1,712,324	(100.0)	1,282,728	(100.0)	–25.1

Unit sales of major products

	Fiscal year ended March 31
	2011	2012	Unit change	Percent change
	(Units in millions)
LCD televisions within Televisions	22.4	19.6	–2.8	–12.5%
Blu-ray Disc players / recorders within Audio and Video	5.6	7.0	+1.4	+25.0
Flash memory digital audio players within Audio and Video	8.4	8.2	–0.2	–2.4

Devices

For the fiscal year ended March 31, 2012, sales decreased 10.9 percent year-on-year to 1,026.6 billion yen, mainly due to a decrease in Components sales. Sales to outside customers decreased 12.2 percent year-on-year. The lower sales of Components were primarily due to the impact of the Great East Japan Earthquake on batteries and storage media, and unfavorable foreign exchange rates.

An operating loss of 22.1 billion yen was recorded, compared to operating income of 34.9 billion yen recorded in the fiscal year ended March 31, 2011. This was primarily due to deterioration in the cost of sales ratio, unfavorable foreign exchange rates and a decrease in gross profit due to lower sales (excluding the foreign exchange impact), partially offset by a decrease in selling, general and administrative expenses. Restructuring charges of 27.3 billion yen were recorded in the fiscal year ended March 31, 2012, compared to 11.3 billion yen in the previous fiscal year. Restructuring charges in the fiscal year ended March 31, 2012 included expenses of 19.2 billion yen associated with the sale of the small- and medium-sized display business to Japan Display Inc. Categories that unfavorably impacted the change in segment operating results (excluding restructuring charges) included Components, reflecting the above-mentioned decrease in sales.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31
	2011		2012		Percent change
	(Yen in millions)
Semiconductors	358,396	(46.5)	375,891	(55.5)	+4.9%
Components	410,090	(53.2)	297,108	(43.9)	–27.6
Other	2,864	(0.3)	4,209	(0.6)	+47.0

Devices Total	771,350	(100.0)	677,208	(100.0)	–12.2

Electronics

Inventory

Total inventory for the Electronics segments, as of March 31, 2012, was 627.2 billion yen, which represents a 19.0 billion yen, or 3.1 percent increase compared with the level as of March 31, 2011.

Sales to Outside Customers by Geographic Area

Combined sales to outside customers by geographic area for the Electronics segments for the fiscal year ended March 31, 2012 decreased year-on-year by 27 percent in the U.S., by 24 percent in Europe, by 9 percent in Japan and by 22 percent in Asia-Pacific areas other than Japan and China (the “Asia-Pacific Area”). Sales in China and in other geographic areas (“Other Areas”) were almost flat year-on-year. Total combined sales in all areas decreased year-on-year by 16 percent.

In the U.S., sales of products such as LCD televisions and PCs and sales in the game business decreased. In Europe, sales of products such as LCD televisions decreased. In Japan, sales of products such as LCD televisions and home video products including Blu-ray Disc recorders decreased. In China, sales of products such as small- and medium-sized LCD panels and sales in the game business increased while sales of products such as optical disc drive products, LCD televisions and compact digital cameras decreased. In the Asia-Pacific Area, sales of products such as batteries, optical disc drive products, photonic device modules, image sensors, LSIs, and compact digital cameras decreased. In Other Areas, sales of products such as compact digital cameras, home-use video cameras and PCs and sales in the game business decreased.

Manufacturing by Geographic Area

Approximately 55 percent of the Electronics segments’ total annual production, excluding Sony Mobile, during the fiscal year ended March 31, 2012 was in-house production and approximately 45 percent was outsourced production.

Approximately 50 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 60 percent of the annual in-house production in Japan was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 25 percent of the annual in-house production, with approximately 60 percent destined for the Americas, Japan, Europe and China. Production in China accounted for approximately 20 percent of the annual in-house production, approximately 55 percent of which was destined for other countries. Production in the Americas and Europe together accounted for approximately 5 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

For the fiscal year ended March 31, 2012, sales increased 9.6 percent year-on-year to 657.7 billion yen, despite the appreciation of the yen. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2012 increased approximately 18 percent year-on-year. Motion picture revenues, also on a U.S. dollar basis, increased approximately 10 percent year-on-year. The fiscal year ended March 31, 2012 benefited from the sale of a participation interest in Spider-Man merchandising rights and higher pay television and video-on-demand sales of motion picture product. Television revenues, on a U.S. dollar basis, increased approximately 39 percent year-on-year primarily due to higher revenues from the licensing of U.S. network and made-for-cable television product, revenues recognized from the consolidation of GSN, which was accounted for under the equity method in the previous fiscal year, and higher advertising revenues from SPE’s television networks in India.

Operating income decreased by 4.5 billion yen year-on-year to 34.1 billion yen. Operating income decreased by approximately 7 percent on a U.S. dollar basis. The decrease is primarily due to a combined 30.3 billion yen gain recognized in the fiscal year ended March 31, 2011, consisting of a remeasurement gain associated with obtaining control of GSN (27.0 billion yen) and a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America), partially offset by 21.4 billion yen of operating income generated from the above-noted sale of a participation interest in Spider-Man merchandising rights during the fiscal year ended March 31, 2012. The appreciation of the yen and higher marketing costs in support of a greater number of upcoming major theatrical releases also had a negative impact on the operating income for the fiscal year ended March 31, 2012. These negative factors were partially offset by the higher revenues from the licensing of U.S. network and made-for-cable television product and higher advertising revenues from SPE’s television networks in India. The fiscal year ended March 31, 2012 reflects the strong theatrical performance of The Smurfs and Bad Teacher offset by the theatrical underperformance of Arthur Christmas.

As of March 31, 2012, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount in the future, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Music

Music segment results presented below include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc. (“SMEJ”), a Japan-based music company that aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50 percent owned U.S.-based consolidated joint venture in the music publishing business that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

For the fiscal year ended March 31, 2012, sales decreased 5.9 percent year-on-year to 442.8 billion yen. The decrease in sales is primarily due to the negative impact of the appreciation of the yen against the U.S. dollar and the continued contraction of the physical music market, offset by the strong performance of a number of key releases during the year. Best selling titles during the year included Adele’s 21, Beyoncè’s 4, Pitbull’s Planet Pit, Foo Fighters’ Wasting Light, One Direction’s Up All Night, and music from the hit U.S. television show Glee.

Operating income decreased 2.0 billion yen year-on-year to 36.9 billion yen. The decrease reflects the impact of the lower sales mentioned above and higher restructuring costs, partially offset by lower overhead costs, a benefit from the recognition of digital revenues and a favorable legal settlement concerning copyright infringement.

Financial Services

In Sony’s Financial Services segment, the results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”), as well as the results for Sony Finance International Inc. (“SFI”). The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2012 increased 8.1 percent year-on-year to 871.9 billion yen mainly due to a significant increase in revenue at Sony Life. Revenue at Sony Life increased 11.6 percent year-on-year to 777.7 billion yen primarily due to an increase in insurance premium revenue, reflecting a higher policy amount in force.

Operating income increased 12.6 billion yen year-on-year to 131.4 billion yen, mainly due to an increase in operating income at Sony Life, partially offset by a deterioration in operating results at Sony Bank, reflecting a foreign exchange loss on foreign-currency denominated customer deposits compared to a gain in the previous fiscal year. Operating income at Sony Life increased 17.2 billion yen year-on-year to 134.8 billion yen. This increase was primarily due to higher insurance premium revenue and a partial reversal of an incremental provision for insurance policy reserves in the fiscal year ended March 31, 2012, which was recorded in the fiscal year ended March 31, 2011 due to the Great East Japan Earthquake.

While Sony Life had realized net gains on sales of securities in the first six months of the fiscal year ended March 31, 2011 reflecting changes in its investment portfolio to further increase the duration of the assets (according to the asset liability management (“ALM”) viewpoint), such an operation to increase the duration was not carried out in the first six months of the fiscal year ended March 31, 2012. This resulted in a year-on-year decrease in the segment profits as such net gains on sales of securities were absent in the six months ended September 30, 2011. However, during the six months ended March 31, 2012, net gains on sales of securities from ordinary fund management operations were greater than the same period of the previous fiscal year. As a result, the segment profits for the full fiscal year increased year-on-year. There were no material changes made to the investment portfolio during the fiscal year ended March 31, 2012.

Information of Operations Separating Out the Financial Services Segment

The following charts show Sony’s information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2011	2012
	(Yen in millions)
Financial services revenue	806,526	871,895
Financial services expenses	685,747	739,222
Equity in net loss of affiliated companies	(1,961)	(1,252)

Operating income	118,818	131,421
Other income (expenses), net	868	1,069

Income before income taxes	119,686	132,490
Income taxes and other	48,570	18,380

Net income of Financial Services	71,116	114,110

	Fiscal year ended March 31
Sony without the Financial Services segment	2011	2012
	(Yen in millions)
Net sales and operating revenue	6,388,759	5,627,893
Costs and expenses	6,326,233	5,708,607
Equity in net income (loss) of affiliated companies	16,023	(120,445)

Operating income (loss)	78,549	(201,159)
Other income (expenses), net	10,790	(9,181)

Income (loss) before income taxes	89,339	(210,340)
Income taxes and other	387,375	309,486

Net loss of Sony without Financial Services	(298,036)	(519,826)

	Fiscal year ended March 31
Consolidated	2011	2012
	(Yen in millions)
Financial services revenue	798,495	868,971
Net sales and operating revenue	6,382,778	5,624,241

	7,181,273	6,493,212
Costs and expenses	6,995,514	6,438,790
Equity in net income (loss) of affiliated companies	14,062	(121,697)

Operating income (loss)	199,821	(67,275)
Other income (expenses), net	5,192	(15,911)

Income (loss) before income taxes	205,013	(83,186)
Income taxes and other	464,598	373,474

Net loss attributable to Sony Corporation’s Stockholders	(259,585)	(456,660)

All Other

Sales for the fiscal year ended March 31, 2012 increased 2.0 percent year-on-year, to 530.3 billion yen. The increase in sales is mainly due to significantly higher sales in the network business, partially offset by lower sales in the mobile phone original equipment manufacturing (“OEM”) business in Japan and unfavorable foreign exchange rates.

An operating loss of 54.1 billion yen was recorded for the fiscal year ended March 31, 2012, compared to an operating loss of 13.8 billion yen in the previous fiscal year. This deterioration was mainly due to the manufacturing system business in Sony Manufacturing Systems and the network business in Sony Network Entertainment. The deterioration of operating results in the manufacturing system business resulted from significantly lower sales, inventory devaluation and asset impairments, partially offset by an increase in profit in the disc manufacturing business, primarily due to the reversal of a patent royalty accrual. Sony Manufacturing Systems was merged into Sony EMCS Corporation in April 2012. The operating results in the network business in the fiscal year ended March 31, 2012 were negatively affected by the recording of 12.6 billion yen in non-cash impairment charges of long-lived assets in the network business asset group.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, Sony announced major restructuring initiatives in January 2009. Sony continued to implement its restructuring initiatives during the fiscal year ended March 31, 2012. These initiatives included a review of Sony’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions, in order to reform Sony’s operational structure and achieve improvements in competitiveness and profitability.

In the fiscal year ended March 31, 2012, Sony recorded restructuring charges of 54.8 billion yen, which includes 2.1 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 67.1 billion yen of restructuring charges recorded in the previous fiscal year. There were 4.8 billion yen of non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Restructuring charges decreased by 12.3 billion yen or 18.4 percent year-on-year. Of the total 54.8 billion yen incurred in the fiscal year ended March 31, 2012, 25.5 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel-related costs decreased 33.5 percent, compared to the previous fiscal year. Sony’s total manufacturing sites were reduced from 57 sites as of December 31, 2008 to 41 sites as of March 31, 2011, and then to 38 sites as of March 31, 2012. As a result, Sony has been consolidating its manufacturing operations and increasingly utilizing the services of third-party OEMs and third-party original design manufacturing (“ODMs”).

Restructuring charges for the fiscal year ended March 31, 2012 were recorded mainly in the Devices segment. In the Devices segment, restructuring charges amounted to 27.3 billion yen, which include 0.9 billion yen of non-cash charges related to depreciation associated with restructured assets for the fiscal year ended March 31, 2012, compared to 11.3 billion yen of restructuring charges recorded in the previous fiscal year. Charges in the previous fiscal year included 3.5 billion yen of non-cash charges related to depreciation associated with restructured assets. The Devices segment’s restructuring charges included an impairment of 19.2 billion yen related to the sale of the small- and medium-sized TFT LCD business to Japan Display Inc. in March 2012.

In all segments, excluding the Devices segment, restructuring charges were recorded mainly due to headcount reductions through early retirement programs, which are expected to reduce operating costs in the future.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 to the notes to the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2012, the average rates of the yen were 78.1 yen against the U.S. dollar and 107.5 yen against the euro, which was 8.5 percent and 3.9 percent higher, respectively, than the previous fiscal year.

For the fiscal year ended March 31, 2012, consolidated sales were 6,493.2 billion yen, a decrease of 9.6 percent year-on-year, while on a constant currency basis, sales decreased approximately 5 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating loss of 67.3 billion yen was recorded in the fiscal year ended March 31, 2012, compared to operating income of 199.8 billion yen in the previous fiscal year. Operating results deteriorated by 267.1 billion year-on-year, while it would have deteriorated by approximately 235 billion yen compared to the previous fiscal year on a constant currency basis.

The table below indicates the impact on sales and operating results of each of these five segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis	Impact of changes in foreign exchange rates
		2011	2012
		(Yen in billions)
IP&S	Sales	915.6	761.3	-16.9%	-12%	-46.5
	Operating income	52.4	18.6	-33.8	-24.6	-9.3
Game	Sales	865.0	805.0	-6.9%	-2%	-41.3
	Operating income	48.5	29.3	-19.2	-15.9	-3.3
MP&C	Sales	631.6	622.7	-1.4%	+4%	-33.3
	Operating income	5.3	7.2	+1.9	+6.4	-4.5
HE&S	Sales	1,713.0	1,283.2	-25.1%	-21%	-78.3
	Operating loss	(73.2)	(203.2)	-130.0	-122.6	-7.4
Devices	Sales	1,151.9	1,026.6	-10.9%	-5%	-62.7
	Operating income (loss)	34.9	(22.1)	-57.0	-48.4	-8.6

During the fiscal year ended March 31, 2012, Sony estimated that a one yen appreciation against the U.S. dollar decreased consolidated sales by approximately 47 billion yen, with approximately no impact on operating income. Sony’s exposure to the U.S. dollar is limited due to Sony’s ability to manage its U.S. dollar-based sales with U.S. dollar-based costs creating a natural currency hedge. Sony results are more sensitive to movements between the yen and the euro. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 6 billion yen.

In addition, sales for the Pictures segment increased 9.6 percent year-on-year to 657.7 billion yen, while sales increased approximately 18 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales decreased 5.9 percent year-on-year to 442.8 billion yen, while sales decreased approximately 1 percent on a constant currency basis. For a detailed analysis of segment performance, please refer to Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH and the yen-based results for SFI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing and material and parts procurement takes place may be different from those where Sony’s products are sold. In order to reduce the risk caused by foreign exchange rate fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

Sony Global Treasury Services Plc (“SGTS”) in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. Sony’s policy of concentrating its foreign exchange exposures means that SGTS and Sony Corporation hedge most of the net foreign exchange exposure within the Sony group. Sony has a policy on the use of derivatives that, in principle, SGTS should centrally deal and manage derivatives with financial institutions for risk management purposes. SGTS enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for ALM.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2012 were 1,805.3 billion yen and a liability of 3.3 billion yen, respectively. Refer to Note 14 to the notes to the consolidated financial statements.

Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting costs of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the current fiscal year. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Operating Results for the Fiscal Year Ended March 31, 2011 compared with the Fiscal Year Ended March 31, 2010

Sony realigned its segments from the first quarter of the fiscal year ending March 31, 2013 to reflect the company’s reorganization as of April 1, 2012. In connection with this realignment, both the sales and operating income (loss) of each segment in the fiscal year ended March 31, 2011 and in the fiscal year ended March 31, 2010 have been revised to conform to the presentation for the fiscal year ending March 31, 2013.

Operating Performance

	Fiscal year ended March 31
	2010	2011	Percent change
	(Yen in billions)
Sales and operating revenue	7,214.0	7,181.3	–0.5%
Equity in net income (loss) of affiliated companies	(30.2)	14.1	—
Operating income	31.8	199.8	+528.9
Income before income taxes	26.9	205.0	+661.8
Net loss attributable to Sony Corporation’s stockholders	(40.8)	(259.6)	—

Sales

Sales for the fiscal year ended March 31, 2011 were 7,181.3 billion yen, a decrease of 0.5 percent year-on-year, primarily due to a decrease in sales in all segments except the HE&S and MP&C segments. Unfavorable foreign exchange rates significantly affected sales in all segments except the Financial Services segment. A further breakdown of sales figures is presented under “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2011, the average rates of the yen were 84.7 yen against the U.S. dollar and 111.6 yen against the euro, which were 8.4 percent and 16.2 percent higher, respectively, than the previous fiscal year.

“Sales” in the analysis of the ratio of “cost of sales” to sales, the ratio of “research and development costs” to sales, and the ratio of “SGA expenses” to sales refers only to the “net sales” and “other operating revenue” portions of consolidated sales (which excludes financial services revenue). This is because “financial services expenses” are recorded separately from cost of sales and SGA expenses in the consolidated financial statements. The calculations of all ratios below that pertain to reportable segments include intersegment transactions.

Cost of Sales and Selling, General and Administrative Expenses

Cost of sales for the fiscal year ended March 31, 2011 decreased by 61.2 billion yen, or 1.3 percent year-on-year, to 4,831.4 billion yen, and improved from 76.7 percent to 75.7 percent as a percentage of sales.

Research and development costs (all research and development costs are included within cost of sales) decreased by 5.2 billion yen, or 1.2 percent year-on-year, to 426.8 billion yen. The ratio of research and development costs to sales was 6.7 percent compared to 6.8 percent in the previous fiscal year.

SGA expenses decreased by 43.1 billion yen, or 2.8 percent year-on-year, to 1,501.8 billion yen, mainly due to the impact of the appreciation of the yen and a decrease in personnel related costs, partially offset by an increase in advertising and publicity expenses. The ratio of SGA expenses to sales improved year-on-year from 24.2 percent to 23.5 percent.

Other operating (income) expenses, net resulted in income of 13.5 billion yen, compared with a loss of 43.0 billion yen in the previous fiscal year. This improvement was mainly due to a 27.0 billion yen gain recognized as a result of Sony acquiring an additional 5 percent equity interest and a controlling interest including certain management rights in GSN, which operates a U.S. cable network and online business. As a result, Sony remeasured its previously owned 35 percent equity interest in GSN which resulted in the recognition of the gain. Additionally, the previous fiscal year included impairment charges such as a 27.1 billion yen charge related to the impairment of LCD television assets* and a 7.8 billion yen charge related to the impairment of the small- and medium-sized amorphous TFT LCD fixed assets, which were partially offset by a 30.3 billion yen gain recognized from the sales of equity interests in certain television businesses in the Pictures segment. Refer to Notes 19, 24 and 25 to the notes to the consolidated financial statements.

* The loss of 27.1 billion yen on impairment, a non-cash charge recorded within operating income, primarily reflects a decrease in the estimated fair value of “property, plant and equipment” and certain intangible assets. Management’s strategic plans updated in the fourth quarter of the fiscal year ended March 31, 2010 resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge. Sony has excluded the loss on impairment from restructuring charges as it is not directly related to Sony’s ongoing restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability.

Equity in Net Income (Loss) of Affiliated Companies

Equity in net income of affiliated companies, recorded within operating income, was 14.1 billion yen compared to equity in net loss of 30.2 billion yen in the previous fiscal year. Sony recorded equity in net income for Sony Ericsson of 4.2 billion yen compared to equity in net loss of 34.5 billion yen in the previous fiscal year. Equity in net income for S-LCD increased 6.8 billion yen to 7.2 billion yen.

Operating Income (Loss)

Operating income increased 168.0 billion yen year-on-year to 199.8 billion yen despite the large unfavorable impact of foreign exchange rates. The significant increase in operating income was mainly due to an improvement in operating results in the Game, MP&C and Devices segments. For a further breakdown of operating income (loss) for each segment, please refer to “Operating Performance by Business Segment” below.

During the fiscal year ended March 31, 2011, Sony recorded charges of 11.9 billion yen, consisting principally of idle facility costs at manufacturing sites and an incremental provision for life insurance policy reserves, caused by the Great East Japan Earthquake. Furthermore, Sony incurred incremental expenses, including restoration costs (e.g., repair, removal and cleaning costs) directly related to the damages caused by the disaster to certain fixed assets including buildings, machinery and equipment as well as inventories at manufacturing sites and warehouses, in addition to charges for the disposal or impairment of fixed assets and inventories. These expenses amounted to 10.9 billion yen; however, Sony has insurance policies that cover certain damages to fixed assets and inventories as well as the associated restoration costs, which are expected to offset almost all of these losses and expenses in the fiscal year ended March 31, 2011, as the recoveries from insurance claims are deemed probable.

Other Income and Expenses

For the fiscal year ended March 31, 2011, other income increased by 1.1 billion yen, or 2.6 percent, to 45.0 billion yen, while other expenses decreased by 8.9 billion yen, or 18.3 percent year-on-year, to 39.8 billion yen. The net amount of other income and other expenses was income of 5.2 billion yen, an improvement of 10.1 billion yen year-on-year, primarily due to a net foreign exchange gain of 9.3 billion yen for the fiscal year ended March 31, 2011, as compared to a net foreign exchange loss of 10.9 billion yen for the previous fiscal year. A net foreign exchange gain was recorded mainly due to gains related to the period end valuation on derivative contracts entered into by Sony for the purpose of effective global cash management.

Interest and dividends in other income of 11.8 billion yen was recorded in the fiscal year ended March 31, 2011, a decrease of 1.4 billion yen, or 10.7 percent year-on-year. On the other hand, interest recorded in other expenses totaled 23.9 billion yen, an increase of 1.4 billion yen, or 6.2 percent year-on-year.

Income (Loss) before Income Taxes

For the fiscal year ended March 31, 2011, income before income taxes increased 178.1 billion yen year-on-year to 205.0 billion yen, mainly as a result of the above-mentioned increase in operating income.

Income Taxes

For the fiscal year ended March 31, 2011, Sony recorded 425.3 billion yen of income taxes, primarily resulting from recording a non-cash charge to establish a valuation allowance of 362.3 billion yen against deferred tax assets at Sony Corporation and its national tax filing group in Japan. Carrying amounts of deferred tax assets are evaluated on a tax jurisdiction basis and require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. Sony Corporation and its national tax filing group in Japan are in a three year cumulative loss position for the fiscal year ended March 31, 2011. Under U.S. GAAP, a three year cumulative loss position is considered significant negative evidence in assessing the realizability of deferred tax assets, which is difficult to overcome, particularly given the relatively short tax loss carryforward period of seven years in Japan and the anticipated impact of the Great East Japan Earthquake on the near-term forecast for entities in Japan. Accordingly, Sony determined in the fourth quarter of the fiscal year ended March 31, 2011 that it was required under U.S. GAAP to establish a valuation allowance against certain deferred tax assets in Japan. Refer to Note 21 to the notes to consolidated financial statements.

The non-cash charge to establish a valuation allowance does not have any impact on Sony’s consolidated operating income or cash flow, nor does such an allowance preclude Sony from using the loss carryforwards or other deferred tax assets in the future. It is also important to note that the establishment of this valuation allowance does not reflect a change in Sony’s view of its long-term corporate strategy.

Net Income (loss) attributable to Sony Corporation’s stockholders

For the fiscal year ended March 31, 2011, net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 259.6 billion yen, a deterioration of 218.8 billion yen year-on-year.

Net income attributable to noncontrolling interest of 39.3 billion yen was recorded, a decrease of 14.5 billion yen year-on-year. This was mainly due to the income recorded at SFH, for which there is a noncontrolling interest of 40 percent. For details of operating results in the Financial Services segment, refer to “Operating Performance by Business Segment” below.

Basic and diluted net losses per share attributable to Sony Corporation’s stockholders were both 258.66 yen compared with basic and diluted net losses per share of 40.66 yen in the previous fiscal year. Refer to Note 22 to the notes to the consolidated financial statements.

Operating Performance by Business Segment

The following discussion is based on segment information. Sales and operating revenue in each business segment include intersegment transactions. Refer to Note 28 to the notes to the consolidated financial statements.

Business Segment Information

	Fiscal year ended March 31		Percent change
	2010	2011
	(Yen in billions)
Sales and operating revenue
Imaging Products & Solutions	937.3	915.6	–2.3%
Game	901.8	865.0	–4.1
Mobile Products & Communications*	599.4	631.6	+5.4
Home Entertainment & Sound	1,553.1	1,713.0	+10.3
Devices	1,207.1	1,151.9	–4.6
Pictures	705.2	600.0	–14.9
Music	522.6	470.7	–9.9
Financial Services	851.4	806.5	–5.3
All Other	481.2	519.8	+8.0
Corporate and Elimination	(545.1)	(492.8)	—

Consolidated	7,214.0	7,181.3	–0.5

	Fiscal year ended March 31		Percent change
	2010	2011
	(Yen in billions)
Operating income (loss)
Imaging Products & Solutions	40.9	52.4	+28.3%
Game	(55.5)	48.5	—
Mobile Products & Communications*	(50.7)	5.3	—
Home Entertainment & Sound	(70.8)	(73.2)	—
Devices	9.9	34.9	+254.1
Pictures	42.8	38.7	–9.7
Music	36.5	38.9	+6.6
Financial Services	162.5	118.8	–26.9
All Other	(28.5)	(13.8)	—

Sub-Total	87.0	250.5	+188.0
Corporate and Elimination	(55.2)	(50.7)	—

Consolidated	31.8	199.8	+528.9

Imaging Products & Solutions

Sales for the fiscal year ended March 31, 2011 decreased 2.3 percent year-on-year to 915.6 billion yen. Sales to outside customers decreased 2.2 percent year-on-year. This decrease was primarily due to lower digital imaging products resulting from the unfavorable impact of foreign currency exchange rates and a decrease in the average selling price of digital still cameras and video cameras. This decrease was partially offset by higher sales in interchangeable single lens cameras, as a result of introducing new models such as the NEX 5 and digital cinema projectors mainly in North America.

Operating income increased 11.6 billion yen year-on-year to 52.4 billion yen. This improvement was driven primarily by professional solutions reflecting an increase in sales of products such as digital cinema projectors. Restructuring charges of 11.6 billion yen were recorded in the fiscal year ended March 31, 2011, compared to 19.0 billion yen in the previous fiscal year. Restructuring charges in the fiscal year ended March 31, 2011 included expenses related to headcount reduction programs and the realignment of manufacturing operations in Japan.

Categories that favorably impacted the change in segment operating results (excluding restructuring charges) were broadcast- and professional-use products. Categories that unfavorably impacted the change in segment operating results (excluding restructuring charges) were digital still cameras and video cameras reflecting the sales decrease mentioned above and unfavorable impact of foreign currency exchange rates.

Below are the sales to outside customers by product category and unit sales of major products within the category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2010		2011
	(Yen in millions)
Digital Imaging	645,354	(69.6)	628,358	(69.3)	–2.6%
Professional Solutions	272,410	(29.4)	268,687	(29.6)	–1.4
Other	8,815	(1.0)	9,394	(1.1)	+6.6

IP&S Total	926,579	(100.0)	906,439	(100.0)	–2.2

Unit sales of major products

	Fiscal year ended March 31			Percent change
	2010	2011	Unit change
	(Units in millions)
Home-use video cameras within Digital Imaging Products	5.3	5.2	–0.1	–1.9%
Compact digital cameras within Digital Imaging Products	21.0	24.0	+3.0	+14.3

Game

Sales for the fiscal year ended March 31, 2011 decreased 4.1 percent year-on-year to 865.0 billion yen. Sales to outside customers decreased 11.4 percent year-on-year. This decrease was primarily due to the unfavorable impact of foreign currency exchange rates while PlayStation®3 (“PS3”) hardware and software unit sales increased.

Operating income of 48.5 billion yen was recorded, compared to a loss of 55.5 billion yen in the fiscal year ended March 31, 2010. This improvement was driven primarily by significant cost reduction in PS3 hardware and higher unit sales in software resulting from hit titles such as Grand Tourismo® 5. Restructuring charges for the fiscal year ended March 31, 2011 were 4.1 billion yen, compared with 0.2 billion yen recorded in the previous fiscal year.

Below are the unit sales of each platform within the segment:

Unit sales of each platform within the category

	Fiscal year ended March 31		Unit change	Percent change
	2010	2011
	(Units in millions)
Hardware
PlayStation®3	13.0	14.3	+1.3	+10.0%
PSP®(PlayStation ®Portable)	9.9	8.0	–1.9	–19.2
PlayStation®2	7.3	6.4	–0.9	–12.3
Software*
PlayStation®3	115.6	147.9	+32.3	+27.9
PSP®(PlayStation ®Portable)	44.4	46.6	+2.2	+5.0
PlayStation®2	35.7	16.4	–19.3	–54.1

* Network downloaded software is not included within unit software sales in the table above.

Mobile Products & Communications

Sales for the fiscal year ended March 31, 2011 increased 5.4 percent year-on-year to 631.6 billion yen. Sales to outside customers increased 5.4 percent year-on-year. This increase was primarily due to higher PCs sales, which saw increased unit sales and an expanding market share in all regions, partially offset by decrease in selling price and unfavorable foreign currency exchange rates.

Operating income of 5.3 billion yen was recorded, compared to a loss of 50.7 billion yen in the fiscal year ended March 31, 2010. This improvement was driven primarily by an improvement of equity in net income for Sony Ericsson and an increase in gross profit due to higher sales in PCs mentioned above. Equity in net income for Sony Ericsson of 4.2 billion yen was recorded in the fiscal year ended March 31, 2011 compared to equity in net loss of 34.5 billion yen in the previous fiscal year. Restructuring charges for the fiscal year ended March 31, 2011 were 2.5 billion yen, compared with 3.1 billion yen recorded in the previous fiscal year.

Below are the sales to outside customers by product category and unit sales of major product within the category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2010		2011
	(Yen in millions)
Mobile Communications			—	—
Personal and Mobile Products	594,198	(99.1)	625,200	(99.0)	+5.2%
Other	5,155	(0.9)	6,314	(1.0)	+22.5

MP&C Total	599,353	(100.0)	631,514	(100.0)	+5.4

Unit sales of major products

	Fiscal year ended March 31			Percent change
	2010	2011	Unit change
	(Units in millions)
PCs within Personal and Mobile Products	6.8	8.7	+1.9	+27.9%

Home Entertainment & Sound

Sales for the fiscal year ended March 31, 2011 increased 10.3 percent year-on-year to 1,713.0 billion yen. Sales to outside customers increased 10.3 percent year-on-year. This was primarily due to higher LCD television sales resulting from a significant increase in unit sales that came mostly from the Asia-Pacific Area, Other Areas, and Japan. The sales increase was partially offset by unfavorable foreign currency exchange rates. LCD television sales in Japan increased primarily due to both a program which provided consumers with a subsidy from the Japanese government and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which was completed in July 2011. The subsidy program ended on March 31, 2011.

Operating loss increased 2.4 billion yen year-on-year to 73.2 billion yen in the fiscal year ended March 31, 2011. This deterioration was primarily due to LCD television resulting from significant price declines and the significant unfavorable impact of foreign currency rates, despite a significant increase in unit sales, a reduction in raw material costs, and the benefit of restructuring initiatives. In the fiscal year ended March 31, 2010, a 27.1 billion yen non-cash charge related to the impairment of LCD television assets, which were not included in restructuring charges, was recorded. (Refer to Note 19 to the notes to the consolidated financial statements.) Restructuring charges were 19.0 billion yen, compared with 19.4 billion yen recorded in the fiscal year ended March 31, 2010. The restructuring charges recorded in the fiscal year ended March 31, 2011 included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe (executed in January 2011) and the impairment of related assets. The restructuring charges recorded in the fiscal year ended March 31, 2010 included the expenses related to the cessation of manufacturing operations at Sony EMCS Corporation’s Ichinomiya TEC and at Sony Baja California, S.A. de C.V.’s Mexicali factory.

Below are the sales to outside customers by product category and unit sales of major products within the category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2010		2011
	(Yen in millions)
Televisions	1,005,934	(64.8)	1,200,487	(70.1)	+19.3%
Audio and Video	536,972	(34.6)	502,684	(29.4)	–6.4
Other	9,791	(0.6)	9,153	(0.5)	–6.5

HE&S Total	1,552,697	(100.0)	1,712,324	(100.0)	+10.3

Unit sales of major products

	Fiscal year ended March 31			Percent change
	2010	2011	Unit change
	(Units in millions)
LCD televisions within Televisions	15.6	22.4	+6.8	+43.6%
Blu-ray Disc recorders within Audio and Video	0.7	1.0	+0.3	+42.9
Blu-ray Disc players within Audio and Video	3.3	4.6	+1.3	+39.4
DVD players within Audio and Video	11.5	10.0	–1.5	–13.0
Flash memory digital audio players within Audio and Video	8.0	8.4	+0.4	+5.0

Devices

Sales for the fiscal year ended March 31, 2011 decreased 4.6 percent year-on-year, to 1,151.9 billion yen. Sales to outside customers decreased 1.0 percent year-on-year. This decrease was primarily due to unfavorable foreign exchange rates and lower sales of Components resulting from a decrease in sales of storage media affected by market contraction and a decrease in sales of optical disc drives driven by price competition, partially offset by higher semiconductor sales resulting from strong performances of small- and medium-sized LCD panels and image sensors.

Operating income increased 25.0 billion yen year-on-year to 34.9 billion yen in the fiscal year ended March 31, 2011. This improvement was mainly due to a decrease in restructuring charges, and an increase in gross profit from higher sales, partially offset by unfavorable foreign exchange rates. Restructuring charges were 11.3 billion yen, compared with 32.4 billion yen recorded in the fiscal year ended March 31, 2010. The restructuring charges recorded in the fiscal year ended March 31, 2010 included an impairment loss of 7.8 billion yen related to small- and medium-sized amorphous TFT LCD fixed assets. A category that favorably impacted the change in segment operating results (excluding restructuring charges) was Semiconductors, reflecting higher sales of image sensors.

Below are the sales to outside customers by product category:

Sales to outside customers by product category

Figures in parentheses indicate the percentage contribution of each product category to the segment total.

	Fiscal year ended March 31				Percent change
	2010		2011
	(Yen in millions)
Semiconductors	299,715	(38.5)	358,396	(46.5)	+19.6%
Components	476,097	(61.1)	410,090	(53.2)	–13.9
Other	3,428	(0.4)	2,864	(0.3)	–16.5

Devices Total	779,240	(100.0)	771,350	(100.0)	–1.0

Electronics Inventory

Total Inventory for the Electronics segments, as of March 31, 2011, was 608.2 billion yen.

Sales to Outside Customers by Geographic Area

Regarding sales to outside customers by geographic area for the Electronics segments, combined sales decreased year-on-year by 10 percent in the U.S. and by 3 percent in Europe, and increased year-on-year by 7 percent in Japan, by 15 percent in China, by 3 percent in the Asia-Pacific Area, and by 13 percent in Other Areas. Total combined sales in all areas increased year-on-year by 1 percent.

In the U.S., sales of products such as small- and medium-sized LCD panels and digital cinema projectors increased while sales of products such as LCD televisions, game, and storage media decreased. In Europe, sales of products such as LCD televisions and PCs increased while sales in the game business and sales of products such as home-use video cameras decreased. In Japan, sales of products such as LCD televisions, interchangeable single lens cameras, and small- and medium-sized LCD panels increased, while sales of products such as storage media decreased. In China, sales of products such as LCD televisions, optical disc drive products and PCs increased. In the Asia-Pacific Area, sales of products such as small- and medium-sized LCD panels and LCD televisions increased while sales of products such as optical disc drive products decreased. In Other Areas, sales of products such as LCD televisions increased.

Sony’s LCD television sales in Japan increased approximately 42 percent in the fiscal year ended March 31, 2011. The increase was primarily as a result of both a program that provided consumers with a subsidy directly from the Japanese government after the purchase of qualifying products and enhanced demand resulting from the transition from analog to digital television broadcasting in Japan which was completed in July 2011. The contribution of these factors to the growth in television sales was partially offset by continued price competition. The government subsidy program expired on March 31, 2011.

Manufacturing by Geographic Area

Approximately 55 percent of the Electronics segments’ total annual production, excluding Sony Mobile, during the fiscal year ended March 31, 2011 was in-house production and approximately 45 percent was outsourced production.

Approximately 50 percent of the annual in-house production took place in Japan, including the production of compact digital cameras, home-use video cameras, LCD televisions, PCs, semiconductors and components such as batteries and storage media. Approximately 60 percent of the annual in-house production in Japan was destined for other countries. Production in Asia, excluding Japan and China, accounted for approximately 25 percent of the annual in-house production, with approximately 60 percent destined for Japan, the Americas, Europe and China. Production in China accounted for approximately 15 percent of the annual in-house production, approximately 50 percent of which was destined for other countries. Production in the Americas and Europe together accounted for approximately 10 percent of the annual in-house production, most of which was destined for local distribution and sale.

Pictures

Pictures segment results presented below are a yen-translation of the results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis. Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales for the fiscal year ended March 31, 2011 decreased 14.9 percent year-on-year, to 600.0 billion yen, primarily due to lower motion picture revenues and the appreciation of the yen against the U.S. dollar. On a U.S. dollar basis, sales for the fiscal year ended March 31, 2011 decreased approximately 8 percent. Motion picture revenues, also on a U.S. dollar basis, decreased approximately 13 percent year-on-year. While the fiscal year ended March 31, 2011 benefitted from the strong performances of The Karate Kid, Grown Ups and Salt, international theatrical and worldwide home entertainment revenues declined significantly in comparison to the fiscal year ended March 31, 2010 which included 2012, Angels & Demons and Michael Jackson’s This Is It. Television revenues, on a U.S. dollar basis, increased approximately 8 percent year-on-year, primarily due to higher subscription and advertising revenues from a number of SPE’s television networks and higher U.S. revenues from the licensing of made-for-cable and syndication television product.

Operating income decreased 4.1 billion yen year-on-year, to 38.7 billion yen primarily due to the appreciation of the yen against the U.S. dollar. Operating income decreased by less than 1 percent on a U.S. dollar basis. This decrease was due to lower home entertainment revenues from motion picture catalog product and the theatrical underperformance of How Do You Know, substantially offset by the higher television revenues mentioned above.

In March 2011, SPE acquired an additional 5 percent equity interest and a controlling interest, including certain management rights, in GSN, which operates a U.S. cable network and online business. As a result, SPE’s total equity interest in GSN increased to 40 percent. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35 percent equity interest in GSN that it owned prior to the acquisition at the fair value of such interest at the time control was obtained. This resulted in the recognition of a gain of 27.0 billion yen, which is included in operating income for the fiscal year ended March 31, 2011. Operating income for the fiscal year ended March 31, 2011 also includes a gain on the sale of SPE’s remaining equity interest in a Latin American premium pay television business (HBO Latin America). The total gain recognized from these two transactions was 30.3 billion yen. Refer to Notes 24 and 25 to the notes to the consolidated financial statements.

In the fiscal year ended March 31, 2010, there were gains recognized from the sale of a portion of SPE’s equity interest in both HBO Latin America and GSN, as well as from the sale of all of its equity interest in a Central European premium pay television business (HBO Central Europe). The total gain recognized from these sales was 30.3 billion yen.

As of March 31, 2011, unrecognized license fee revenue at SPE was approximately 1.5 billion U.S. dollars. SPE expects to record this amount in the future, having entered into contracts with television broadcasters to provide those broadcasters with completed motion picture and television products. The license fee revenue will be recognized in the fiscal year in which the product is made available for broadcast.

Music

Music segment results presented below include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50 percent owned U.S.-based consolidated joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales for the fiscal year ended March 31, 2011 decreased 9.9 percent year-on-year to 470.7 billion yen. This decrease was primarily due to the negative impact of the appreciation of the yen against the U.S. dollar, the especially strong performance of Michael Jackson product in the previous fiscal year and the continued contraction of the physical music market. Best selling titles during the fiscal year ended March 31, 2011 included ikimono-gakari’s IKIMONO BAKARI: MEMBERS’ BEST SELECTION, Susan Boyle’s The Gift, P!nk’s Greatest Hits … So Far!!!, Michael Jackson’s Michael and music from the cast of the hit television show Glee.

Operating income increased 2.4 billion yen year-on-year to 38.9 billion yen. Despite the decrease in sales, operating income increased due to decreases in marketing, restructuring and overhead costs.

Financial Services

In Sony’s Financial Services segment, the results include SFH and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank, as well as the results for SFI. Unless otherwise specified, all amounts are reported on a U.S. GAAP basis. The results of Sony Life discussed below on the basis of U.S. GAAP differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue for the fiscal year ended March 31, 2011 decreased 5.3 percent year-on-year to 806.5 billion yen, primarily due to a decrease in revenue at Sony Life. Revenue at Sony Life decreased 5.9 percent year-on-year to 696.7 billion yen, primarily due to a decrease in investment income. The decrease in revenue at Sony Life was partially offset by an increase in revenue from insurance premiums, reflecting a steady increase in policy amount in force.

Operating income decreased 43.7 billion yen year-on-year to 118.8 billion yen, primarily due to a decrease in operating income at Sony Life. Operating income at Sony Life decreased 48.9 billion yen year-on-year to 117.7 billion yen. The decrease was mainly due to recording of net valuation gains from investments in convertible bonds in the general account in the fiscal year ended March 31, 2010 resulting from a significant rise in the Japanese stock market, and an increase in the provision of policy reserves for variable insurance in the separate account in the fiscal year ended March 31, 2011, driven primarily by a decline in the Japanese stock market.

Information of Operations Separating Out the Financial Services Segment

The following charts show Sony’s information of operations for the Financial Services segment alone and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2010	2011
	(Yen in millions)
Financial services revenue	851,396	806,526
Financial services expenses	687,559	685,747
Equity in net loss of affiliated companies	(1,345)	(1,961)

Operating income	162,492	118,818
Other income (expenses), net	(966)	868

Income before income taxes	161,526	119,686
Income taxes and other	54,721	48,570

Net income of Financial Services	106,805	71,116

	Fiscal year ended March 31
Sony without the Financial Services segment	2010	2011
	(Yen in millions)
Net sales and operating revenue	6,381,094	6,388,759
Costs and expenses	6,484,642	6,326,233
Equity in net income (loss) of affiliated companies	(28,890)	16,023

Operating income (loss)	(132,438)	78,549
Other income, net	1,836	10,790

Income (loss) before income taxes	(130,602)	89,339
Income taxes and other	(34,081)	387,375

Net loss of Sony without Financial Services	(96,521)	(298,036)

	Fiscal year ended March 31
Consolidated	2010	2011
	(Yen in millions)
Financial services revenue	838,300	798,495
Net sales and operating revenue	6,375,698	6,382,778

	7,213,998	7,181,273
Costs and expenses	7,151,991	6,995,514
Equity in net income (loss) of affiliated companies	(30,235)	14,062

Operating income	31,772	199,821
Other income (expenses), net	(4,860)	5,192

Income before income taxes	26,912	205,013
Income taxes and other	67,714	464,598

Net loss attributable to Sony Corporation’s Stockholders	(40,802)	(259,585)

All Other

Sales for the fiscal year ended March 31, 2011 increased 8.0 percent year-on-year, to 519.8 billion yen. The increase in sales is mainly due to significantly higher sales in the network business, partially offset by unfavorable foreign exchange rates and lower sales in the disc manufacturing business.

An operating loss of 13.8 billion yen was recorded for the fiscal year ended March 31, 2011, compared to a loss of 28.5 billion yen in the previous fiscal year. This improvement was mainly due to the fact that there were charges related to the withdrawal from the property management operation of an entertainment complex in Japan and the termination payments of the property lease contract in the previous fiscal year. In addition, losses from an unprofitable measuring systems business that were incurred in the previous fiscal year were not incurred in the fiscal year ended March 31, 2011 due to the sale of that business, which also contributed to the segment results improvement. The sale was completed at the end of March 2010.

Restructuring

As the global economy experienced a sharp downturn following the autumn of 2008, Sony announced major restructuring initiatives in January 2009. Sony continued to implement its restructuring initiatives during the fiscal year ended March 31, 2011. These initiatives included a review of Sony group’s investment plan, the realignment of its manufacturing sites, the reallocation of its workforce, and headcount reductions, in order to reform Sony’s operational structure and achieve improvements in competitiveness and profitability.

In the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 67.1 billion yen, which includes 4.8 billion yen of non-cash charges related to depreciation associated with restructured assets, compared to 124.3 billion yen of restructuring charges recorded in the previous fiscal year. There were 7.9 billion yen of non-cash charges related to depreciation associated with restructured assets in the previous fiscal year. Restructuring charges decreased by 57.3 billion yen or 46.1 percent year-on-year, as Sony implemented the major part of its fixed cost and total asset reduction plan in the previous fiscal year. Of the total 67.1 billion yen incurred in the fiscal year ended March 31, 2011, 38.3 billion yen were personnel related costs, primarily included in SGA expenses in the consolidated statements of income. These personnel related costs decreased 41.3 percent, compared to the previous fiscal year. Sony’s total manufacturing sites were reduced from 57 sites as of December 31, 2008 to 46 sites as of March 31, 2010, and then to 41 sites as of March 31, 2011. As a result, Sony has been consolidating its manufacturing operations and increasingly utilizing the services of third-party OEMs and third-party ODMs.

Restructuring charges for the fiscal year ended March 31, 2011 were recorded mainly in the HE&S segment. In the HE&S segment, restructuring charges amounted to 19.0 billion yen, compared to 19.4 billion yen of restructuring charges recorded in the fiscal year ended March 31, 2010. In the fiscal year ended March 31, 2011, the HE&S segment recorded 8.7 billion yen of restructuring charges related to personnel costs, comprising 22.7 percent of the total 38.3 billion yen personnel costs recorded on a consolidated basis. The HE&S segment’s restructuring charges included expenses of 11.6 billion yen related to the transfer to third parties of the Barcelona factory in Europe and the impairment of related assets (executed in January 2011). With respect to television operations, Sony ceased manufacturing operations during the previous fiscal year at its Sony EMCS Corporation’s Ichinomiya TEC and at its Sony Baja California, S.A. de C.V.’s Mexicali factory and completed the transfer to the Hon Hai Group of 90.0 percent of Sony’s equity interest in Sony Baja California and certain manufacturing assets related to LCD televisions at Sony Baja California’s Tijuana Factory in Mexico, which mainly manufactures LCD televisions for the Americas region. The Tijuana Factory remains a key manufacturing site of Sony LCD televisions for the Americas region. In the fiscal year ended March 31, 2011, Sony completed the transfer to the Hon Hai Group of 90.1 percent of Sony’s equity interest in the Nitra Factory in Slovakia and the transfer to Ficosa International, S.A. and COMSA EMTE SL of Sony Espana S.A.’s Barcelona Technology Center. The Nitra plant remains a key manufacturing site of LCD televisions for the European region.

In all segments, excluding the HE&S segment, restructuring charges were recorded mainly due to headcount reductions through early retirement programs.

Restructuring charges discussed in Item 5, which include non-cash charges related to depreciation associated with restructured assets, are described in Note 19 to the notes to the consolidated financial statements.

Foreign Exchange Fluctuations and Risk Hedging

During the fiscal year ended March 31, 2011, the average rates of the yen were 84.7 yen against the U.S. dollar and 111.6 yen against the euro, which were 8.4 percent and 16.2 percent higher, respectively, than the previous fiscal year.

For the fiscal year ended March 31, 2011, consolidated sales were 7,181.3 billion yen, a decrease of 0.5 percent year-on-year, while on a constant currency basis, sales increased 6 percent year-on-year. For references to information on a constant currency basis, see Note at the bottom of this section.

Consolidated operating income increased 168.0 billion yen year-on-year to 199.8 billion yen in the fiscal year ended March 31, 2011 despite the large unfavorable impact of foreign exchange rates of approximately 98 billion yen. Operating income increased by approximately 6.3 times the operating income in the fiscal year ended March 31, 2010, while it would have increased by approximately 9.4 times the operating income in the fiscal year ended March 31, 2010 on a constant currency basis.

The table below indicates the impact on sales and operating results of each of these five segments. For a detailed analysis of segment performance, please refer to the “Operating Performance Highlights by Business Segment” in the “Results of Operations” section above, which discusses the impact of foreign exchange rates within each segment.

		Fiscal year ended March 31		Change in yen	Change on constant currency basis	Impact of changes in foreign exchange rates
		2010	2011
		(Yen in billions)
IP&S	Sales	937.3	915.6	-2.3%	+5%	-69.3
	Operating income	40.9	52.4	+11.6	+26.6	-15.0
Game	Sales	901.8	865.0	-4.1%	+6%	-89.1
	Operating income (loss)	(55.5)	48.5	+104.0	+159.9	-55.9
MP&C	Sales	599.4	631.6	+5.4%	+13%	-47.8
	Operating income (loss)	(50.7)	5.3	+56.0	+63.0	-6.9
HE&S	Sales	1,553.1	1,713.0	+10.3%	+19%	-129.6
	Operating loss	(70.8)	(73.2)	-2.4	+11.7	-14.1
Devices	Sales	1,207.1	1,151.9	-4.6%	+3%	-87.2
	Operating income	9.9	34.9	+25.0	+39.3	-14.3

During the fiscal year ended March 31, 2011, Sony estimated that a one yen appreciation against the U.S. dollar decreased consolidated sales by approximately 44 billion yen, with a corresponding decrease in operating income of approximately 2 billion yen. Sony’s exposure to the U.S. dollar is limited due to Sony’s ability to manage its U.S. dollar-based sales with U.S. dollar-based costs creating a natural currency hedge. Sony results are more sensitive to movements between the yen and the euro. A one yen appreciation against the euro was estimated to decrease consolidated sales by approximately 10 billion yen, with a corresponding decrease in operating income of approximately 7 billion yen.

In addition, sales for the Pictures segment decreased 14.9 percent year-on-year to 600.0 billion yen, while sales decreased approximately 8 percent on a constant currency (U.S. dollar) basis. In the Music segment, sales decreased 9.9 percent year-on-year to 470.7 billion yen, while sales decreased approximately 5 percent on a constant currency basis. For a detailed analysis of segment performance, please refer to Pictures and Music segments under “Operating Performance by Business Segment.” Sony’s Financial Services segment consolidates the yen-based results of SFH and the yen-based results for Sony SFI. As most of the operations in this segment are based in Japan, Sony management analyzes the performance of the Financial Services segment on a yen basis only.

Sony’s consolidated results are subject to foreign currency rate fluctuations largely because the currency used in the countries where manufacturing and material and parts procurement takes place may be different from those where Sony’s products are sold. In order to reduce the risk caused by foreign exchange rate fluctuations, Sony employs derivatives, including foreign exchange forward contracts and foreign currency option contracts, in accordance with a consistent risk management strategy. Such derivatives are used primarily to mitigate the effect of foreign currency exchange rate fluctuations on cash flows generated or anticipated by Sony Corporation and by its subsidiaries’ transactions and accounts receivable and payable denominated in foreign currencies.

SGTS in London provides integrated treasury services for Sony Corporation, its subsidiaries, and affiliated companies. Sony’s policy is that Sony Corporation and all subsidiaries with foreign exchange exposures should enter into commitments with SGTS to hedge their exposures. Sony Corporation and most of its subsidiaries utilize SGTS for this purpose. The concentration of foreign exchange exposures at SGTS means that, in effect, SGTS hedges most of the net foreign exchange exposure of Sony Corporation, its subsidiaries and affiliated companies. SGTS in turn enters into foreign exchange transactions with creditworthy third-party financial institutions. Most of these transactions are entered into against projected exposures before the actual export and import transactions take place. In general, SGTS hedges the projected exposures on average three months before the actual transactions take place. However, in certain cases SGTS partially hedges the projected exposures one month before the actual transactions take place when business requirements such as shorter production-sales cycles for certain products arise. Sony enters into foreign exchange transactions with financial institutions primarily for hedging purposes. Sony does not use these derivative financial instruments for trading or speculative purposes except for certain derivatives in the Financial Services segment. In the Financial Services segment, Sony uses derivatives primarily for ALM.

To minimize the effects of foreign exchange fluctuations on its financial results, particularly in the Electronics segments, Sony seeks, when appropriate, to localize material and parts procurement, design and manufacturing operations in areas outside of Japan.

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in accumulated other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Foreign exchange forward contracts, foreign currency option contracts and other derivatives that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses. The notional amount and the net fair value of all the foreign exchange derivative contracts as of March 31, 2011 were 1,533.6 billion yen and a liability of 5.1 billion yen, respectively.

Note: In this section, the descriptions of sales on a constant currency basis reflects sales obtained by applying the yen’s monthly average exchange rates from the previous fiscal year to local currency-denominated monthly sales in the current fiscal year. The impact of foreign exchange rate fluctuations on operating income (loss) described herein is estimated by deducting cost of sales, and SGA expenses on a constant currency basis from sales on a constant currency basis. Cost of sales and SGA expenses on a constant currency basis are obtained by applying the yen’s monthly average exchange rates in the previous fiscal year to the corresponding local currency-denominated monthly cost of sales and SGA expenses in the current fiscal year. In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis. Sales and operating income (loss) on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measured in accordance with U.S. GAAP. Sony does not believe that these measures are a substitute for U.S. GAAP measures. However, Sony believes that disclosing sales and operating income (loss) information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Assets, Liabilities and Stockholders’ Equity

Assets

Total assets as of March 31, 2012 increased by 384.5 billion yen, or 3.0 percent year-on-year, to 13,295.7 billion yen. Total assets as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 269.4 billion yen, or 4.5 percent year-on-year, to 5,781.9 billion yen. This decrease is primarily due to a decrease in deferred tax assets due to the recording of valuation allowances and a decrease in cash and cash equivalents due to lower net cash inflow in operating activities, partially offset by an increase in assets due to the consolidation of Sony Ericsson as a wholly-owned subsidiary from February 16, 2012. Total assets as of March 31, 2012 in the Financial Services segment increased by 617.0 billion yen, or 8.7 percent year-on-year, to 7,679.4 billion yen mainly as a result of the expansion of business at Sony Life.

Current Assets

Current assets as of March 31, 2012 decreased by 89.1 billion yen, or 2.3 percent year-on-year, to 3,755.0 billion yen. Current assets as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 140.8 billion yen, or 4.8 percent, year-on-year to 2,766.3 billion yen.

Cash and cash equivalents as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased 128.0 billion yen, or 15.1 percent year-on-year, to 719.4 billion yen. This was primarily due to lower net cash inflow in operating activities and to higher net cash outflow in investing activities in the fiscal year ended March 31, 2012. Refer to “Cash Flows” below.

Notes and accounts receivable, trade (net of allowances for doubtful accounts and sales returns) as of March 31, 2012, excluding the Financial Services segment, increased 26.4 billion yen, or 3.6 percent year-on-year, to 768.7 billion yen, mainly due to the consolidation of Sony Ericsson, partially offset by lower sales in the Electronics segments, excluding Sony Ericsson.

Other current assets as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased 39.6 billion yen, or 3.0 percent year-on-year, to 1,274.8 billion yen, mainly due to a decrease in deferred tax assets as a result of a valuation allowance recorded against certain deferred tax assets. Refer to Note 21 to the notes to consolidated financial statements.

Inventories as of March 31, 2012 increased by 3.0 billion yen, or 0.4 percent year-on-year, to 707.1 billion yen. This increase was primarily due to the consolidation of Sony Ericsson, partially offset by adjustments in production, mainly in LCD televisions resulting from lower sales.

The inventory to cost of sales turnover ratio (based on the average of inventories at the end of each fiscal year and the previous fiscal year) at March 31, 2012 was 1.93 months compared to 1.68 months at the end of the previous fiscal year.

Current assets as of March 31, 2012 in the Financial Services segment increased by 45.5 billion yen, or 4.8 percent year-on-year, to 1,002.3 billion yen primarily due to the increase of marketable securities as a result of the expansion of business in Sony Life.

Investments and Advances

Investments and advances as of March 31, 2012 increased by 426.8 billion yen, or 7.2 percent year-on-year, to 6,319.5 billion yen.

Investments and advances as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 169.4 billion yen, or 49.0 percent year-on-year, to 176.3 billion yen primarily due to sales of Sony’s shares of S-LCD, as well as the elimination of Sony’s investment account in Sony Ericsson in accordance with the consolidation of Sony Ericsson which was previously accounted for under the equity method.

Investments and advances as of March 31, 2012 in the Financial Services segment increased by 594.4 billion yen, or 10.7 percent year-on-year, to 6,174.8 billion yen. This increase was primarily due to business growth at both Sony Life and Sony Bank, resulting in increases in investments made by Sony Life mainly in Japanese fixed income securities, and increases in mortgage loans provided by Sony Bank. Refer to “Investments” below.

Property, Plant and Equipment (after deduction of accumulated depreciation)

Property, plant and equipment as of March 31, 2012 increased by 6.1 billion yen, or 0.7 percent year-on-year, to 931.0 billion yen.

Property, plant and equipment as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 23.6 billion yen, or 2.6 percent year-on-year, to 918.4 billion yen. The increase in property, plant and equipment was mainly due to the consolidation of Sony Ericsson.

Capital expenditures (additions to property, plant and equipment) for the fiscal year ended March 31, 2012 increased by 90.2 billion yen, or 44.1 percent year-on-year, to 295.1 billion yen mainly due to investments in the semiconductor business.

Property, plant and equipment as of March 31, 2012 in the Financial Services segment decreased by 17.5 billion yen, or 58.2 percent year-on-year, to 12.6 billion yen mainly due to the sale of the leasing business at SFI.

Other Assets

Other assets as of March 31, 2012 increased by 46.0 billion yen, or 2.3 percent year-on-year, to 2,020.2 billion yen primarily due to a significant increase in intangible assets and goodwill as a result of the consolidation of Sony Ericsson, partially offset by a significant decrease in deferred tax assets due to the recording of valuation allowances. Refer to Note 24 to the notes to the consolidated financial statements.

Liabilities

Total current and long-term liabilities as of March 31, 2012 increased by 830.3 billion yen, or 8.3 percent year-on-year, to 10,785.5 billion yen. Total current and long-term liabilities as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 274.6 billion yen, or 7.4 percent year-on-year, to 3,984.4 billion yen. Total current and long-term liabilities in the Financial Services segment as of March 31, 2012 increased by 518.8 billion yen, or 8.2 percent year-on-year, to 6,852.0 billion yen.

Current Liabilities

Current liabilities as of March 31, 2012 increased by 394.7 billion yen, or 9.5 percent year-on-year, to 4,530.0 billion yen.

Current liabilities as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 307.2 billion yen, or 13.5 percent year-on-year, to 2,580.5 billion yen.

Short-term borrowings and the current portion of long-term debt as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 247.2 billion yen, or 161.9 percent year-on-year, to 399.9 billion yen, primarily due to the transfer from long-term liabilities of the current portion of straight bonds that will mature during the fiscal year ending March 31, 2013.

Notes and accounts payable, trade as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 32.9 billion yen, or 4.2 percent year-on-year, to 758.7 billion yen primarily due to a decrease in procurement of raw materials resulting from the decrease in sales in the Electronics segments, excluding Sony Ericsson.

Current liabilities as of March 31, 2012 in the Financial Services segment increased by 81.3 billion yen, or 4.3 percent year-on-year, to 1,963.1 billion yen, mainly due to an increase in deposits from customers at Sony Bank.

Long-term Liabilities

Long-term liabilities as of March 31, 2012 increased by 435.6 billion yen, or 7.5 percent year-on-year, to 6,255.6 billion yen.

Long-term liabilities as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 32.7 billion yen, or 2.3 percent year-on-year, to 1,403.9 billion yen. Long-term debt as of March 31, 2012 in all segments, excluding the Financial Services segment, decreased by 50.7 billion yen, or 6.3 percent year-on-year, to 748.7 billion yen. This decrease was primarily due to the above-mentioned transfer of the current portion of straight bonds to current liabilities, partially offset by the unsecured bank loan used to acquire Sony Ericsson. For further detail about the unsecured bank loan, please refer to “Liquidity and Capital Resources” in “Item 5. Operating and Financial Review and Prospects”,

Long-term liabilities as of March 31, 2012 in the Financial Services segment increased by 437.5 billion yen, or 9.8 percent year-on-year, to 4,888.9 billion yen. This increase was primarily due to an increase in the policy amount in force at Sony Life.

Total Interest-bearing Debt

Total interest-bearing debt inclusive of long-term debt and short-term borrowings as of March 31, 2012 increased by 197.0 billion yen, or 20.2 percent year-on-year, to 1,172.6 billion yen. Total interest-bearing debt as of March 31, 2012 in all segments, excluding the Financial Services segment, increased by 196.5 billion yen, or 20.6 percent year-on-year, to 1,148.6 billion yen.

Redeemable Noncontrolling Interest

In March 2011, Sony acquired an additional 5 percent equity interest in GSN, resulting in Sony owning a 40 percent equity interest. As part of the acquisition, Sony obtained a controlling interest in GSN and as a result, consolidated GSN. Sony granted a put right to the other investor (the “Current Investor”) in GSN for an additional 18 percent interest in GSN. The put right is exercisable during three windows starting on April 1 of each of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recent completed calendar year are not available on April 1, the Trigger Window shall commence on the day when GSN’s audited financial statements are delivered to the Current Investor. As of June 26, 2012, GSN’s audited financial statements for the year ended December 31, 2011 had not been delivered to the Current Investor. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheet. Refer to Notes 24 and 27 to the notes to the consolidated financial statements.

Sony Corporation’s Stockholders’ Equity

Sony Corporation’s stockholders’ equity as of March 31, 2012 decreased by 519.1 billion yen, or 20.4 percent year-on-year, to 2,028.9 billion yen. Retained earnings decreased by 481.8 billion yen, or 30.8 percent year-on-year, to 1,084.5 billion yen as a result of the recording of 456.7 billion yen in net loss attributable to Sony Corporation’s stockholders. Accumulated other comprehensive income deteriorated by 37.9 billion yen, or 4.7 percent year-on-year, to a loss of 842.1 billion yen primarily due to the recording of 34.7 billion yen of pension liability adjustments. The ratio of Sony Corporation’s stockholders’ equity to total assets decreased 4.5 percentage points year-on-year, from 19.7 percent to 15.3 percent.

Information of Financial Position Separating Out the Financial Services Segment

The following charts show Sony’s unaudited information of financial position for the Financial Services segment alone, and for all segments excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

Financial Services segment

	March 31
	2011	2012
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	167,009	175,151
Marketable securities	643,171	677,543
Notes and accounts receivable, trade	5,933	5,678
Other	140,633	143,903

	956,746	1,002,275
Investments and advances	5,580,418	6,174,810
Property, plant and equipment	30,034	12,569
Other assets:
Deferred insurance acquisition costs	428,262	441,236
Other	66,944	48,472

	495,206	489,708

	7,062,404	7,679,362

	March 31
	2011	2012
	(Yen in millions)
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	23,191	18,781
Notes and accounts payable, trade	1,705	—
Deposits from customers in the banking business	1,647,752	1,761,137
Other	209,168	183,172

	1,881,816	1,963,090
Long-term liabilities:
Long-term debt	16,936	17,145
Accrued pension and severance costs	13,925	15,340
Future insurance policy benefits and other	4,225,373	4,658,487
Other	195,115	197,894

	4,451,349	4,888,866
Stockholders’ equity of Financial Services	727,955	825,499
Noncontrolling interests	1,284	1,907

	7,062,404	7,679,362

Sony without the Financial Services segment

	March 31
	2011	2012
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	847,403	719,425
Marketable securities	3,000	3,370
Notes and accounts receivable, trade	742,297	768,697
Other	1,314,419	1,274,826

	2,907,119	2,766,318
Film costs	275,389	270,048
Investments and advances	345,660	176,270
Investments in Financial Services, at cost	115,806	115,773
Property, plant and equipment	894,834	918,429
Other assets	1,512,523	1,535,075

	6,051,331	5,781,913

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	152,664	399,882
Notes and accounts payable, trade	791,570	758,680
Other	1,329,061	1,421,947

	2,273,295	2,580,509
Long-term liabilities:
Long-term debt	799,389	748,689
Accrued pension and severance costs	257,395	294,035
Other	379,752	361,161

	1,436,536	1,403,885
Redeemable noncontrolling interest	19,323	20,014
Stockholders’ equity of Sony without Financial Services	2,217,106	1,651,856
Noncontrolling interests	105,071	125,649

	6,051,331	5,781,913

Consolidated

	March 31
	2011	2012
	(Yen in millions)
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	894,576
Marketable securities	646,171	680,913
Notes and accounts receivable, trade	743,690	769,915
Other	1,439,773	1,409,558

	3,844,046	3,754,962
Film costs	275,389	270,048
Investments and advances	5,892,655	6,319,476
Property, plant and equipment	924,868	930,998
Other assets:
Deferred insurance acquisition costs	428,262	441,236
Other	1,545,902	1,578,947

	1,974,164	2,020,183

	12,911,122	13,295,667

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	163,351	410,361
Notes and accounts payable, trade	793,275	758,680
Deposits from customers in the banking business	1,647,752	1,761,137
Other	1,530,921	1,599,803

	4,135,299	4,529,981
Long-term liabilities:
Long-term debt	812,235	762,226
Accrued pension and severance costs	271,320	309,375
Future insurance policy benefits and other	4,225,373	4,658,487
Other	510,993	525,477

	5,819,921	6,255,565
Redeemable noncontrolling interest	19,323	20,014
Sony Corporation’s stockholders’ equity	2,547,987	2,028,891
Noncontrolling interests	388,592	461,216

	12,911,122	13,295,667

Investments

The following table contains available-for-sale and held-to-maturity securities, including the breakdown of unrealized gains and losses by investment category.

	March 31, 2012
	Cost	Unrealized gain	Unrealized loss	Fair market value
		(Yen in millions)
Financial Services Business:
Available-for-sale
Debt securities
Sony Life	864,620	54,827	—	919,447
Sony Bank	884,430	8,128	(8,140)	884,418
Other	9,583	68	(16)	9,635
Equity securities
Sony Life	30,304	6,516	(141)	36,679
Sony Bank	—	—	—	—
Other	719	—	(119)	600
Held-to-maturity
Debt securities
Sony Life	3,407,776	157,410	(4,499)	3,560,687
Sony Bank	12,940	615	—	13,555
Other	73,765	1,502	—	75,267
Total Financial Services	5,284,137	229,066	(12,915)	5,500,288
Non-Financial Services:
Available-for-sale securities	35,374	46,767	(1,270)	80,871
Held-to-maturity securities	—	—	—	—
Total Non-Financial Services	35,374	46,767	(1,270)	80,871
Consolidated	5,319,511	275,833	(14,185)	5,581,159

At March 31, 2012, Sony Life had debt and equity securities which had gross unrealized losses of 4.5 billion yen and 0.1 billion yen, respectively. Of the unrealized loss, 97.0 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2012. Sony Life principally invests in debt securities in various industries. Almost all of the debt securities in which Sony Life invested were rated “BBB” or higher by Standard & Poor’s Ratings Services (“S&P”), Moody’s Investors Service (“Moody’s”) or other rating agencies.

At March 31, 2012, Sony Bank had debt securities which had gross unrealized losses of 8.1 billion yen. Of the unrealized loss, 12.3 percent related to securities in an unrealized loss position for periods greater than 12 months at March 31, 2012. Sony Bank principally invests in Japanese government bonds, Japanese corporate bonds and foreign bonds. Almost all of these securities were rated “BBB” or higher by S&P, Moody’s or other rating agencies.

These unrealized losses related to numerous investments, with no single investment being in a material unrealized loss position for greater than 12 months. In addition, there was no individual security with unrealized losses that met the test for impairment as the declines in value were observed to be small both in amounts and percentage, and therefore, the decline in value for those investments was still determined to be temporary in nature.

For fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2012 (4.5 billion yen), all of which are long-term Japanese national government bonds, maturity dates vary as follows:

• Within 1 year:	—
• 1 to 5 years:	—
• 5 to 10 years:	—
• above 10 years:	100.0 percent

For fixed maturity securities with unrecognized losses held by Sony Bank as of March 31, 2012 (8.1 billion yen), maturity dates vary as follows:

• Within 1 year:	39.2 percent
• 1 to 5 years:	47.0 percent
• 5 to 10 years:	13.8 percent
• above 10 years:	—

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other issued by a number of non-public companies. The aggregate carrying amount of the investments in non-public companies at March 31, 2012 was 93.1 billion yen. A non-public equity investment is primarily valued at cost if fair value is not readily determinable. If the value is estimated to have declined and such decline is judged to be other-than-temporary, the impairment of the investment is recognized immediately and the carrying value is reduced to its fair value.

For the fiscal years ended March 31, 2010, 2011 and 2012, total realized impairment losses were 5.5 billion yen, 9.8 billion yen and 5.5 billion yen, respectively, of which 2.6 billion yen, 2.1 billion yen and 1.9 billion yen, respectively, were recorded in financial services revenue by the subsidiaries in the Financial Services segment. Realized impairment losses recorded other than by subsidiaries in the Financial Services segment in each of the three fiscal years were reflected in non-operating expenses and primarily relate to certain strategic investments in non-financial services businesses. These investments primarily relate to certain strategic investments in Japan and the U.S. with which Sony has strategic relationships for the purposes of developing and marketing new technologies. Impairment losses were recorded for each of the three fiscal years as certain companies failed to successfully develop and market such technology, resulting in the operating performance of these companies being more unfavorable than previously expected. As a result the decline in the fair value of these companies was judged as other-than-temporary. None of these impairment losses were individually material to Sony.

Upon determination that the value of an investment is impaired, the value of the investment is written down to its fair value. For an investment where the quoted price is available in an active market, fair value is determined based on unadjusted quoted prices as of the date on which the impairment determination is made. For investments where the quoted price is not available in an active market, fair value is usually determined based on quoted prices of securities with similar characteristics or measured through the use of various methodologies such as pricing models, discounted cash flow techniques, or similar techniques that require significant management judgment or estimation of assumptions that market participants would use in pricing the investments. The impairment losses that were recorded in each of the three fiscal years related to the unique facts and circumstances of each individual investment and did not significantly impact other investments.

Sony Life and Sony Bank’s investments constitute the majority of the investments in the Financial Services segment. Sony Life and Sony Bank account for approximately 82 percent and 16 percent of the investments in the Financial Services segment, respectively.

Cash Flows

(The fiscal year ended March 31, 2012 compared with the fiscal year ended March 31, 2011)

Operating Activities: For the fiscal year ended March 31, 2012, there was a net cash inflow of 519.5 billion yen from operating activities, a decrease of 96.7 billion yen, or 15.7 percent year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of 176.1 billion yen for the fiscal year ended March 31, 2012, a decrease of 79.7 billion yen, or 31.2 percent year-on-year. This decrease was mainly due to the negative impact of a deterioration in cash from net loss after taking into account adjustments (including depreciation and amortization, deferred income taxes, equity in net income (loss) of affiliated companies and other operating (income) expenses) and a smaller decrease in notes and accounts receivable, trade. This decrease was partially offset by the positive impact of a decrease in inventories as compared to an increase in the previous fiscal year. During the third quarter ended December 31, 2011, there was a receipt of a 50.6 billion yen advance payment from a commercial customer, and during the fourth quarter ended March 31, 2012 there was a receipt of insurance proceeds related primarily to business interruption claims of 6.0 billion yen related to the Great East Japan Earthquake and of 26.9 billion yen related to the Floods.

The Financial Services segment had a net cash inflow of 350.9 billion yen, a decrease of 18.6 billion yen, or 5.0 percent year-on-year. This decrease was primarily due to an increase in receivables, other, included in other current assets, as a result of outsourcing the collection of Sony Life insurance premiums to a third-party agency. This was partially offset by an increase in receipts from insurance premiums, reflecting higher policy amounts in force at Sony Life.

Investing Activities: During the fiscal year ended March 31, 2012, Sony used 882.9 billion yen of net cash in investing activities, an increase of 168.4 billion yen, or 23.6 percent year-on-year.

For all segments excluding the Financial Services segment, 321.5 billion yen was used, an increase of 184.0 billion yen, or 133.7 percent year-on-year. This increase was primarily due to an increase in the purchase of semiconductor manufacturing equipment in the fiscal year ended March 31, 2012 and a payment for the purchase of Ericsson’s equity interest in Sony Ericsson. This was partially offset by proceeds from the sale of Sony’s shares of S-LCD. During the fourth quarter ended March 31, 2012, there was a receipt of insurance proceeds related to fixed assets of 9.0 billion yen related to the Great East Japan Earthquake and of 23.5 billion yen related to the Floods.

The Financial Services segment used 555.3 billion yen of net cash, an increase of 2.4 billion yen, or 0.4 percent year-on-year. This increase was mainly due to proceeds from the deconsolidation of a leasing and rental business at SFI in the previous fiscal year, partially offset by a smaller increase year-on-year in net payments for investments associated with portfolio changes in the securities investments held by Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined* for the fiscal year ended March 31, 2012 was 145.4 billion yen, a 263.7 billion yen deterioration from cash generated in the fiscal year ended March 31, 2011.

Financing Activities: During the fiscal year ended March 31, 2012, 257.3 billion yen of net cash was generated by financing activities, compared to 10.1 billion yen of net cash used in the previous fiscal year.

For all segments excluding the Financial Services segment, there was a 31.3 billion yen net cash inflow, compared to a 186.9 billion yen net cash outflow in the previous fiscal year. This was primarily due to borrowings from banks, including 111.0 billion yen of unsecured bank loans which were used for acquiring Ericsson’s 50 percent equity interest in Sony Ericsson, and the issuance of long-term corporate bonds during the fiscal year ended March 31, 2012. In the Financial Services segment, financing activities generated 212.6 billion yen of net cash, an increase of 68.9 billion yen, or 47.9 percent year-on-year. This increase was primarily due to smaller repayments of long-term debt and an increase in short-term borrowings compared to a decrease in the previous fiscal year. During the fiscal year ended March 31, 2012, there was an issuance of 10.0 billion yen of corporate bonds of SFH.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2012 was 894.6 billion yen. Cash and cash equivalents of all segments excluding the Financial Services segment was 719.4 billion yen at March 31, 2012, a decrease of 128.0 billion yen, or 15.1 percent, compared to the balance as of March 31, 2011. Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 771.7 billion yen of unused committed lines of credit with financial institutions. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 175.2 billion yen at March 31, 2012, an increase of 8.1 billion yen, or 4.9 percent, compared to the balance as of March 31, 2011.

* Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information of Cash Flows Separating Out the Financial Services Segment”. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secures liquidity on its own. This measure may not be comparable to those of other companies. This measure has limitations because it does not represent residual cash flows available for discretionary expenditures, principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities, and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2011	2012
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	616.2	519.5
Net cash used in investing activities reported in the consolidated statements of cash flows	(714.4)	(882.9)

	(98.2)	(363.3)
Less: Net cash provided by operating activities within the Financial Services segment	369.5	350.9
Less: Net cash used in investing activities within the Financial Services segment	(552.9)	(555.3)
Eliminations**	33.1	13.6

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	118.3	(145.4)

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Information of Cash Flows Separating Out the Financial Services Segment

The following charts show Sony’s cash flow information for the Financial Services segment alone, and for all segments, excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2011	2012
	(Yen in millions)
Net cash provided by operating activities	369,458	350,863
Net cash used in investing activities	(552,889)	(555,283)
Net cash provided by financing activities	143,698	212,562

Net increase (decrease) in cash and cash equivalents	(39,733)	8,142
Cash and cash equivalents at beginning of the fiscal year	206,742	167,009

Cash and cash equivalents at end of the fiscal year	167,009	175,151

	Fiscal year ended March 31
Sony without the Financial Services segment	2011	2012
	(Yen in millions)
Net cash provided by operating activities	255,849	176,120
Net cash used in investing activities	(137,561)	(321,547)
Net cash provided by (used in) financing activities	(186,861)	31,274
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)

Net increase (decrease) in cash and cash equivalents	(137,463)	(127,978)
Cash and cash equivalents at beginning of the fiscal year	984,866	847,403

Cash and cash equivalents at end of the fiscal year	847,403	719,425

	Fiscal year ended March 31
Consolidated	2011	2012
	(Yen in millions)
Net cash provided by operating activities	616,245	519,539
Net cash used in investing activities	(714,439)	(882,886)
Net cash provided by (used in) financing activities	(10,112)	257,336
Effect of exchange rate changes on cash and cash equivalents	(68,890)	(13,825)

Net increase (decrease) in cash and cash equivalents	(177,196)	(119,836)
Cash and cash equivalents at beginning of the fiscal year	1,191,608	1,014,412

Cash and cash equivalents at end of the fiscal year	1,014,412	894,576

Cash Flows

(The fiscal year ended March 31, 2011 compared with the fiscal year ended March 31, 2010)

Operating Activities: During the fiscal year ended March 31, 2011, there was a net cash inflow of 616.2 billion yen, a decrease of 296.7 billion yen, or 32.5 percent year-on-year.

For all segments, excluding the Financial Services segment, there was a net cash inflow of 255.8 billion yen for the fiscal year ended March 31, 2011, a decrease of 314.4 billion yen, or 55.1 percent year-on-year. This net cash inflow was mainly due to a cash contribution from net income after taking into account depreciation, amortization and deferred income taxes as well as a decrease in notes and accounts receivable, trade. The inflow was partially offset by an increase in inventories. The year-on-year decrease in net cash inflow was mainly due to a decrease in notes and accounts payable, trade and an increase of inventories, partially offset by an improvement in net income (loss) after taking into account depreciation, amortization and deferred income taxes and a decrease in notes and accounts receivable, trade.

The Financial Services segment had a net cash inflow of 369.5 billion yen, an increase of 21.4 billion yen, or 6.2 percent year-on-year. This net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life. Compared with the previous fiscal year, net cash inflow increased primarily due to an increase in cash contribution from net income after excluding the impact of gains or losses on the revaluation of marketable securities held for trading purposes as well as on the revaluation or impairment of securities investments.

Investing Activities: During the fiscal year ended March 31, 2011, Sony used 714.4 billion yen of net cash in investing activities, a decrease of 31.6 billion yen, or 4.2 percent year-on-year.

For all segments, excluding the Financial Services segment, there was a use of 137.6 billion yen, a decrease of 110.3 billion yen, or 44.5 percent year-on-year. During the fiscal year ended March 31, 2011, net cash was used mainly for purchases of manufacturing equipment. The net cash used in investing activities decreased year-on-year primarily due to smaller purchases of manufacturing equipment.

The Financial Services segment used 552.9 billion yen of net cash, an increase of 77.2 billion yen, or 16.2 percent year-on-year. During the fiscal year ended March 31, 2011, payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances. The net cash outflow during the fiscal year ended March 31, 2011 was partially offset by proceeds from the deconsolidation of a lease and rental business at SFI. The net cash used within the Financial Services segment increased year-on-year primarily due to a decrease in proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.

In all segments, excluding the Financial Services segment, net cash generated by operating and investing activities combined* for the fiscal year ended March 31, 2011 was 118.3 billion yen, a decrease of 204.0 billion yen, or 63.3 percent year-on-year.

Financing Activities: During the fiscal year ended March 31, 2011, 10.1 billion yen of net cash was used in financing activities, compared to 365.0 billion yen generated in the previous fiscal year. For all segments, excluding the Financial Services segment, there was 186.9 billion yen of net cash outflow, compared to a net cash inflow of 98.6 billion yen in the previous fiscal year. This was primarily due to significantly higher levels of both issuances of long-term corporate bonds and borrowings from banks in the previous fiscal year. There were no comparable issuances or borrowings during the fiscal year ended March 31, 2011; in addition, there was 104.9 billion yen redemption of domestic straight bonds and a 52.0 billion yen repayment of a syndicated loan during the fiscal year ended March 31, 2011. In the Financial Services segment, financing activities generated 143.7 billion yen of net cash, a decrease of 94.9 billion yen, or 39.8 percent year-on-year, primarily due to a smaller increase in deposits from customers at Sony Bank and increased repayments of long-term debt.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in exchange rates, the total outstanding balance of cash and cash equivalents at March 31, 2011 was 1,014.4 billion yen. Cash and cash equivalents of all segments, excluding the Financial Services segment, was 847.4 billion yen at March 31, 2011, a decrease of 137.5 billion yen, or 14.0 percent, compared with the balance as of March 31, 2010. Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of 755.2 billion yen of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at March 31, 2011. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 167.0 billion yen at March 31, 2011, a decrease of 39.7 billion yen, or 19.2 percent, compared with the balance as of March 31, 2010.

* Sony has included the information for cash flow from operating and investing activities combined excluding the Financial Services segment’s activities, as management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment. This information is derived from the reconciliations prepared in the section “Information of Cash Flows Separating Out the Financial Services Segment”. This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP. The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own. This measure may not be comparable to those of other companies. This measure has limitations, because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service. Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	Fiscal year ended March 31
	2010	2011
	(Yen in billions)
Net cash provided by operating activities reported in the consolidated statements of cash flows	912.9	616.2
Net cash used in investing activities reported in the consolidated statements of cash flows	(746.0)	(714.4)

	166.9	(98.2)
Less: Net cash provided by operating activities within the Financial Services segment	348.0	369.5
Less: Net cash used in investing activities within the Financial Services segment	(475.7)	(552.9)
Eliminations**	27.7	33.1

Cash flow from operating and investing activities combined excluding the Financial Services segment’s activities	322.3	118.3

** Eliminations primarily consist of intersegment loans and dividend payments. Intersegment loans are between Sony Corporation and SFI, an entity included within the Financial Services segment.

Information of Cash Flows Separating Out the Financial Services Segment

The following charts show Sony’s cash flow information for the Financial Services segment alone, and for all segments, excluding the Financial Services segment. These separate condensed presentations are not required or prepared under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without the Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, and then eliminated in the consolidated figures shown below.

	Fiscal year ended March 31
Financial Services segment	2010	2011
	(Yen in millions)
Net cash provided by operating activities	348,033	369,458
Net cash used in investing activities	(475,720)	(552,889)
Net cash provided by financing activities	238,635	143,698

Net increase (decrease) in cash and cash equivalents	110,948	(39,733)
Cash and cash equivalents at beginning of the fiscal year	95,794	206,742

Cash and cash equivalents at end of the fiscal year	206,742	167,009

	Fiscal year ended March 31
Sony without the Financial Services segment	2010	2011
	(Yen in millions)
Net cash provided by operating activities	570,222	255,849
Net cash used in investing activities	(247,897)	(137,561)
Net cash provided by (used in) financing activities	98,644	(186,861)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	419,871	(137,463)
Cash and cash equivalents at beginning of the fiscal year	564,995	984,866

Cash and cash equivalents at end of the fiscal year	984,866	847,403

	Fiscal year ended March 31
Consolidated	2010	2011
	(Yen in millions)
Net cash provided by operating activities	912,907	616,245
Net cash used in investing activities	(746,004)	(714,439)
Net cash provided by (used in) financing activities	365,014	(10,112)
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)

Net increase (decrease) in cash and cash equivalents	530,819	(177,196)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608

Cash and cash equivalents at end of the fiscal year	1,191,608	1,014,412

B. Liquidity and Capital Resources

The description below covers basic financial policy and figures for Sony’s consolidated operations except for the Financial Services segment and So-net, which secure liquidity on their own. Furthermore, the Financial Services segment is described separately at the end of this section.

Liquidity Management and Market Access

An important financial objective of Sony is to maintain the strength of its balance sheet, while securing adequate liquidity for business activities. Sony defines its liquidity sources as the amount of cash and cash equivalents (“cash balance”) (excluding restrictions on capital transfers mainly due to national regulations) and the unused amount of committed lines of credit. Sony’s basic liquidity management policy is to secure sufficient liquidity throughout the relevant fiscal year, covering such factors as 50 percent of monthly consolidated sales and repayments on debt that comes due within six months.

Funding requirements that arise from maintaining liquidity are principally covered by cash flow from operating and investing activities combined and by the cash balance; however, as needed, Sony has demonstrated the ability to procure funds from financial and capital markets. In the event financial and capital markets became illiquid, based on its current forecasts, Sony could sustain sufficient liquidity through access to committed lines of credit with financial institutions, together with its cash balance.

Sony procures funds mainly from the financial and capital markets through Sony Corporation and SGTS, a finance subsidiary in the U.K. In March 2012, Sony Corporation executed a 1,365 million U.S. dollar unsecured loan (having six and ten-year maturity terms) in connection with acquiring Ericsson’s 50 percent equity interest in Sony Ericsson and other payments to Ericsson. In addition, Sony Corporation issued domestic straight bonds in Japan totaling 55 billion yen (having five and ten- year maturity terms) for redemption of domestic bonds. For further details, please refer to Note 11 to the notes to the consolidated financial statements.

In order to meet working capital requirements, Sony Corporation and SGTS maintain CP programs which have the ability to access the Japanese, the U.S. and European CP markets, subject to prevailing market conditions. As of March 31, 2012, the CP program limit amounts, translated into yen, were 746.6 billion yen in total for Sony Corporation and SGTS. There were no amounts outstanding under the CP programs as of March 31, 2012, although the largest month-end outstanding balance of CP during the fiscal year ended March 31, 2012 was 150.0 billion yen in November 2011.

Sony typically raises funds through straight bonds, CP programs and bank loans (including syndicated loans). If market disruption and volatility occur and if Sony could not raise sufficient funds from these sources, Sony may also draw down funds from contractually committed lines of credit from various financial institutions. Sony has a total, translated into yen, of 771.7 billion yen in unused committed lines of credit, as of March 31, 2012. Details of those committed lines of credit are: a 475.0 billion yen committed line of credit contracted with a syndicate of Japanese banks, effective until November 2014, a 1.5 billion U.S. dollar multi-currency committed line of credit also with a syndicate of Japanese banks, effective until December 2013, and a 1.87 billion U.S. dollar multi-currency committed line of credit contracted with a syndicate of foreign banks, effective until April 2012, in all of which Sony Corporation and SGTS are defined as borrowers. On April 3, 2012, the latter committed line was renewed and will remain effective until April 2015 and the amount of the line of credit was increased to 2.02 billion U.S. dollars. These contracts are aimed at securing sufficient liquidity in a quick and stable manner even in the event of turmoil within the financial and capital markets.

In the event of a downgrade in Sony’s credit ratings, even though the cost of some of those borrowings could increase, there are no financial covenants in any of Sony’s material financial agreements with financial institutions that would cause an acceleration of the obligation or any impairment on the ability to drawdown on unused facilities. There is a financial covenant in an agreement with a commercial customer to reimburse an advance payment under certain contingent conditions including a downgrade in Sony’s credit ratings (For further details, please refer to Note 27 to the notes to the consolidated financial statements and “Contractual obligations, commitments and contingent liabilities”). Furthermore, there are no restrictions on the uses of most proceeds except that certain borrowings may not be used to acquire securities listed on a U.S. stock exchange or traded over-the-counter in the U.S. in accordance with the rules and regulations issued by authorities such as the Board of Governors of the Federal Reserve Board.

Ratings

Sony considers one of management’s top priorities to be the maintenance of stable and appropriate credit ratings in order to ensure financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets.

In order to facilitate access to global capital markets, Sony obtains credit ratings from two rating agencies, Moody’s and S&P. In addition, Sony maintains a rating from Rating and Investment Information, Inc. (“R&I”), a rating agency in Japan, for access to the Japanese capital markets.

Cash Management

Sony manages its global cash management activities mainly through SGTS. The excess or shortage of cash at most of Sony’s subsidiaries is invested or funded by SGTS on a net basis, although Sony recognizes that fund transfers are limited in certain countries and geographic areas due to restrictions on capital transactions. In order to pursue more efficient cash management, cash surpluses among Sony’s subsidiaries are deposited with SGTS and cash shortfalls among subsidiaries are covered by loans through SGTS, so that Sony can make use of excess cash balances and reduce third-party borrowings. Where local restrictions prevent an efficient intercompany transfer of funds, Sony’s intent is that cash balances remain outside of SGTS and that Sony meet its liquidity needs through ongoing cash flows, external borrowings, or both. Sony does not expect restrictions of capital transactions on amounts held outside of Japan to have a material effect on Sony’s overall liquidity, financial condition or results of operations.

Financial Services segment

The management of SFH, Sony Life, Sony Assurance and Sony Bank recognizes the importance of securing sufficient liquidity to cover the payment of obligations that these companies incur in the ordinary course of business. Sony Life, Sony Assurance and Sony Bank maintain a sufficient cash balance and secure sufficient means to meet their obligations while abiding by laws and regulations such as the Insurance Business Act or the Banking Act of Japan, and restrictions imposed by the Financial Services Agency (“FSA”) and other regulatory authorities as well as establishing and operating under company guidelines that comply with these regulations. Sony Life and Sony Assurance establish a sufficient level of liquidity for the smooth payment of insurance claims when they invest primarily in various securities cash inflows which are mainly from policyholders’ insurance premiums. Sony Bank maintains a necessary level of liquidity for the smooth settlement of transactions when it uses its cash inflows, which come mainly from customers’ deposits in local currency, in order to offer mortgage loans to individuals, and the remaining cash inflows are invested mainly in marketable securities. Cash inflows from customers’ deposits in foreign currencies are invested in investment instruments of the same currency.

In addition, Sony’s subsidiaries in the Financial Services segment are subject to the Japanese Insurance Business Act and Banking Act, which require insurance and business companies to maintain their financial credibility and to secure protection for policy holders and depositors in view of the public nature of insurance and banking services. As such, lending and borrowing between subsidiaries in the Financial Service segment and the other companies within Sony Group is limited. Sony’s subsidiaries in the Financial Services segment are managed separately from Sony’s cash management activities through SGTS as mentioned above.

C.	Research and Development

It is necessary for Sony to continue technological innovation in order to maintain group-wide growth. Sony believes that technology made possible by our research and development activities is a key to the differentiation of products in existing businesses and the source of creating value in new businesses.

Research and development is focused in four key domains: a common development platform technology for home and mobile electronics, and semiconductor, device, and software technologies, which are essential for product differentiation and for creating value-added products.

Research and development costs for the fiscal year ended March 31, 2012 increased by 6.7 billion yen, or 1.6 percent year-on-year, to 433.5 billion yen. The increase is primarily due to a recording of 9.7 billion yen in research and development costs at Sony Ericsson due to the consolidation of the amounts previously accounted for under the equity method. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) increased from 6.7 percent to 7.7 percent.

The following table includes the research and development expenses related to the five Electronics segments in the fiscal year ended March 31, 2012.

Research and development expenses
(Yen in billions)
Imaging Products & Solutions	72.4
Game	76.9
Mobile Products & Communications	28.2
Home Entertainment & Sound	72.7
Devices	136.9

Consolidated research and development costs for the fiscal year ending March 31, 2013 are expected to increase by 10.7 percent to 480 billion yen.

Research and development costs for the fiscal year ended March 31, 2011 decreased by 5.2 billion yen, or 1.2 percent year-on-year, to 426.8 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.8 percent to 6.7 percent.

Research and development costs for the fiscal year ended March 31, 2010 decreased by 65.3 billion yen, or 13.1 percent year-on-year, to 432.0 billion yen. The ratio of research and development costs to sales (which excludes Financial Services segment revenue) decreased from 6.9 percent to 6.8 percent.

D.	Trend Information

This section contains forward-looking statements about the possible future performance of Sony and should be read in light of the cautionary statement on that subject, which appears on the inside front cover page and applies to this entire document.

Issues Facing Sony and Management’s Response to those Issues

The economies of developed countries suffered a major setback during 2011 due to the Great East Japan Earthquake, the Floods and disruptions of the euro zone financial markets. While there were some signs of recovery in the U.S. and Japan, the economic recovery in developed countries in general remains uncertain, mainly due to the continuing euro zone crisis. In contrast, the economies of emerging countries continue to experience economic growth, though at a slower pace.

The most pressing issue that Sony faces is managing the turnaround of its electronics businesses. Under the new management team established on April 1, 2012, Sony developed a plan to revitalize and grow its electronics businesses in order to place those businesses on the same stable business foundations as the entertainment and financial service businesses. Sony plans to proactively execute the following five key initiatives.

1.	Strengthening core areas (digital imaging, game, mobile)

Sony is positioning digital imaging, game and mobile as the three main focus areas of its electronics businesses and plans to concentrate investment and technology development resources in these areas.

•

Digital Imaging — Sony is reinforcing its development of image sensors, signal processing technologies, lenses and other key digital imaging technologies, and plans to leverage these technologies in both its consumer electronics products (e.g., compact digital cameras, video cameras, and interchangeable single lens cameras) and broadcast and professional-use products (e.g., cameras for television broadcast networks and security cameras) in order to further strengthen and differentiate Sony’s overall product line. Sony also plans to extend the use of these key technologies across a wide range of business applications, from security to medical, to further expand the scope of its digital imaging-related business areas.

•	Game — In the game business, Sony continues to expand the hardware and software offerings of the PS3 and PS Vita, as well as expand the PlayStation®Network (“PSN”) and the range of accessories and peripherals. With respect to PSN, Sony aims to expand services by enriching its catalog of downloadable game software and constant fee subscription services and by expanding the lineup of PlayStation®Suite compatible devices and content.

•

Mobile — In the mobile businesses, Sony is integrating the R&D, design engineering and sales and marketing operations of its smartphone business, which is operated by Sony Mobile, with the tablet and PC businesses in order to quickly develop and deliver compelling products to market. Sony also plans to leverage its technologies in areas such as digital imaging and the game business, its content including pictures, music and game software, its Sony Entertainment Network (“SEN”) network service platform, and its communications technology expertise and knowledge accumulated through its experience in the mobile phone industry, to launch new mobile products and establish new business models. Sony will also pursue efficient and optimum operations for mobile products through the integration mentioned above.

2.	Turning around the television business

Sony is already engaged in a comprehensive television profitability improvement plan (announced on November 2, 2011), which aims to return the television business to profitability in the fiscal year ending March 31, 2014, and Sony intends to accelerate these measures going forward. The sale of Sony’s share in its LCD panel manufacturing joint venture with Samsung has been completed, resulting in panel-related cost reductions. Additionally, Sony is taking measures to change the business structure, such as improving the efficiency of design engineering and reducing the number of product models. With regards to LCD televisions, Sony is taking additional steps to enhance the image and audio quality and to tailor its product offering to meet specific regional market needs and establish attractive product lines. Going forward, Sony intends to advance the development and commercialization of next-generation display technologies such as OLED, as well as enhance the integration of televisions with Sony’s mobile products, with content such as movies and music, and with other assets across Sony to improve product competitiveness, drive hardware differentiation and enhance the attractiveness of Sony’s television lineup.

3.	Expanding business in emerging markets

Sony plans to leverage its global operations and brand strength to drive sales growth in rapidly expanding emerging markets. Sony has already established strong foundations in emerging markets. For instance, in India and Mexico, among others, Sony has secured large shares of the regional consumer AV/IT markets. Sony will continue to concentrate its sales and marketing resources, and expects to strengthen sales operations, introduce products tailored to local needs and leverage Sony’s entertainment assets, including its pictures and music businesses, to further enhance Sony’s market presence in emerging markets.

4.	Creating new businesses and accelerating innovation

Sony will continue to aggressively promote innovation intended to deliver mid- to long-term growth, as well as the development of differentiating technologies that enhance core product value. For example, Sony is targeting mid- to long-term growth in the medical and 4K businesses. In the medical business Sony has already launched a range of medical peripherals such as printers, monitors, cameras, recorders. Sony also plans to enter the medical equipment business, where its strengths in various core digital imaging technologies offer significant competitive advantages in applications such as endoscopes. Furthermore, Sony plans to enter the life science business where it can leverage its expertise in technologies such as semiconductor lasers, image sensors and micro fabrication. Sony is also drawing on its comprehensive strengths in audio and visual technologies to aggressively promote the growth of 4K technology, which delivers more than four times the resolution of Full HD. Incorporation of Sony-developed technologies, such as image sensors, image processing compression LSIs and high-speed optical transmission modules into its professional-use and high-end consumer products will pave the way for Sony to continue to expand and enrich its 4K-compatible product lineup.

5.	Realigning the business portfolio and optimizing resources

Sony is accelerating its ongoing process of business selection and focus, and is concentrating its investments in expanding manufacturing capacity of core areas such as image sensors and aggressive strategic investment in development or M&A relating to new business areas such as the medical business. Sony will determine the best strategy for other existing businesses, including proactive consideration of alliances and business transfers in order to optimize its overall business portfolio.

In addition to this business portfolio realignment, as Sony moves to strengthen its core areas and shift resources to growth areas, it will also restructure its headquarters, subsidiaries and sales company organizations as appropriate in order to further enhance operational efficiencies.

Sony’s operating results for the fiscal year ended March 31, 2012 saw a significant negative impact from the Great East Japan Earthquake and the Floods. These events caused direct damage to Sony’s manufacturing sites, disruptions in industry-wide supply chains due to shortages of raw materials, parts and components, as well as lower demand from commercial customers. However, the impact of these events was almost completely mitigated by the end of March 2012, primarily due to rapid restoration of manufacturing operations within the Sony Group and resolution of supply chain disruptions. The negative impact from these events to Sony’s operating results for the fiscal year ending March 31, 2013 is expected to be limited. Sony expects to receive a portion of proceeds from insurance claims against damages caused by the Floods in the fiscal year ending March 31, 2013. Refer to Note 18 to the notes to the consolidated financial statements.

In the pictures business, Sony faces intense competition, rising costs, including production, advertising and promotion expenses, a mature home entertainment market with a continuing industry-wide decline in physical media sales worldwide, limited access to third-party financing, and digital theft. To meet these challenges, Sony is working to produce and acquire a diversified portfolio of motion picture and television product with broad worldwide appeal and is exploring new distribution methods for its product, including digital distribution. Sony also plans to continue exploring alternative avenues for financing its motion picture and television product, combating the digital theft of its copyrighted content and expanding its worldwide television networks.

The music business has been operating in a challenging market environment for several years, with the ongoing decline in physical sales not yet offset by the continued growth in the digital market. This trend is expected to continue in the medium term. The digital business holds significant potential, with current digital platforms continuing overall growth in the U.S. and expanding globally, as well as with new digital platforms and innovative products being introduced in the digital marketplace. Against this market backdrop, Sony continues to invest in and develop new and existing artist talent, and continues to pursue growing new business revenue streams such as sponsorships and music-based television programming.

In the financial services businesses, Sony recognizes that it must provide fair and stable financial services, while consistently executing growth strategies in an unpredictable business environment. The Sony Financial Holdings Group (the SFH Group) seeks to become the most highly trusted financial services group in the industry. To this end, the SFH Group has redoubled its internal control efforts focused on compliance, risk management, eradicating anti-social influences and ensuring the protection of personal information. The SFH Group has also combined many different financial functions (savings, investment, borrowing, and protection) to provide high-value-added financial products and high-quality services that meet every customer’s financial needs. The SFH Group is working to realize its vision and achieve ongoing increases in corporate value by executing the above management strategies. At the same time, the SFH Group recognizes its social role and mission as a publically-listed financial institution and aims to fulfill its responsibilities for contributing to the realization of a sustainable society to all of its stakeholders.

Global Environmental Plan “Road to Zero”

Sony announced its “Road to Zero” global environmental plan in April 2010. The plan includes a long-term vision of achieving a zero environmental footprint by 2050 through Sony’s business operations and product lifecycles, in pursuit of a sustainable society. Sony aims to achieve this vision through continuous innovation and the utilization of offset mechanisms. The plan also draws a comprehensive roadmap based on the following four goals:

•	Climate change: Reduction of energy consumption in pursuit of zero greenhouse gas emissions.

•	Resource conservation: Reduction in the use of virgin materials of priority resources by minimizing waste generation, appropriate water consumption, and continuous increase of waste recycling.

•

Control of chemical substances: Minimization of the risks that certain chemical substances pose to the environment through preventative measures, reduction in the use of specific chemicals defined by Sony, and promotion of the use of alternative materials.

•	Biodiversity: Conservation and recovery of biodiversity through Sony’s own business operations and local social contribution programs.

Among the above goals, Sony’s specific mid-term targets for climate change include the following:

•

Target an absolute reduction in greenhouse gas emissions (calculated in terms of CO2) of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2001.

•	Target a reduction in power consumption per product of 30 percent by the end of the fiscal year ending March 31, 2016, compared to the level of the fiscal year ended March 31, 2009.

Further details of the global environmental plan “Road to Zero” and actual measures undertaken by Sony are reported in Sony’s CSR report available on the following website: http://www.sony.net/SonyInfo/csr/report/index.html

E.	Off-balance Sheet Arrangements

Sony has certain off-balance sheet arrangements that provide liquidity, capital resources and/or credit risk support.

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. In addition to the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, in the fiscal years ended March 31, 2010, 2011 and 2012 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50.2 billion yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 109.3 billion yen, 136.2 billion yen and 126.5 billion yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24.0 billion yen of eligible receivables in the aggregate at any one time. Through these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 183.8 billion yen, 166.0 billion yen and 130.1 billion yen, respectively.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a bankruptcy-remote entity, which is consolidated by a U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258.1 billion yen. Subsequent to its establishment, Sony amended this program. While the transactions continued to qualify as sales under the new accounting guidance for transfers of financial assets, the amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 32.8 billion yen at March 31, 2011 and 16.3 billion yen at March 31, 2012. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2011 were 414.1 billion yen, 185.6 billion yen and 153.6 billion yen, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2012 were 476.9 billion yen, 117.3 billion yen and 132.6 billion yen, respectively.

The accounts receivable sales programs in Japan and in the Financial Services segment above involved qualifying special-purpose entities (“QSPEs”) under the accounting guidance effective prior to April 1, 2010 for transfers of financial assets. Since the QSPEs met certain criteria, they were not consolidated by Sony. From April 1, 2010, the entities that formerly met the criteria to be a qualifying special-purpose entity (“QSPE”) are subject to the same consolidation accounting guidance as other variable interest entities (“VIEs”), which is discussed further below.

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include facilities which provide for the leasing of certain property, several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described above. In several of the arrangements in which Sony holds significant variable interests, Sony is the primary beneficiary and therefore consolidates these VIEs. Arrangements in which Sony holds significant variable interests in VIEs but Sony is not the primary beneficiary and therefore does not consolidate are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the U.S. based music publishing business, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50 percent interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50 percent ownership interest in the music publishing subsidiary. At March 31, 2012, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third-party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it had the power to direct the activities of the VIE and was projected to absorb a significant amount of the losses or residual returns of the VIE. As of March 31, 2009, the bank credit facility had been terminated and the third-party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it no longer had the power to direct the activities of the VIE and was not projected to absorb a significant amount of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2012, the subsidiary’s balance sheet includes no film costs related to the international distribution rights acquired from the VIE and 748 million yen of participation liabilities recorded within accounts payable, other and accrued expenses as well as other noncurrent liabilities due to the VIE. On April 11, 2012, the subsidiary acquired the VIE’s participation interest for 22 million U.S. dollars. As a result of this acquisition, the VIE no longer has any financial interest in these pictures.

Sony’s subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 565 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Under these agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of these VIEs, the subsidiary is not the primary beneficiary of either of the VIEs. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to either of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

In January 2010, Sony sold 90 percent of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventories of 5,619 million yen, to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2012, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 10,295 million yen and accounts payable, trade of 18,830 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described above, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs that formerly met the criteria to be a QSPE. These VIEs are all special purpose entities of the sponsor banks. In addition, a counterparty of the accounts receivable transactions in the U.S. includes a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

As described in Note 25 to the notes to the consolidated financial statements, in connection with the sale of the small- and medium-sized TFT LCD business, Sony will transfer to a third-party legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business during the fiscal year ending March 31, 2013. As of March 31, 2012, this entity is a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate the entity after the sale as Sony does not have the power to direct the activities of the VIE nor does Sony have an obligation to absorb the losses or the right to receive the residual returns of this VIE. Sony’s maximum exposure to losses is considered insignificant.

Refer to Note 23 to the notes to the consolidated financial statements for more information on VIEs.

F.	Contractual Obligations, Commitments, and Contingent Liabilities

The following table summarizes Sony’s contractual obligations and commitments as of March 31, 2012. The references to the notes below refer to the corresponding notes within the notes to the consolidated financial statements.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(Yen in millions)
Contractual obligations and commitments:
Short-term debt (Note 11)	99,878	99,878	—	—	—
Long-term debt (Notes 8 and 11)
Capital lease obligations	49,754	20,494	22,047	2,193	5,020
Other long-term debt	1,022,955	289,989	323,254	172,617	237,095
Interest on other long-term debt	45,813	11,030	15,734	9,348	9,701
Minimum rental payments required under operating leases (Note 8)	180,181	42,789	57,197	31,021	49,174
Purchase commitments (Note 27)
Purchase commitments for property, plant and equipment	35,725	35,422	283	10	10
Expected cost for the production or purchase of motion pictures and television programming or certain rights	117,187	54,468	40,854	21,177	688
Long-term contracts with recording artists and companies	41,853	15,589	13,074	8,888	4,302
Other purchase commitments	81,251	35,757	36,327	6,517	2,650
Future insurance policy benefits and other and policyholders’ account in the life insurance business* (Note 10)	13,007,874	333,317	727,729	786,135	11,160,693
Gross unrecognized tax benefits** (Note 21)	288,311	10,872	—	—	—
Total	14,970,782	949,605	1,236,499	1,037,906	11,469,333

* Future insurance policy benefits and other and policyholders’ account in the life insurance business are the estimated future cash payments to be made to policy holders and others. These cash payments are based upon assumptions including morbidity, mortality, withdrawals and other factors. Amounts presented in the above table are undiscounted. The sum of the cash payments of 13,007.9 billion yen exceeds the corresponding liability amounts of 4,631.3 billion yen included in the consolidated balance sheets principally due to the time value of money (Note 10).

** The total amounts represent the liability for gross unrecognized tax benefits in accordance with the accounting guidance for uncertain tax positions. Sony estimates 10.9 billion yen of the liability is expected to be settled within one year. The settlement period for the remaining portion of the liability, which totaled 277.4 billion yen, cannot be reasonably estimated due to the uncertainty associated with the timing of the settlements with the various taxing authorities (Note 21).

The following items are not included in either the above table or the total amount of commitments outstanding at March 31, 2012:

•

The total amount of expected future pension payments is not included as such amount is not currently determinable. Sony expects to contribute approximately 18 billion yen to Japanese pension plans and approximately 9 billion yen to foreign pension plans during the fiscal year ending March 31, 2013 (Note 15).

•

The total unused portion of the line of credit extended under loan agreements in the Financial Services segment is not included in the above table as it is not foreseeable what loans will be incurred under such line of credit. The total unused portion of the line of credit extended under these contracts was 20.1 billion yen as of March 31, 2012 (Note 27).

•

Purchases made during the ordinary course of business from certain component manufacturers and contract manufacturers in order to establish the best pricing and continuity of supply for Sony’s production are not included as there are typically no binding purchase obligations. Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on Sony. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be cancelled without penalty. These purchases include arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. This allows Sony’s supply chain management flexible and mutually beneficial purchase arrangements with these manufacturers in order to minimize inventory risk. Consistent with industry practice, Sony purchases processed goods that meet technical criteria from these component manufacturers after issuing to these manufacturers information on Sony’s projected demand and manufacturing needs. Further, in connection with the sale of its LCD television manufacturing operations in Mexico, Slovakia and Spain, Sony has agreements to purchase a specified share of the LCD televisions that Sony sells in certain markets from the contract manufacturers that acquired the operations, including the U.S. and European markets. However, there are no binding purchase obligations as the specified share and pricing terms only apply to Sony’s actual sales. In addition, Sony has established a supply agreement with Samsung to purchase a specified number of LCD panels in the two years following the sale of its shares in S-LCD. However, no amounts are included, as the obligation to transfer funds in the future is not fixed and the minimum prices cannot be reasonably estimated under the payment terms of the contract.

•

An advance payment from a commercial customer is not included as it is subject to reimbursement only under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB”) or Moody’s (lower than “Baa2”). The maximum repayment amount is 50.6 billion yen of which 15.2 billion yen is recorded in other current liabilities and 35.4 billion yen in other long-term liabilities in the consolidated balance sheets at March 31, 2012 based on anticipated delivery dates. The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

In order to fulfill its commitments, Sony will use existing cash, cash generated by its operating activities, and intra-group borrowings, where possible. Further, Sony may raise funds through bonds, CP programs and committed lines of credit from banks, when necessary.

The following table summarizes Sony’s contingent liabilities and redeemable noncontrolling interest as of March 31, 2012.

Total amounts
Contingent liabilities: (Note 27)	(Yen in millions)
Loan guarantees to a creditor of the third-party investor	24,904
Other	53,839
Total contingent liabilities	78,743

Redeemable noncontrolling interest: (Note 27)	(Yen in millions)
Redeemable noncontrolling interest	20,014

Critical Accounting Policies

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sony evaluates its estimates, which are based on historical experience, future projections and various other assumptions that are believed to be reasonable under the circumstances. The results of these evaluations form the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of expenses that are not readily apparent from other sources. Actual results may differ from these estimates. Sony considers an accounting policy to be critical if it is important to its financial condition and results, and requires significant judgment and estimates on the part of management in its application. Sony believes that the following represents its critical accounting policies.

Investments

Sony’s investments include debt and equity securities accounted for under both the cost and equity method of accounting. If it has been determined that an investment has sustained an other-than-temporary decline in its value, the investment is written down to its fair value by a charge to income. Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

The assessment of whether a decline in the value of an investment is other-than-temporary is often subjective in nature and involves certain assumptions and estimates concerning the expected operating results, business plans and future cash flows of the issuer of the security. Accordingly, it is possible that investments in Sony’s portfolio that have had a decline in value that Sony currently believes to be temporary may be determined to be other-than-temporary in the future based on Sony’s evaluation of subsequent information such as continued poor operating results, future broad declines in the value of worldwide equity markets and the effect of worldwide interest rate fluctuations. As a result, unrealized losses recorded for investments may be recognized and reduce income in future periods.

Valuation of inventory

Sony values its inventory based on the lower of cost or market. Sony writes down inventory in an amount equal to the difference between the cost of the inventory and the net realizable value — i.e., estimated selling price in the ordinary course of business less reasonably predictable costs of completion and disposal. Sony writes down the value of its inventory when the underlying parts, components or products have become obsolete, when inventory levels exceed the amount expected to be used, or when the value of the inventory is otherwise recorded at a higher value than net realizable value. As a result, if actual market conditions are less favorable than projected and further price decreases are needed, additional inventory write-downs may be required in the future.

Impairment of long-lived assets

Sony reviews the recoverability of the carrying value of its long-lived assets held and used and long-lived assets to be disposed of, whenever events or changes in circumstances indicate that the carrying value of the assets or asset groups may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. This review is primarily performed using estimates of future cash flows by product category (e.g. LCD televisions) or, in certain cases, by entity. If the carrying value of the asset or asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the asset or asset group exceeds its fair value. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Management believes that the estimates of future cash flows and fair value are reasonable; however, changes in estimates resulting in lower future cash flows and fair value due to unforeseen changes in Sony’s businesses or assumptions could negatively affect the valuations of long-lived assets.

During the fiscal year ended March 31, 2010, Sony recorded impairment charges for long-lived assets totaling 53,304 million yen. These charges also partially related to restructuring activities undertaken, primarily in the IP&S, HE&S and Devices segments. Of the total impairment charges for long-lived assets recorded by Sony during the fiscal year ended March 31, 2010, 27,100 million yen related to the LCD televisions assets group within the HE&S segment. The impairment charge primarily reflects a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. During the fourth quarter of the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment charge.

During the fiscal year ended March 31, 2011, Sony recorded impairment charges for long-lived assets totaling 23,735 million yen which did not include any individually significant charges. These charges included impairment losses of 7,668 million yen due to significant damage to certain fixed assets directly caused by the Great East Japan Earthquake. For further details, please refer to Note 18 to the notes to the consolidated financial statements. The charges also partially related to restructuring activities, primarily in the IP&S and HE&S segments.

During the fiscal year ended March 31, 2012, Sony recorded impairment charges for long-lived assets totaling 59,583 million yen, which included 16,700 million yen related to the LCD televisions asset group within the HE&S segment and 12,601 million yen related to the network business asset group within All Other. These impairment charges primarily reflect a decrease in the estimated fair value of property, plant and equipment and certain intangible assets. For the LCD televisions asset group, the corresponding estimated future cash flows leading to the impairment charges reflect the continued deterioration in LCD televisions market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates. For the network business asset group, which has made investments in network improvements and security enhancements, the corresponding estimated future cash flows leading to the impairment charges, reflect management’s revised forecast over the limited period applicable to the impairment determination.

Business combinations

When Sony applies the acquisition method of accounting, the deemed purchase price is allocated to identifiable assets acquired and liabilities assumed. Any residual purchase price is recorded as goodwill. The allocation of the purchase price utilizes significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. Independent third-party appraisal firms are typically engaged in order to assist in the estimation process. The significant estimates and assumptions include, but are not limited to, the timing and amount of revenue and future cash flows, the discount rate reflecting the risk inherent in future cash flows and the perpetual growth rate used to calculate the terminal value.

On February 15, 2012, Sony acquired Ericsson’s 50 percent equity interest in Sony Ericsson. The transaction also provided Sony with a broad intellectual property cross-licensing agreement and ownership of five essential patent families relating to wireless handset technology. The total consideration consisted of 107,174 million yen (1,050 million euros) of cash. Sony remeasured the 50 percent equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. Sony elected not to record a deferred tax liability corresponding to the difference between the financial reporting basis which was remeasured to fair value upon an acquisition of a controlling interest in a foreign entity and the tax basis in the previously held ownership interest. In addition, accumulated translation adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income. Further, goodwill of 128,522 million yen and intangible assets of 123,097 million yen were recorded in connection with this acquisition. Sony determined the fair value of the 50 percent equity interest in Sony Ericsson that it owned prior to the acquisition using a discounted cash flow analysis which included a discount rate of 13 percent. Sony determined the fair value of the intangible assets primarily using the relief-from-royalty and multi-period excess earnings approaches which included discount rates of 13.5 percent to 15 percent. The discount rates reflect the risks inherent in the future cash flows and were derived from the weighted average cost of capital of market participants in similar businesses. No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce.

Due to the inherent uncertainties involved in making the estimates and assumptions, the purchase price for acquisitions could be valued and allocated to the acquired assets and liabilities differently. Actual results may differ, or unanticipated events and circumstances may affect such estimates, which could require Sony to record an impairment of an acquired asset, including goodwill, or increase in the amounts recorded for an assumed liability.

Goodwill and other intangible assets

Goodwill and certain other intangible assets that are determined to have an indefinite life are not amortized and are tested annually for impairment during the fourth quarter of each fiscal year, and the assets are also tested between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of these assets below their carrying amount. Such an event would include unfavorable variances from established business plans, significant changes in forecasted results or volatility inherent to external markets and industries, which are periodically reviewed by Sony’s management.

Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit (including any unrecognized intangible assets) as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. Intangible assets that are determined to have an indefinite life are tested for impairment by comparing the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit (including unrecognized intangible assets) under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. Similarly, estimates and assumptions are used in determining the fair value of other intangible assets. These estimates and assumptions could significantly impact whether or not an impairment charge is recognized as well as the magnitude of any such charge. In its impairment review, Sony performs internal valuation analyses or utilizes third-party valuations when management believes it to be appropriate, and considers other market information that is publicly available. Estimates of fair value are primarily determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant assumptions applied to estimated cash flows involved in the determination of fair value of the reporting units were the discount rates and the perpetual growth rates applied to determine terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing considered market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, were generally set after an initial three-year forecasted period, although certain reporting units, including the Pictures reporting unit described below, utilized longer forecasted periods, and were based on historical experience, market and industry data.

Except as described below, fair value exceeded the carrying amount of the reporting units with goodwill or intangible assets with an indefinite life, and therefore no impairment existed and the second step of the impairment test was not required. As a result, no material impairments of goodwill or intangible assets with an indefinite life were recorded beyond the impairments described below. When testing goodwill for impairment, consideration was given to Sony’s market capitalization in relation to the sum of the calculated fair values of the reporting units, including reporting units with no goodwill, and taking into account corporate level assets and liabilities not assigned to individual reporting units as well as a reasonable control premium.

During the fiscal year ended March 31, 2012, Sony recorded impairment losses of 932 million yen in a reporting unit included in All Other. The impairment charge reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

The carrying amounts of goodwill by segment as of March 31, 2012 are as follows:

Yen in millions
Imaging Products & Services	5,667
Game	123,211
Mobile Products & Communications	138,255
Devices	33,159
Pictures	138,320
Music	100,650
Financial Services	2,314
All Other	35,182

Total	576,758

The above amounts by segment reflect the reorganization that was effective as of April 1, 2012. This reorganization did not result in any changes in the composition of reporting units and accordingly had no impact on the assignment of goodwill within any reporting unit.

Management believes that the estimates of future cash flows and fair value used in the goodwill impairment tests are reasonable; however, in the future, changes in estimates resulting in lower than currently anticipated cash flows and fair value due to unforeseen changes in business assumptions could negatively affect the valuations, which may result in Sony recognizing impairment charges for goodwill and other intangible assets in the future. In order to evaluate the sensitivity of the fair value calculations on the impairment analysis performed for the fiscal year ended March 31, 2012, Sony applied a hypothetical 10 percent decrease to the fair value of each reporting unit. A hypothetical 10 percent decrease to the estimated fair value of each reporting unit would not have resulted in a failure of step one of the goodwill impairment test. However, the significant assumptions utilized by management and related uncertainties with respect to a reporting unit within the Pictures segment, in which a hypothetical 10 percent decrease in fair value would have resulted in a failure of step one of the goodwill impairment test in the fiscal year ended March 31, 2010, are described below. In addition, significant assumptions were utilized by management in the Sony Ericsson acquisition during the fourth quarter of the fiscal year ended March 31, 2012, in which goodwill of 128,522 million yen and intangibles of 123,097 million yen were recorded, as described above under “Business combinations.”

Pictures Reporting Unit

For the Production and Distribution reporting unit within the Pictures segment, as of March 31, 2012, a hypothetical 10 percent decrease to the estimated fair value of the reporting unit would not have resulted in that reporting unit failing the first step of the goodwill impairment test. As of March 31, 2012, this reporting unit had 78,375 million yen of goodwill and the fair value of the reporting unit exceeded the carrying value of the reporting unit by approximately 12 percent. Sony determined the fair value of the reporting unit using a discounted cash flow analysis. The discounted cash flow analysis included the projected cash flows from the most recent three year business plan plus an additional seven years of projected cash flows based off of the three year plan. A terminal value was included in this discounted cash flow analysis. The terminal value was based on an exit price in year ten using an earnings multiple and control premium applied to the projected year ten cash flows. The significant estimates and assumptions used included the discount rate reflecting the risk inherent in future cash flows, growth rates, timing and amount of future cash flows and the earnings multiple.

A discount rate of 9.0 percent was applied to reflect the risks inherent in the future cash flows of the reporting unit and was derived from the weighted average cost of capital of market participants in similar businesses. Changes in the financial markets, such as an increase in interest rates or an increase in the expected required return on equity for the entertainment industry, could increase the discount rate in the future, thus decreasing the fair value of the reporting unit. A hypothetical one percentage point increase in the discount rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

The earnings multiple and control premium used to calculate the terminal value was obtained through research analyst estimates and values observed in private market transactions. A decrease in the expected cash flow growth rate or profitability in this industry could decrease the earnings multiple and thus decrease the fair value of the reporting unit.

A number of key assumptions were used in developing the most recent business plan, the future cash flows and the growth rate of the reporting unit including: (1) the current and expected economic climate and its projected impact on discretionary consumer spending and the advertising market, (2) the historical decline in physical media sales partially offset by an increase in physical media rental revenue, (3) the continued adoption of digital formats, (4) the continued development and production of “event” or “tent-pole” and animated motion picture properties and (5) changes in the cost structure of the reporting unit related to overhead, marketing and motion picture and television production costs. Growth rates assumed beyond the current business plan took into consideration management’s outlook for the future and were compared to historical performance to assess reasonableness. The assumed growth rate beyond the current three year business plan was approximately 5 percent. A hypothetical one percentage point decrease in the growth rate, holding all other assumptions constant, would not have decreased the fair value of the reporting unit below that of its carrying value, thereby resulting in the reporting unit not failing step one of the goodwill impairment test.

The following uncertainties are associated with the key assumptions described above and could have a negative effect on the most recent business plan, the future cash flows and the growth rate of the reporting unit:

•

The cost of productions and marketing, labor costs, consumer acceptance, timing of releases or syndication sales and the availability of competing products and entertainment alternatives could vary from the amounts assumed in Sony’s projections.

•

Incremental deterioration of major retailers, acceleration of the maturation of physical media formats and increasing competition for retailer shelf space could result in a more rapid decline in physical media sales worldwide beyond Sony’s expectations.

•

The reporting unit is subject to digital theft and illegal downloading, which have become increasingly prevalent with the development of new technologies and the availability of broadband internet connections. The availability of unauthorized content contributes to a decrease in legitimate product sales and puts pressure on the price of legitimate product sales. This could negatively impact the sales and profitability assumptions included in the projections.

•

Foreign exchange rate fluctuations beyond the rates included in the cash flow estimates could affect financial results of the reporting unit because a large portion of the reporting unit’s sales and assets are denominated in currencies other than the U.S. dollar, which is the reporting currency of the reporting unit.

•

A significant portion of the reporting unit’s revenues are from the licensing of its image-based software, including its motion picture and television content, to U.S. and international television networks, which derive a majority of their revenues from the sale of advertising. The reporting unit, to a lesser extent, also directly sells advertising for its image-based software. If the advertising market is negatively impacted compared to the assumptions in the business plan, this could adversely impact the cash flows of the reporting unit.

Due to the inherent uncertainties involved in making the estimates and assumptions used in the fair value analysis summarized above, actual results may differ, or unanticipated events and circumstances may affect such estimates, which could significantly alter the fair value of the reporting unit and possibly cause the reporting unit to fail step one of the goodwill impairment test.

Pension benefit costs

Employee pension benefit costs and obligations are dependent on certain assumptions including discount rates, retirement rates and mortality rates, which are based upon current statistical data, as well as expected long-term rates of return on pension plan assets and other factors. Specifically, the discount rate and expected long-term rate of return on pension plan assets are two critical assumptions in the determination of periodic pension costs and pension liabilities. Assumptions are evaluated at least annually, or at the time when events occur or circumstances change and these events or changes could have a significant effect on these critical assumptions.

In accordance with U.S. GAAP, actual results that differ from the assumptions are accumulated and amortized over future periods. Therefore, actual results generally affect recognized costs and the recorded obligations for pensions in future periods. While management believes that the assumptions used are appropriate, differences in actual experience or changes in assumptions may affect Sony’s pension obligations and future costs.

Sony’s principal pension plans are its Japanese pension plans. No individual foreign pension plan is significant to consolidated pension plan assets and pension obligations.

To determine the benefit obligation of the Japanese pension plans, Sony used a discount rate of 1.9 percent for its Japanese pension plans as of March 31, 2012. The discount rate was determined by using information about rates of return on high-quality fixed-income investments currently available and expected to be available during the period to maturity of the pension benefit obligation in consideration of amounts and timing of cash outflows for expected benefit payments. Such available information about rates of returns is collected from published market information and credit rating agencies. The 1.9 percent discount rate represents a 20 basis point decrease from the 2.1 percent discount rate used for the fiscal year ended March 31, 2011 and reflects current Japanese market interest rate conditions.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as historical and expected long-term rates of return on various categories of pension plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long term return consistent with the long term nature of the corresponding pension liabilities. For Japanese pension plans, the expected long-term rate of return on pension plan assets was 2.9 percent and 3.0 percent as of March 31, 2011 and 2012, respectively. The actual return on pension plan assets for the fiscal years ended March 31, 2011 and 2012 was a 0.8 percent gain and a 3.4 percent gain, respectively. Actual results that differ from the expected return on pension plan assets are accumulated and amortized as a component of pension costs over the average future service period, thereby reducing the year-to-year volatility in pension costs. As of March 31, 2011 and 2012, Sony had, with respect to Japanese pension plans, net actuarial losses of 278.9 billion yen and 292.4 billion yen, respectively, including losses related to pension plan assets. For the fiscal year ended March 31, 2012, the net actuarial loss increased since the discount rate used to determine the defined benefit obligation was lower than the prior year’s rate.

The following table illustrates the effect on the fiscal year ending March 31, 2013 of changes in the discount rate and the expected return on pension plan assets, while holding all other assumptions as of March 31, 2012 constant, for Japanese pension plans.

Change in assumption	Projected benefit obligations	Pension costs	Equity (Net of tax)
(Yen in billions)
25 basis point increase / decrease in discount rate	–/+29.9	–/+1.6	+/–0.9
25 basis point increase / decrease in expected long-term rate of return on pension plan assets	—	–/+1.4	+/–0.8

Deferred tax asset valuation

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish a valuation allowance for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

As a result of losses incurred in recent years, Sony Corporation and several subsidiaries in Japan, Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group, of which Sony Computer Entertainment America Inc. is a member, in the U.S., Sony Mobile Communications in Sweden, Sony Europe Limited (“SEU”) in the U.K. and certain entities in other tax jurisdictions are each in cumulative loss positions. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset that is difficult to overcome in determining that a valuation allowance is not needed against deferred tax assets.

Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2016 for national taxes. As described above, carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31, 2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

As of March 31, 2012, Sony has concluded that with respect to SAHI and its consolidated tax filing group in the U.S., and SEU, a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S., the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remain in a cumulative loss position as of March 31, 2012, and as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012, and therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

The amount of the deferred tax assets as it relates to Sony Corporation, SAHI, Sony Computer Entertainment Inc., Sony Computer Entertainment Europe Limited and SEU takes into account the uncertain tax positions related to the more likely than not adjustments for Sony’s intercompany transfer pricing. Such transfer pricing is currently under review by the relevant governments as a result of a competent authority request and applications for Bilateral Advance Pricing Agreements (“APAs”) filed in the U.S., the U.K. and Japan. Sony is required to estimate the final outcome of those government to government negotiations in recording its tax positions, including the allocation and amount of deferred tax assets among the various legal entities as of the balance sheet date. Sony reviews its estimated tax expense based on the progress made in these procedures and makes adjustments to its estimates as necessary.

It is possible that further advance pricing agreement negotiations could result in a different allocation of profits and losses than those currently estimated by management, and that such allocation could have a positive or negative impact on the amount or realizability of deferred tax assets or could change the amount of the valuation allowances recorded. Sony may record adjustments to its provision for uncertain tax positions and, accordingly, to its valuation allowance assessments, as additional evidence becomes available.

The estimate for the valuation of deferred tax assets, which is based on currently enacted tax laws and rates as of the balance sheet date, reflects management’s judgment and best estimate of the likely future tax consequences of events that have been recognized in Sony’s financial statements and tax returns, the ability to implement various tax planning strategies and, in certain cases, future forecasts, business plans and other expectations about future outcomes. Changes in existing tax laws or rates in tax jurisdictions in which Sony operates could affect actual tax results, and market or economic deterioration or failure of management to achieve its restructuring objectives could affect future business results, either of which could affect the valuation of deferred tax assets over time. If future results are less than projected, if APAs negotiations result in a different allocation of profits and losses than currently anticipated, if tax planning alternatives are no longer viable, or if there is no excess appreciated asset value over the tax basis of the assets contemplated for sale, further valuation allowance may be required in the future to reduce the deferred tax assets to their net realizable value. These factors and other changes that are not anticipated in current estimates could have a material impact on Sony’s earnings or financial condition in the period or periods in which they are recorded.

Film accounting

An aspect of film accounting that requires the exercise of judgment relates to the process of estimating the total revenues to be received throughout a film’s life cycle. Such estimate of a film’s ultimate revenue is important for two reasons. First, while a film is being produced and the related costs are being capitalized, it is necessary for management to estimate the ultimate revenue, less additional costs to be incurred, including exploitation costs which are expensed as incurred, in order to determine whether the value of a film has been impaired and thus requires an immediate write off of unrecoverable film costs. Second, the amount of film costs recognized as cost of sales for a given film as it is exhibited in various markets throughout its life cycle is based upon the proportion that current period actual revenues bear to the estimated ultimate total revenues.

Management bases its estimates of ultimate revenue for each film on several factors including the historical performance of similar genre films, the star power of the lead actors and actresses, the expected number of theaters at which the film will be released, anticipated performance in the home entertainment, television and other ancillary markets, and agreements for future sales. Management updates such estimates on a regular basis based on the actual results to date and estimated future results for each film. For example, a film that has resulted in lower than expected theatrical revenues in its initial weeks of release would generally have its theatrical, home entertainment and television distribution ultimate revenues adjusted downward; a failure to do so would result in the understatement of amortized film costs for the period.

Future insurance policy benefits

Liabilities for future insurance policy benefits, which mainly related to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors. Future policy benefits are computed using interest rates ranging from 1.4 percent to 4.5 percent and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses.

Policyholders’ account in the life insurance business

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rates associated with interest sensitive whole life contracts is 2.0 percent. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked assets portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts ranges from 0.1 percent to 6.3 percent.

Recently Adopted Accounting Standards

Refer to Note 2, summary of significant accounting policies, recently adopted accounting pronouncements, in the notes to the consolidated financial statements.

Recent Accounting Pronouncements

Refer to Note 2, summary of significant accounting policies, recent accounting pronouncements not yet adopted, in the notes to the consolidated financial statements.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Sony

Corporation (Sony Kabushiki Kaisha)

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Sony Corporation and its subsidiaries (the “Company”) at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the accompanying index presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 15(b) of the Company’s 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Sony Mobile Communications AB from its assessment of internal control over financial reporting as of March 31, 2012, because it was acquired by the Company in a purchase business combination during the year ended March 31, 2012. We have also excluded Sony Mobile Communications AB from our audit of internal control over financial reporting. Sony Mobile Communications AB is a wholly-owned subsidiary whose total assets and total sales and operating revenue represent 347.0 billion yen and 77.7 billion yen, respectively, of the related consolidated financial statement amounts as of and for the year ended March 31, 2012.

/s/ PricewaterhouseCoopers Aarata

Tokyo, Japan

May 31, 2012 except for Note 9, Note 19, and Note 28, as to which the date is November 9, 2012.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets

March 31

	Yen in millions
	2011	2012
ASSETS
Current assets:
Cash and cash equivalents	1,014,412	894,576
Marketable securities	646,171	680,913
Notes and accounts receivable, trade	834,221	840,924
Allowance for doubtful accounts and sales returns	(90,531)	(71,009)
Inventories	704,043	707,052
Other receivables	215,181	202,044
Deferred income taxes	133,059	36,769
Prepaid expenses and other current assets	387,490	463,693
Total current assets	3,844,046	3,754,962
Film costs	275,389	270,048
Investments and advances:
Affiliated companies	221,993	36,800
Securities investments and other	5,670,662	6,282,676
	5,892,655	6,319,476
Property, plant and equipment:
Land	145,968	139,413
Buildings	868,615	817,730
Machinery and equipment	2,016,956	1,957,134
Construction in progress	53,219	35,648
	3,084,758	2,949,925
Less — Accumulated depreciation	2,159,890	2,018,927
	924,868	930,998
Other assets:
Intangibles, net	391,122	503,699
Goodwill	469,005	576,758
Deferred insurance acquisition costs	428,262	441,236
Deferred income taxes	300,702	100,460
Other	385,073	398,030
	1,974,164	2,020,183
Total assets	12,911,122	13,295,667

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Balance Sheets (Continued)

	Yen in millions
	2011	2012
LIABILITIES
Current liabilities:
Short-term borrowings	53,737	99,878
Current portion of long-term debt	109,614	310,483
Notes and accounts payable, trade	793,275	758,680
Accounts payable, other and accrued expenses	1,013,037	1,073,241
Accrued income and other taxes	87,396	63,396
Deposits from customers in the banking business	1,647,752	1,761,137
Other	430,488	463,166
Total current liabilities	4,135,299	4,529,981
Long-term debt	812,235	762,226
Accrued pension and severance costs	271,320	309,375
Deferred income taxes	306,227	284,499
Future insurance policy benefits and other	2,924,121	3,208,843
Policyholders’ account in the life insurance business	1,301,252	1,449,644
Other	204,766	240,978
Total liabilities	9,955,220	10,785,546
Redeemable noncontrolling interest	19,323	20,014
Commitments and contingent liabilities
EQUITY
Sony Corporation’s stockholders’ equity:
Common stock, no par value —
2011 — Shares authorized: 3,600,000,000, shares issued: 1,004,636,664	630,921
2012 — Shares authorized: 3,600,000,000, shares issued: 1,004,638,164		630,923
Additional paid-in capital	1,159,666	1,160,236
Retained earnings	1,566,274	1,084,462
Accumulated other comprehensive income —
Unrealized gains on securities, net	50,336	64,882
Unrealized losses on derivative instruments, net	(1,589)	(1,050)
Pension liability adjustment	(152,165)	(186,833)
Foreign currency translation adjustments	(700,786)	(719,092)
	(804,204)	(842,093)
Treasury stock, at cost
Common stock
2011 — 1,051,588 shares	(4,670)
2012 — 1,061,803 shares		(4,637)
	2,547,987	2,028,891
Noncontrolling interests	388,592	461,216
Total equity	2,936,579	2,490,107
Total liabilities and equity	12,911,122	13,295,667

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income

Fiscal year ended March 31

	Yen in millions
	2010	2011	2012
Sales and operating revenue:
Net sales	6,293,005	6,304,401	5,526,611
Financial services revenue	838,300	798,495	868,971
Other operating revenue	82,693	78,377	97,630
	7,213,998	7,181,273	6,493,212
Costs and expenses:
Cost of sales	4,892,563	4,831,363	4,386,447
Selling, general and administrative	1,544,890	1,501,813	1,375,887
Financial services expenses	671,550	675,788	736,050
Other operating (income) expense, net	42,988	(13,450)	(59,594)
	7,151,991	6,995,514	6,438,790
Equity in net income (loss) of affiliated companies	(30,235)	14,062	(121,697)
Operating income (loss)	31,772	199,821	(67,275)
Other income:
Interest and dividends	13,191	11,783	15,101
Gain on sale of securities investments, net	9,953	14,325	671
Foreign exchange gain, net	—	9,297	—
Other	20,690	9,561	7,706
	43,834	44,966	23,478
Other expenses:
Interest	22,505	23,909	23,432
Loss on devaluation of securities investments	2,946	7,669	3,604
Foreign exchange loss, net	10,876	—	5,089
Other	12,367	8,196	7,264
	48,694	39,774	39,389
Income (loss) before income taxes	26,912	205,013	(83,186)
Income taxes:
Current	79,120	117,918	108,545
Deferred	(65,162)	307,421	206,694
	13,958	425,339	315,239
Net income (loss)	12,954	(220,326)	(398,425)
Less — Net income attributable to noncontrolling interests	53,756	39,259	58,235
Net loss attributable to Sony Corporation’s stockholders	(40,802)	(259,585)	(456,660)

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Income (Continued)

	Yen
	2010	2011	2012
Per share data:
Common stock
Net loss attributable to Sony Corporation’s stockholders
— Basic	(40.66)	(258.66)	(455.03)
— Diluted	(40.66)	(258.66)	(455.03)
Cash dividends	25.00	25.00	25.00

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows

Fiscal year ended March 31

	Yen in millions
	2010	2011	2012
Cash flows from operating activities:
Net income (loss)	12,954	(220,326)	(398,425)
Adjustments to reconcile net income (loss) to net cash provided by operating activities —
Depreciation and amortization, including amortization of deferred insurance acquisition costs	371,004	325,366	319,594
Amortization of film costs	277,665	250,192	188,836
Stock-based compensation expense	2,202	1,952	1,952
Accrual for pension and severance costs, less payments	(9,763)	(15,229)	36,647
Other operating (income) expense, net	42,988	(13,450)	(59,594)
(Gain) loss on sale or devaluation of securities investments, net	(7,007)	(6,656)	2,933
(Gain) loss on revaluation of marketable securities held in the financial services business for trading purposes, net	(49,837)	10,958	(21,080)
(Gain) loss on revaluation or impairment of securities investments held in the financial services business, net	(53,984)	5,080	2,819
Deferred income taxes	(65,162)	307,421	206,694
Equity in net (income) loss of affiliated companies, net of dividends	36,183	(11,479)	138,772
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	(53,306)	104,515	4,427
(Increase) decrease in inventories	148,584	(112,089)	29,778
Increase in film costs	(296,819)	(244,063)	(186,783)
Increase (decrease) in notes and accounts payable, trade	262,032	(18,119)	(59,410)
Increase (decrease) in accrued income and other taxes	71,939	(8,020)	(44,635)
Increase in future insurance policy benefits and other	284,972	278,897	332,728
Increase in deferred insurance acquisition costs	(71,999)	(69,196)	(68,634)
Increase in marketable securities held in the financial services business for trading purposes	(8,335)	(30,102)	(39,161)
Increase in other current assets	(32,405)	(89,473)	(35,181)
Increase in other current liabilities	5,321	56,076	10,595
Other	45,680	113,990	156,667
Net cash provided by operating activities	912,907	616,245	519,539

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

	Yen in millions
	2010	2011	2012
Cash flows from investing activities:
Payments for purchases of fixed assets	(338,050)	(253,688)	(382,549)
Proceeds from sales of fixed assets	15,671	18,743	22,661
Payments for investments and advances by financial services business	(1,581,841)	(1,458,912)	(1,028,150)
Payments for investments and advances (other than financial services business)	(41,838)	(15,316)	(28,021)
Proceeds from sales or return of investments and collections of advances by financial services business	1,128,500	874,031	474,466
Proceeds from sales or return of investments and collections of advances (other than financial services business)	54,324	30,332	93,165
Proceeds from sales of businesses	22,084	99,335	8,430
Payment for Sony Ericsson acquisition, net of cash acquired	—	—	(71,843)
Other	(4,854)	(8,964)	28,955
Net cash used in investing activities	(746,004)	(714,439)	(882,886)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	510,128	1,499	216,887
Payments of long-term debt	(144,105)	(216,212)	(112,043)
Increase (decrease) in short-term borrowings, net	(250,252)	6,120	(26,158)
Increase in deposits from customers in the financial services business, net	276,454	229,327	211,597
Dividends paid	(25,085)	(25,098)	(25,078)
Other	(2,126)	(5,748)	(7,869)
Net cash provided by (used in) financing activities	365,014	(10,112)	257,336
Effect of exchange rate changes on cash and cash equivalents	(1,098)	(68,890)	(13,825)
Net increase (decrease) in cash and cash equivalents	530,819	(177,196)	(119,836)
Cash and cash equivalents at beginning of the fiscal year	660,789	1,191,608	1,014,412
Cash and cash equivalents at end of the fiscal year	1,191,608	1,014,412	894,576
Supplemental data:
Cash paid during the fiscal year for —
Income taxes	60,022	116,376	127,643
Interest	19,821	20,583	20,276
Non-cash investing and financing activities —
Obtaining assets by entering into capital leases	2,553	3,738	56,403
Collections of deferred proceeds from sales of receivables —	—	153,550	132,636

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2009	630,765	1,155,034	1,916,951	(733,443)	(4,654)	2,964,653	251,949	3,216,602
Exercise of stock acquisition rights	57	57				114	6	120
Stock-based compensation		2,174				2,174		2,174
Comprehensive income:
Net income (loss)			(40,802)			(40,802)	53,756	12,954
Other comprehensive income, net of tax —
Unrealized gains on securities				32,267		32,267	16,527	48,794
Unrealized gains on derivative instruments				1,548		1,548	2	1,550
Pension liability adjustment				23,720		23,720	(27)	23,693
Foreign currency translation adjustments				6,850		6,850	(343)	6,507

Total comprehensive income						23,583	69,915	93,498

Dividends declared			(25,088)			(25,088)	(5,399)	(30,487)
Purchase of treasury stock					(139)	(139)		(139)
Reissuance of treasury stock			(57)		118	61		61
Transactions with noncontrolling interests shareholders and other		547				547	3,179	3,726

Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2010	630,822	1,157,812	1,851,004	(669,058)	(4,675)	2,965,905	319,650	3,285,555
Exercise of stock acquisition rights	99	99				198	22	220
Stock-based compensation		1,782				1,782		1,782
Comprehensive income:
Net income (loss)			(259,585)			(259,585)	39,259	(220,326)
Other comprehensive income, net of tax —
Unrealized losses on securities				(12,001)		(12,001)	(3,516)	(15,517)
Unrealized losses on derivative instruments				(1,553)		(1,553)		(1,553)
Pension liability adjustment				(3,176)		(3,176)	(123)	(3,299)
Foreign currency translation adjustments				(118,416)		(118,416)	(616)	(119,032)

Total comprehensive income (loss)						(394,731)	35,004	(359,727)

Stock issue costs, net of tax			(8)			(8)		(8)
Dividends declared			(25,089)			(25,089)	(6,599)	(31,688)
Purchase of treasury stock					(111)	(111)		(111)
Reissuance of treasury stock			(48)		116	68		68
Transactions with noncontrolling interests shareholders and other		(27)				(27)	40,515	40,488

Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579

(Continued on following page.)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity (Continued)

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Treasury stock, at cost	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2011	630,921	1,159,666	1,566,274	(804,204)	(4,670)	2,547,987	388,592	2,936,579
Exercise of stock acquisition rights	2	2				4	165	169
Stock-based compensation		1,838				1,838		1,838
Comprehensive income:
Net income (loss)			(456,660)			(456,660)	58,235	(398,425)
Other comprehensive income, net of tax —
Unrealized gains on securities				14,546		14,546	6,011	20,557
Unrealized gains on derivative instruments				539		539		539
Pension liability adjustment				(34,668)		(34,668)	1,495	(33,173)
Foreign currency translation adjustments				(18,306)		(18,306)	395	(17,911)

Total comprehensive income (loss)						(494,549)	66,136	(428,413)

Stock issue costs, net of tax			(1)			(1)		(1)
Dividends declared			(25,090)			(25,090)	(7,760)	(32,850)
Purchase of treasury stock					(79)	(79)		(79)
Reissuance of treasury stock			(61)		112	51		51
Transactions with noncontrolling interests shareholders and other		(1,270)				(1,270)	14,083	12,813

Balance at March 31, 2012	630,923	1,160,236	1,084,462	(842,093)	(4,637)	2,028,891	461,216	2,490,107

The accompanying notes are an integral part of these statements.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1.	Nature of operations

Sony Corporation and its consolidated subsidiaries (hereinafter collectively referred to as “Sony”) are engaged in the development, design, manufacture, and sale of various kinds of electronic equipment, instruments, and devices for consumer, professional and industrial markets as well as game consoles and software. Sony’s primary manufacturing facilities are located in Asia including Japan. Sony also utilizes third-party contract manufacturers for certain products. Sony’s products are marketed throughout the world by sales subsidiaries and unaffiliated distributors as well as direct sales via the Internet. Sony is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. Sony is also engaged in the development, production, manufacture, and distribution of recorded music. Further, Sony is also engaged in various financial services businesses, including life and non-life insurance operations through its Japanese insurance subsidiaries and banking operations through a Japanese Internet-based banking subsidiary. In addition to the above, Sony is engaged in a network services business and an advertising agency business in Japan.

2.	Summary of significant accounting policies

The accompanying consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with U.S. GAAP. These adjustments were not recorded in the statutory books and records as Sony Corporation and its subsidiaries in Japan maintain their records and prepare their statutory financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles.

(1)	Significant accounting policies:

Basis of consolidation and accounting for investments in affiliated companies -

The consolidated financial statements include the accounts of Sony Corporation and its majority-owned subsidiary companies, general partnerships and other entities in which Sony has a controlling interest, and variable interest entities for which Sony is the primary beneficiary. All intercompany transactions and accounts are eliminated. Investments in business entities in which Sony does not have control, but has the ability to exercise significant influence over operating and financial policies, generally through 20-50% ownership, are accounted for under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership). When the interest in the partnership is so minor that Sony has no significant influence over the operation of the investee, the cost method is used. Under the equity method, investments are stated at cost plus/minus Sony’s portion of equity in undistributed earnings or losses. Sony’s equity in current earnings or losses of such entities is reported net of income taxes and is included in operating income (loss) after the elimination of unrealized intercompany profits. If the value of an investment has declined and is judged to be other-than-temporary, the investment is written down to its estimated fair value.

On occasion, a consolidated subsidiary or an affiliated company accounted for by the equity method may issue its shares to third parties in either a public or private offering or upon conversion of convertible debt to common stock at amounts per share in excess of or less than Sony’s average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in interest are recorded in

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

earnings for the year the change in interest transaction occurs, while a change in interest of a consolidated subsidiary that does not result in a change in control is accounted for as a capital transaction and no gains or losses are recorded in earnings.

The excess of the cost over the underlying net equity of investments in consolidated subsidiaries and affiliated companies accounted for on an equity basis is allocated to identifiable tangible and intangible assets and liabilities based on fair values at the date of acquisition. The unassigned residual value of the excess of the cost over Sony’s underlying net equity is recognized as goodwill as a component of the investment balance.

Use of estimates -

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates include those used in determining the valuation of investment securities, valuation of inventories, fair values of long-lived assets, fair values of goodwill, intangible assets and assets and liabilities assumed in business combinations, product warranty liability, pension and severance plans, valuation of deferred tax assets, uncertain tax positions, film costs, and insurance related liabilities. Actual results could differ from those estimates.

Translation of foreign currencies -

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at appropriate fiscal year end current exchange rates and all income and expense accounts are translated at exchange rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income. Upon remeasurement of a previously held equity interest in accordance with the accounting guidance for business combinations achieved in stages, accumulated translation adjustments, if any, remain as a component of accumulated other comprehensive income as there has not been sale or complete or substantially complete liquidation of the net investment.

Receivables and payables denominated in foreign currencies are translated at appropriate fiscal year end exchange rates and the resulting translation gains or losses are taken into income.

Cash and cash equivalents -

Cash and cash equivalents include all highly liquid investments, with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

Marketable debt and equity securities -

Debt and equity securities designated as available-for-sale, whose fair values are readily determinable, are carried at fair value with unrealized gains or losses included as a component of accumulated other comprehensive income, net of applicable taxes. Debt and equity securities classified as trading securities are carried at fair value with unrealized gains or losses included in income. Debt securities that are expected to be held-to-maturity are carried at amortized cost. Individual securities classified as either available-for-sale or held-to-maturity are reduced to fair value by a charge to income for other-than-temporary declines in fair value. Realized gains and losses are determined on the average cost method and are reflected in income.

Sony regularly evaluates its investment portfolio to identify other-than-temporary impairments of individual securities. Factors that are considered by Sony in determining whether an other-than-temporary decline in value

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

has occurred include: the length of time and extent to which the market value of the security has been less than its original cost, the financial condition, operating results, business plans and estimated future cash flows of the issuer of the security, other specific factors affecting the market value, deterioration of the credit condition of the issuers, sovereign risk, and whether or not Sony is able to retain the investment for a period of time sufficient to allow for the anticipated recovery in market value.

In evaluating the factors for available-for-sale securities whose fair values are readily determinable, Sony presumes a decline in value to be other-than-temporary if the fair value of the security is 20 percent or more below its original cost for an extended period of time (generally for a period of up to six months). This criterion is employed as a threshold to identify securities which may have a decline in value that is other-than-temporary. The presumption of an other-than-temporary impairment in such cases may be overcome if there is evidence to support that the decline is temporary in nature due to the existence of other factors which overcome the duration or magnitude of the decline. On the other hand, there may be cases where impairment losses are recognized when the decline in the fair value of the security is not more than 20 percent or such decline has not existed for an extended period of time, as a result of considering specific factors which may indicate the decline in the fair value is other-than-temporary.

When an other-than-temporary impairment of a debt security has occurred, the amount of the other-than-temporary impairment recognized in income depends on whether Sony intends to sell the security or more likely than not will be required to sell the security before recovery of its amortized cost. If the debt security meets either of these two criteria, the other-than-temporary impairment is recognized in income, measured as the entire difference between the security’s amortized cost and its fair value at the impairment measurement date. For other-than-temporary impairments of debt securities that do not meet these two criteria, the net amount recognized in income is a credit loss equal to the difference between the amortized cost of the debt security and its net present value calculated by discounting Sony’s best estimate of projected future cash flows at the effective interest rate implicit in the debt security prior to impairment. Any difference between the fair value and the net present value of the debt security at the impairment measurement date is recorded in accumulated other comprehensive income. Unrealized gains or losses on securities for which an other-than-temporary impairment has been recognized in income are presented as a separate component of accumulated other comprehensive income.

Equity securities in non-public companies -

Equity securities in non-public companies are primarily carried at cost if fair value is not readily determinable. If the carrying value of a non-public equity investment is estimated to have declined and such decline is judged to be other-than-temporary, Sony recognizes the impairment of the investment and the carrying value is reduced to its fair value. Determination of impairment is based on the consideration of several factors, including operating results, business plans and estimated future cash flows. Fair value is determined through the use of various methodologies such as discounted cash flows, valuation of recent financings and comparable valuations of similar companies.

Allowance for doubtful accounts -

Sony maintains an allowance for doubtful accounts to reserve for potentially uncollectible receivables. Sony reviews accounts receivable by amounts due by customers which are past due to identify specific customers with known disputes or collectability issues. In determining the amount of the reserve, Sony makes judgments about the creditworthiness of customers based on past collection experience and ongoing credit risk evaluations.

Inventories -

Inventories in the Imaging Products & Solutions (“IP&S”), Game, Mobile Products & Communications (“MP&C”), Home Entertainment & Sound (“HE&S”), Devices and Music segments as well as non-film

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

inventories for the Pictures segment are valued at cost, not in excess of market, cost being determined on the “average cost” basis except for the cost of finished products carried by certain subsidiary companies which is determined on the “first-in, first-out” basis, including the inventories of certain subsidiary companies in the MP&C segment. The market value of inventory is determined as the net realizable value – i.e., estimated selling price in the ordinary course of business less predictable costs of completion and disposal. Sony does not consider a normal profit margin when calculating the net realizable value.

Other receivables -

Other receivables include receivables which relate to arrangements with certain component manufacturers whereby Sony procures goods, including product components, for these component manufacturers and is reimbursed for the related purchases. No revenue or profit is recognized on these transfers. Sony usually will repurchase the inventory at a later date from the component manufacturers as either finished goods inventory or as partially assembled product.

Film costs -

Film costs include direct production costs, production overhead and acquisition costs for both motion picture and television productions and are stated at the lower of unamortized cost or estimated fair value and classified as noncurrent assets. Film costs are amortized and the estimated liabilities for residuals and participations are accrued using an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. Film costs also include broadcasting rights which consist of acquired programming to be aired on Sony’s worldwide channel network and are recognized when the license period begins and the program is available for use. Broadcasting rights are stated at the lower of unamortized cost or net realizable value, classified as either current or noncurrent assets based on timing of expected use, and amortized based on estimated usage or on a straight-line basis over the useful life, as appropriate. Estimates used in calculating the fair value of the film costs and the net realizable value of the broadcasting rights are based upon assumptions about future demand and market conditions and are reviewed on a periodic basis.

Property, plant and equipment and depreciation -

Property, plant and equipment are stated at cost. Depreciation of property, plant and equipment is computed on the declining-balance method for Sony Corporation and its Japanese subsidiaries, except for certain semiconductor manufacturing facilities and buildings whose depreciation is computed on the straight-line method over the estimated useful life of the assets. Depreciation of property, plant and equipment for foreign subsidiaries is also computed on the straight-line method. Useful lives for depreciation range from two to 50 years for buildings and from two to 10 years for machinery and equipment. Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to income as incurred.

Goodwill and other intangible assets -

Goodwill and certain other intangible assets that are determined to have an indefinite useful life are not amortized and are tested annually for impairment during the fourth quarter of the fiscal year and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. Goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Reporting units are Sony’s operating segments or one level below the operating segments. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is not performed. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test is performed to

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Fair value of reporting units and indefinite lived intangible assets is generally determined using a discounted cash flow analysis. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates, determination of appropriate comparable entities and the determination of whether a premium or discount should be applied to comparables. In addition to the estimates of future cash flows, two of the most significant estimates involved in the determination of fair value of the reporting units are the discount rates and perpetual growth rate applied to terminal values used in the discounted cash flow analysis. The discount rates used in the cash flow models for the goodwill impairment testing consider market and industry data as well as specific risk factors for each reporting unit. The perpetual growth rates for the individual reporting units, for purposes of the terminal value determination, are generally set after an initial three-year forecasted period, although certain reporting units utilized longer forecasted periods, and are based on historical experience, market and industry data.

Intangible assets with finite useful lives mainly consist of patent rights, know-how, license agreements, customer relationships, trademarks, software to be sold, leased or otherwise marketed, music catalogs, artist contracts and television carriage agreements (broadcasting agreements). Patent rights, know-how, license agreements, trademarks and software to be sold, leased or otherwise marketed are generally amortized on a straight-line basis, generally, over three to eight years. Customer relationships, music catalogs, artist contracts and television carriage agreements (broadcasting agreements) are amortized on a straight-line basis, generally, over 10 to 40 years.

Software to be sold, leased, or marketed -

Sony accounts for software development costs in accordance with accounting guidance for the costs of software to be sold, leased, or marketed. The costs related to establishing the technological feasibility of a software product are expensed as incurred as a part of research and development in cost of sales. Costs that are incurred to produce the finished product after technological feasibility is established are capitalized and amortized to cost of sales over the estimated economic life, which is generally three years. The technological feasibility of game software is established when the product master is completed. Consideration to capitalize game software development costs before this point is limited to the development costs of games for which technological feasibility can be proven to be at an earlier stage. At each balance sheet date, Sony performs periodic reviews to ensure that unamortized capitalized software costs remain recoverable from future profits of the related software products.

Deferred insurance acquisition costs -

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Product warranty -

Sony provides for the estimated cost of product warranties at the time revenue is recognized. The product warranty is calculated based upon product sales, estimated probability of failure and estimated cost per claim. The variables used in the calculation of the provision are reviewed on a periodic basis.

Certain subsidiaries in the IP&S, MP&C and HE&S segments offer extended warranty programs. The consideration received for extended warranty service is deferred and recognized as revenue on a straight-line basis over the term of the extended warranty.

Future insurance policy benefits -

Liabilities for future insurance policy benefits are primarily comprised of the present value of estimated future payments to policyholders. These liabilities are computed by the net level premium method based upon the assumptions, including future investment yield, morbidity, mortality, withdrawals and other factors. These assumptions are reviewed on a periodic basis. Liabilities for future insurance policy benefits also include liabilities for guaranteed benefits related to certain non-traditional life and annuity contracts.

Policyholders’ account in the life insurance business -

Liabilities for policyholders’ account in the life insurance business represent the contract value that has accrued to the benefit of the policyholders as of the balance sheet date. This liability is generally equal to the accumulated account deposits, plus interest credited, less policyholder withdrawals and other charges assessed against the account balances.

Impairment of long-lived assets -

Sony reviews the recoverability of the carrying value of its long-lived assets held and used, other than goodwill and intangible assets with indefinite lives, and assets to be disposed of, whenever events or changes in circumstances indicate that the individual carrying amount of an asset or asset group may not be recoverable. Long-lived assets to be held and used are reviewed for impairment by comparing the carrying value of the asset or asset group with their estimated undiscounted future cash flows. If the cash flows are determined to be less than the carrying value of the asset or asset group, an impairment loss has occurred and the loss would be recognized during the period for the difference between the carrying value of the asset or asset group and estimated fair value. Long-lived assets that are to be disposed of other than by sale are considered held and used until they are disposed of. Long-lived assets that are to be disposed of by sale are reported at the lower of their carrying value or fair value less cost to sell and are not depreciated. Fair value is determined using the present value of estimated net cash flows or comparable market values. This approach uses significant estimates and assumptions including projected future cash flows, the timing of such cash flows, discount rates reflecting the risk inherent in future cash flows, perpetual growth rates applied to determine terminal values, determination of appropriate market comparables and the determination of whether a premium or discount should be applied to comparables.

Fair value measurement -

Sony measures fair value as an exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date.

The accounting guidance for fair value measurements specifies a hierarchy of inputs to valuation techniques based on the extent to which inputs used in measuring fair value are observable in the market. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect Sony’s assumptions about the assumptions that market participants would use in pricing the asset or liability. Observable market data

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

is used if such data is available without undue cost and effort. Each fair value measurement is reported in one of three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

Level 1	—	Inputs are unadjusted quoted prices for identical assets and liabilities in active markets.

Level 2	—	Inputs are based on observable inputs other than level 1 prices, such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-derived valuations, in which all significant inputs are observable in active markets.

Level 3	—	One or more significant inputs are unobservable.

When available, Sony uses unadjusted quoted market prices in active markets to measure fair value and classifies such items within level 1. If quoted market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters, such as interest rates, currency rates and option volatilities. Items valued using internally generated models are classified according to the lowest level input that is significant to the valuation. For certain financial assets and liabilities, Sony determines fair value using third-party information such as indicative quotes from dealers and quantitative input from investment advisors following Sony’s established valuation procedures including validation against internally developed prices. Additionally, Sony considers both counterparty credit risk and Sony’s own creditworthiness in determining fair value. Sony attempts to mitigate credit risk to third parties by entering into netting agreements and actively monitoring the creditworthiness of counterparties and its exposure to credit risk through the use of credit limits and by selecting major international banks and financial institutions as counterparties.

Transfers between levels are deemed to have occurred at the beginning of the each interim period in which the transfers occur.

Derivative financial instruments -

All derivatives are recognized as either assets or liabilities in the consolidated balance sheets at fair value. Changes in the fair value of derivative financial instruments are either recognized periodically in income or stockholders’ equity (as a component of accumulated other comprehensive income), depending on whether the derivative financial instrument qualifies as a hedge and the derivative is being used to hedge changes in fair value or cash flows.

The accounting guidance for hybrid financial instruments permits an entity to elect fair value remeasurement for any hybrid financial instrument if the hybrid instrument contains an embedded derivative that would otherwise be required to be bifurcated and accounted for separately under accounting guidance for derivative instruments and hedging activities. The election to measure the hybrid instrument at fair value is made on an instrument-by-instrument basis and is irreversible. Certain subsidiaries in the Financial Services segment have hybrid financial instruments, disclosed in Note 7 as debt securities, that contain embedded derivatives where the entire instrument is carried at fair value.

In accordance with accounting guidance for derivative instruments and hedging activities, the various derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Changes in the fair value of derivatives designated and effective as fair value hedges for recognized assets or liabilities or unrecognized firm commitments are recognized in earnings as offsets to changes in the fair value of the related hedged assets or liabilities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash flow hedges

Changes in the fair value of derivatives designated and effective as cash flow hedges for forecasted transactions or exposures associated with recognized assets or liabilities are initially recorded in other comprehensive income and reclassified into earnings when the hedged transaction affects earnings. Changes in the fair value of the ineffective portion are recognized in current period earnings.

Derivatives not designated as hedges

Changes in the fair value of derivatives that are not designated as hedges are recognized in current period earnings.

Assessment of hedges

When applying hedge accounting, Sony formally documents all hedging relationships between the derivatives designated as hedges and the hedged items, as well as its risk management objectives and strategies for undertaking various hedging activities. Sony links all hedges that are designated as fair value or cash flow hedges to specific assets or liabilities on the consolidated balance sheets or to the specific forecasted transactions. Sony also assesses, both at the inception of the hedge and on an on-going basis, whether the derivatives that are designated as hedges are highly effective in offsetting changes in fair value or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge, Sony discontinues hedge accounting. Hedge ineffectiveness, if any, is included in the current period earnings.

Stock-based compensation -

Sony accounts for stock-based compensation using the fair value based method, measured on the date of grant using the Black-Scholes option-pricing model. The expense is mainly included in selling, general and administrative expenses. Sony recognizes this compensation expense, net of an estimated forfeiture rate, only for the rights expected to vest ratably over the requisite service period of the stock acquisition rights, which is generally a period of three years. The estimated forfeiture rate is based on Sony’s historical experience in the stock acquisition rights plans where the majority of the vesting terms have been satisfied.

Revenue recognition -

Revenues from sales in the IP&S, Game, MP&C, HE&S, Devices and Music segments are recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectability is reasonably assured. Delivery is considered to have occurred when the customer has taken title to the product and the risks and rewards of ownership have been substantively transferred. If the sales contract contains a customer acceptance provision, then sales are recognized after customer acceptance occurs or the acceptance provisions lapse. Revenues are recognized net of anticipated returns and sales incentives.

Revenue arrangements with customers may include multiple elements, including any combination of products, services and software. An example includes sales of electronics products with rights to receive promotional goods. For Sony’s multiple element arrangements where at least one of the elements is not subject to existing software revenue recognition guidance, elements are separated into more than one unit of accounting when the delivered element(s) have value to the customer on a standalone basis, and delivery of the undelivered element(s) is probable and substantially in the control of Sony. Revenue is then allocated to each unit of accounting based on the relative selling price of each unit of accounting based first on vendor-specific objective evidence of selling price (“VSOE”) if it exists, based next on third-party evidence of selling price (“TPE”) if VSOE does not exist, and, finally, if both VSOE and TPE do not exist, based on estimated selling prices (“ESP”). VSOE is limited to either the price charged for an element when it is sold separately or, for an element not yet

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

being sold separately, the price established by management having the relevant authority; it must be probable that the price, once established, will not change before the separate introduction of the element into the market place. TPE is the price of Sony’s or any competitor’s largely interchangeable products or services in standalone sales to similarly situated customers. ESP is the price at which Sony would transact if the element were sold by Sony regularly on a standalone basis. When determining ESP, Sony considers all relevant inputs, including sales, cost and margin analysis of the product, targeted rate of return of the product, competitors’ and Sony’s pricing practices and customer perspectives.

Certain software products published by Sony provide limited on-line features at no additional cost to the customer. Generally, such features are considered to be incidental to the overall software product and an inconsequential deliverable. Accordingly, revenue related to software products containing these limited on-line features is not deferred. In instances where the software products’ on-line features or additional functionality is considered a substantive deliverable in addition to the software product, revenue and costs of sales are recognized ratably over an estimated service period, which is estimated to be six months.

Revenues from the theatrical exhibition of motion pictures are recognized as the customer exhibits the film. Revenues from the licensing of motion picture and television product are recorded when the product is available for exploitation by the licensee and when any restrictions regarding the use of the product lapse. Revenues from the sale of DVDs and Blu-ray DiscTM, net of anticipated returns and sales incentives, are recognized upon availability of sale to the public. Revenues from the sale of broadcast advertising are recognized when the advertisement is aired. Revenues from subscription fees received by the television networks are recognized when the service is provided.

Traditional life insurance policies that the life insurance subsidiary underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. Premiums from these policies are reported as revenue when due from policyholders.

Amounts received as payment for non-traditional contracts such as interest sensitive whole life contracts, single payment juvenile contracts and other contracts without life contingencies are recognized in policyholders’ account in the life insurance business. Revenues from these contracts are comprised of fees earned for administrative and contract-holder services, which are recognized over the period of the contracts, and included in financial services revenue.

Property and casualty insurance policies that the non-life insurance subsidiary underwrites are primarily automotive insurance contracts which are categorized as short-duration contracts. Premiums from these policies are reported as revenue over the period of the contract in proportion to the amount of insurance protection provided.

Revenue is recognized net of any taxes collected from customers and subsequently remitted to governmental authorities.

Consideration given to a customer or a reseller -

In accordance with the accounting guidance for consideration given by a vendor to a customer or reseller of the vendor’s products, sales incentives or other cash consideration given to a customer or a reseller including payments for buydowns, slotting fees and cooperative advertising programs, are accounted for as a reduction of revenue unless Sony receives an identifiable benefit (goods or services) in exchange for the consideration, the fair value of the benefit is reasonably estimated and documentation from the reseller is received to support the amounts paid to the reseller. Payments meeting these criteria are recorded as selling, general and administrative expenses. For the fiscal years ended March 31, 2010, 2011 and 2012, consideration given to a reseller, primarily for free promotional shipping and cooperative advertising programs included in selling, general and administrative expenses totaled 23,591 million yen, 23,250 million yen and 17,641 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cost of sales -

Costs classified as cost of sales relate to the producing and manufacturing of products and include items such as material cost, subcontractor cost, depreciation of fixed assets, amortization of intangible assets, personnel expenses, research and development costs, and amortization of film costs related to motion picture and television products.

Research and development costs -

Research and development costs, included in cost of sales, include items such as salaries, personnel expenses and other direct and indirect expenses associated with research and product development. Research and development costs are expensed as incurred.

Selling, general and administrative -

Costs classified as selling expense relate to promoting and selling products and include items such as advertising, promotion, shipping, and warranty expenses. General and administrative expenses include operating items such as officers’ salaries, personnel expenses, depreciation of fixed assets, office rental for sales, marketing and administrative divisions, a provision for doubtful accounts and amortization of intangible assets.

Financial services expenses -

Financial services expenses include a provision for policy reserves and amortization of deferred insurance acquisition costs, and all other operating costs such as personnel expenses, depreciation of fixed assets, and office rental of subsidiaries in the Financial Services segment.

Advertising costs -

Advertising costs are expensed when the advertisement or commercial appears in the selected media.

Shipping and handling costs -

The majority of shipping and handling, warehousing and internal transfer costs for finished goods are included in selling, general and administrative expenses. An exception to this is in the Pictures segment where such costs are charged to cost of sales as they are an integral part of producing and distributing films under accounting guidance for accounting by producers or distributors of films. All other costs related to Sony’s distribution network are included in cost of sales, including inbound freight charges, purchasing and receiving costs, inspection costs and warehousing costs for raw materials and in-process inventory. Amounts paid by customers for shipping and handling costs are included in net sales.

Income taxes -

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income, and the tax liability attributed to undistributed earnings of subsidiaries and affiliated companies accounted for by the equity method expected to be remitted in the foreseeable future. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available evidence, it is more likely than not that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed periodically with appropriate consideration given to all positive and negative evidence related to the realization of the deferred tax assets. Management’s

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

judgments related to this assessment consider, among other matters, the nature, frequency and severity of current and cumulative losses on an individual tax jurisdiction basis, forecasts of future profitability after consideration of uncertain tax positions, excess of appreciated asset value over the tax basis of net assets, the duration of statutory carryforward periods, the past utilization of net operating loss carryforwards prior to expiration, as well as prudent and feasible tax planning strategies which would be employed by Sony to prevent net operating loss and tax credit carryforwards from expiring unutilized.

Sony records assets and liabilities for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. Sony continues to recognize interest and penalties, if any, with respect to income taxes, including unrecognized tax benefits, as interest expense and as income tax expense, respectively, in the consolidated statements of income. The amount of income taxes Sony pays is subject to ongoing audits by various taxing authorities, which may result in proposed assessments. In addition, several significant items related to intercompany transfer pricing are currently the subject of negotiations between taxing authorities in different jurisdictions as a result of pending advance pricing agreement applications and competent authority requests. Sony’s estimate for the potential outcome for any uncertain tax issues is judgmental and requires significant estimates. Sony assesses its income tax positions and records tax benefits for all years subject to examinations based upon the evaluation of the facts, circumstances and information available at that reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Sony records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. If Sony does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized. However, Sony’s future results may include favorable or unfavorable adjustments to Sony’s estimated tax liabilities due to closure of income tax examinations, the outcome of negotiations between taxing authorities in different jurisdictions, new regulatory or judicial pronouncements or other relevant events. As a result, the amount of unrecognized tax benefits, and the effective tax rate, may fluctuate significantly.

Net income (loss) attributable to Sony Corporation’s stockholders per share (“EPS”) -

Basic EPS is computed based on the weighted-average number of shares of common stock outstanding during each period. The computation of diluted EPS reflects the maximum possible dilution from conversion, exercise, or contingent issuance of securities including the conversion of contingently convertible debt instruments regardless of whether the conditions to exercise the conversion rights have been met. All potentially dilutive securities are excluded from the calculation in a situation where there is a net loss attributable to Sony Corporation’s stockholders.

(2)	Recently adopted accounting pronouncements:

Goodwill impairment testing for reporting units with zero or negative carrying amounts -

In December 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance that modifies the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform the second step of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with existing authoritative guidance, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This guidance was effective for Sony as of April 1, 2011. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Disclosure of supplementary pro forma information for business combinations -

In December 2010, the FASB issued new accounting guidance addressing when a business combination should be assumed to have occurred for the purpose of providing pro forma disclosure. The new guidance requires disclosure of revenue and income of the combined entity as though the business combination occurred as of the beginning of the comparable prior reporting period. The guidance also expands the supplemental pro forma disclosure to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance was effective for Sony as of April 1, 2011. Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) -

In May 2011, the FASB issued new guidance to substantially converge fair value measurement and disclosure requirements under U.S. GAAP and IFRS, including a consistent definition of fair value. The amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the new guidance to result in a change in the application of the existing guidance for fair value measurements. However, some of the amendments clarify the FASB’s intent about the application of existing fair value measurement requirements and other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance was effective for Sony in the fourth quarter of the fiscal year ended March 31, 2012. The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

Disclosures about an employer’s participation in a multiemployer plan -

In September 2011, the FASB issued new disclosure guidance regarding multiemployer pension and other postretirement benefit plans. This guidance requires additional quantitative and qualitative disclosures for all individually significant multiemployer pension plans on annual basis, and revises the disclosures for multiemployer plans that provide other postretirement benefits. This guidance does not change the current recognition and measurement guidance for an employer’s participation in a multiemployer plan. This guidance was effective for Sony beginning with the fiscal year ended March 31, 2012, and is applied retrospectively. Since this guidance impacts disclosures only, and Sony does not have any significant participation in multiemployer plans, its adoption did not have an impact on Sony’s results of operations and financial position.

(3)	Recent accounting pronouncements not yet adopted:

Accounting for costs associated with acquiring or renewing insurance contracts -

In October 2010, the FASB issued new accounting guidance for costs associated with acquiring or renewing insurance contracts. Under the new guidance acquisition costs are to include only those costs that are directly related to the acquisition or renewal of insurance contracts by applying a model similar to the accounting for loan origination costs. An entity may defer incremental direct costs of contract acquisition that are incurred in transactions with independent third parties or employees as well as the portion of employee compensation and other costs directly related to underwriting, policy issuance and processing, medical inspection, and contract selling for successfully negotiated contracts. Additionally, an entity may capitalize as a deferred acquisition cost only those advertising costs meeting the capitalization criteria for direct-response advertising. This change is effective for Sony as of April 1, 2012. Sony will apply this guidance prospectively from the date of adoption. The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Testing goodwill for impairment -

In September 2011, the FASB issued a new standard to simplify how an entity tests goodwill for impairment. The new standard allows companies an option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining if it is necessary to perform the two-step quantitative goodwill impairment test. Under the new standard, a company is no longer required to calculate the fair value of a reporting unit unless the company determines, based on the qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. This standard is effective for Sony as of April 1, 2012. The adoption of this standard is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of comprehensive income -

In June 2011, the FASB issued new accounting guidance for presentation of comprehensive income. The amendments require reporting entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. This change is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and will be applied retrospectively. Subsequently, in December 2011, the FASB issued update accounting guidance for deferral of the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income. The remaining requirements of the guidance issued in June 2011 will become effective as originally issued. The guidance is effective for Sony as of April 1, 2012. Since this guidance impacts disclosures only, its adoption will not have an impact on Sony’s results of operations and financial position.

Disclosure about balance sheet offsetting -

In December 2011, the FASB issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on the statement of financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and IFRS. The new guidance is required to be applied retrospectively and is effective for Sony as of April 1, 2013. Since this guidance impacts disclosures only, its adoption will not have an impact on Sony’s results of operations and financial position.

(4)	Reclassifications:

Certain reclassifications of the financial statements and accompanying footnotes for the fiscal years ended March 31, 2010 and 2011 have been made to conform to the presentation for the fiscal year ended March 31, 2012.

(5)	Out of period adjustments:

The calculation of indirect taxes at a subsidiary -

In the first quarter of the fiscal year ended March 31, 2012, Sony recorded an out of period adjustment to correct an error in the calculation of indirect taxes at a subsidiary. The indirect tax calculation error began in 2005 and continued until it was identified by Sony in the first quarter of the fiscal year ended March 31, 2012. The adjustment, which primarily related to the HE&S segment, impacted net sales, selling, general and administrative expenses and interest expenses and, in the aggregate, increased loss before income taxes in consolidated statements of income by 4,413 million yen for the fiscal year ended March 31, 2012. Sony determined that the adjustment was not material to the consolidated financial statements for any prior annual or interim periods and for the year ended March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Revision of the presentation in the consolidated financial statements for the fiscal years ended March 31, 2010 and 2011 -

The presentation of certain amounts for the fiscal years ended March 31, 2010 and 2011 have been revised to conform with the presentation as of March 31, 2012 to reflect the results of an analysis of deferred tax assets in relation to certain unrecognized tax benefits that was completed during the fiscal year ended March 31, 2012. For the fiscal year ended March 31, 2010, within income taxes in the consolidated statements of income, this revision increased current income taxes by 30,422 million yen with a corresponding decrease to deferred income taxes, with no impact on net income and net loss attributable to Sony Corporation’s stockholders. For the fiscal year ended March 31, 2010, within operating activities in the consolidated statements of cash flows, this revision decreased deferred income taxes by 30,422 million yen, increased accrued income and other taxes by 8,320 million yen and increased other by 22,102 million yen, with no impact on net cash provided by operating activities. This revision had no impact on Sony’s consolidated statements of changes in stockholders’ equity for the fiscal year ended March 31, 2010. As of March 31, 2011, in the consolidated balance sheets, this revision increased deferred income taxes in other assets by 61,115 million yen, decreased other noncurrent assets by 74,981 million yen, decreased total assets by 13,866 million yen, increased accrued income and other taxes by 8,320 million yen, decreased other noncurrent liabilities by 22,186 million yen and decreased total liabilities and equity by 13,866 million yen. This revision had no impact on Sony’s consolidated statements of income, consolidated statements of cash flows and consolidated statements of changes in stockholders’ equity for the fiscal year ended March 31, 2011.

3.	Inventories

Inventories are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Finished products	529,666	498,430
Work in process	70,969	88,236
Raw materials, purchased components and supplies	103,408	120,386

	704,043	707,052

4.	Film costs

Film costs are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Motion picture productions:
Released	102,415	98,910
Completed and not released	14,260	10,800
In production and development	107,811	102,295
Television productions:
Released	40,581	44,461
In production and development	1,688	2,853
Broadcasting rights	24,544	27,830
Less: current portion of broadcasting rights included in inventories	(15,910)	(17,101)

Film costs	275,389	270,048

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony estimates that approximately 90% of the unamortized costs of released films at March 31, 2012 will be amortized within the next three years. Approximately 84 billion yen of completed film costs are expected to be amortized during the next twelve months. Approximately 91 billion yen of accrued participation liabilities included in accounts payable, other and accrued expenses are expected to be paid during the next twelve months.

5.	Related party transactions

Sony accounts for its investments in affiliated companies over which Sony has significant influence under the equity method. In addition, investments in general partnerships in which Sony does not have a controlling interest and limited partnerships are also accounted for under the equity method if more than minor influence over the operation of the investee exists (generally through more than 3-5% ownership).

During fiscal year ended March 31, 2012, Sony Corporation acquired the remaining interests in Sony Ericsson Mobile Communications AB (“Sony Ericsson”) and sold all of its shares of S-LCD Corporation (“S-LCD”), both of which were considered significant equity affiliates. There are no remaining individually significant investments at March 31, 2012.

The summarized combined financial information that is based on information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements is shown below:

Balance Sheets

	Yen in millions
	March 31, 2011
	Sony Ericsson	S-LCD	Others	Total
Current assets	254,858	188,903	183,597	627,358
Noncurrent assets	92,925	233,988	137,720	464,633

Total assets	347,783	422,891	321,317	1,091,991

Current liabilities	282,857	71,572	166,056	520,485
Long-term liabilities and noncontrolling interests	8,089	29,696	61,036	98,821
Stockholders’ equity	56,837	321,623	94,225	472,685
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity investment and undistributed earnings of affiliated companies, before consolidating and reconciling adjustments	28,419	160,812
Consolidation and reconciling adjustments:
Other	(79)	—

Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition	28,340	160,812	32,841	221,993

				Yen in millions
				March 31, 2012
Current assets				167,786
Noncurrent assets				168,143

Total assets				335,929

Current liabilities				93,535
Long-term liabilities and noncontrolling interests				79,513
Stockholders’ equity				162,881
Percentage of ownership in equity investees				20%-50%
Investment in and advances to equity investees at cost plus equity in undistributed earnings since acquisition				36,800

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Statements of Income

	Yen in millions
	Fiscal year ended March 31, 2010
	Sony Ericsson	S-LCD	Others	Total
Net revenues	837,149	796,575	323,576	1,957,300

Operating income (loss)	(81,385)	3,825	29,686	(47,874)
Other income (expense), net	(4,676)	(4,055)

Income (loss) before income taxes	(86,061)	(230)
Income tax (expense) benefit	20,470	53
Net income (loss) attributable to noncontrolling interests	(3,318)	—

Net income (loss) attributable to controlling interests	(68,909)	(177)	17,064	(52,022)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(34,455)	(89)
Consolidation and reconciling adjustments:
Other	(59)	476

Equity in net income (loss) of affiliated companies	(34,514)	387	3,892	(30,235)

	Yen in millions
	Fiscal year ended March 31, 2011
	Sony Ericsson	S-LCD	Others	Total
Net revenues	673,464	807,955	268,604	1,750,023

Operating income (loss)	16,453	12,527	17,630	46,610
Other income (expense), net	(1,572)	(4,119)

Income (loss) before income taxes	14,881	8,408
Income tax (expense) benefit	(6,065)	3,094
Net income (loss) attributable to noncontrolling interests	(520)	—

Net income (loss) attributable to controlling interests	8,296	11,502	8,895	28,693
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	4,148	5,751
Consolidation and reconciling adjustments:
Other	7	1,463

Equity in net income (loss) of affiliated companies	4,155	7,214	2,693	14,062

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Fiscal year ended March 31, 2012
	Sony Ericsson	S-LCD	Others	Total
Net revenues	475,898	146,002	123,610	745,510

Operating income (loss)	(44,239)	(4,644)	5,247	(43,636)
Other income (expense), net	4,504	(3,098)

Income (loss) before income taxes	(39,735)	(7,742)
Income tax (expense) benefit	(73,054)	(374)
Net income (loss) attributable to noncontrolling interests	(2,729)	—

Net income (loss) attributable to controlling interests	(115,518)	(8,116)	950	(122,684)
Percentage of ownership in equity investees	50%	50%	20%-50%
Equity in net income (loss) of affiliated companies, before consolidating and reconciling adjustments	(57,759)	(4,058)
Consolidation and reconciling adjustments:
Impairment loss including translation adjustments	—	(60,019)
Other	79	(1)

Equity in net income (loss) of affiliated companies	(57,680)	(64,078)	61	(121,697)

Sony Ericsson, a 50/50 joint venture with Telefonaktiebolaget LM Ericsson (“Ericsson”) focused on mobile phone handsets, was established in October 2001 and was included in affiliated companies accounted for under the equity method through February 15, 2012. On February 15, 2012, Sony Corporation acquired Ericsson’s 50 percent stake in Sony Ericsson, making the mobile handset business a wholly-owned subsidiary of Sony Corporation. Refer to Note 24.

S-LCD, a joint venture with Samsung Electronics Co., Ltd. (“Samsung”) focused on manufacturing amorphous TFT panels, was established in April 2004 with Sony’s ownership interest of 50% minus 1 share. S-LCD was strategic to Sony’s television business as it provided a source of high quality large screen LCD panels to differentiate Sony’s Bravia LCD televisions. In June 2011, S-LCD decreased its capital stock by 0.6 trillion Korean won and Sony received a cash distribution of 22,100 million yen from S-LCD. However, LCD panel and television market conditions became increasingly challenging and in order to respond to the situation and to strengthen their respective market competitiveness, Sony and Samsung agreed to shift to a new LCD panel business alliance in December 2011. As a result of this agreement, on January 19, 2012, Sony sold to Samsung all of its shares of S-LCD, and received cash consideration of 71,986 million yen (1.07 trillion Korean won) from Samsung. Following the transaction S-LCD was no longer an equity affiliate. During the fiscal year ended March 31, 2012, Sony recorded a 60,019 million yen other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. Cash proceeds from the sale of the investment in S-LCD are included in sales of securities investments in the consolidated statements of cash flows.

There was no significant difference between Sony’s proportionate share in the underlying net assets of the investees and the carrying value of investments in affiliated companies at March 31, 2011 and 2012.

There were no affiliated companies accounted for under the equity method with a market quotation at March 31, 2011 and 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The number of affiliated companies accounted for under the equity method at March 31, 2011 and 2012 were 82 and 95, respectively.

Account balances and transactions with affiliated companies accounted for under the equity method are presented below:

	Yen in millions
	March 31
	2011	2012
Accounts receivable, trade	18,631	4,125

Accounts payable, trade	45,434	508
Capital lease obligations	—	39,080

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales	132,937	96,164	79,677

Purchases	309,550	383,922	157,930
Lease payments	—	—	24,159

SFI Leasing Company, Limited (“SFIL”), a leasing company in Japan, is accounted for under the equity method and 34% is owned by Sony after deconsolidation in November 2010. Sony entered into a three year sale and leaseback transaction regarding certain acquired machinery and equipment with SFIL in the fiscal year ended March 31, 2012. Refer to Note 24.

Dividends from affiliated companies accounted for under the equity method for the fiscal years ended March 31, 2010, 2011 and 2012 were 5,948 million yen, 2,583 million yen and 1,964 million yen, respectively.

During the fiscal year ended March 31, 2012 and prior to the sale of its shares of S-LCD, Sony paid additional LCD panel related expenses of 22,759 million yen (292 million U.S. dollars) resulting from low capacity utilization of S-LCD.

6.	Transfer of financial assets

The below transactions are accounted for as sales in accordance with the accounting guidance for transfers of financial assets, because Sony has relinquished control of the receivables. In each case, losses from these transactions were insignificant, and although Sony continues servicing the receivables subsequent to being sold or contributed, no servicing liabilities are recorded as the costs of collection of the sold receivables are insignificant. In addition to the cash proceeds from the sales below, net cash flows related to these transactions, including servicing fees, in the fiscal years ended March 31, 2010, 2011 and 2012 were insignificant.

Sony has established several accounts receivable sales programs in Japan whereby Sony can sell up to 50,200 million yen of eligible trade accounts receivable in the aggregate at any one time. Through these programs, Sony can sell receivables to special purpose entities owned and operated by banks. Sony can sell receivables in which the agreed upon original due dates are no more than 190 days after the sales of receivables. Total trade accounts receivable sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 109,271 million yen, 136,232 million yen and 126,513 million yen, respectively.

A subsidiary of the Financial Services segment has established several receivables sales programs whereby the subsidiary can sell up to 24,000 million yen of eligible receivables in the aggregate at any one time. Through

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

these programs, the subsidiary can sell receivables to special purpose entities owned and operated by banks. The subsidiary can sell receivables in which the agreed upon original due dates are no more than 180 days after the sales of receivables. Total receivables sold during the fiscal years ended March 31, 2010, 2011 and 2012 were 183,805 million yen, 166,025 million yen and 130,060 million yen, respectively.

During the fiscal year ended March 31, 2010, Sony established an accounts receivable sales program in the United States. Through this program, a bankruptcy-remote entity, which is consolidated by Sony’s U.S. subsidiary, can sell up to 450 million U.S. dollars of eligible trade accounts receivables in the aggregate at any one time to a commercial bank. Total trade accounts receivables sold during the fiscal year ended March 31, 2010 were 258,085 million yen. Subsequent to its establishment, Sony amended this program. While the transactions continued to qualify as sales under the new accounting guidance for transfers of financial assets, the amended program requires that a portion of the sales proceeds be held back and deferred until collection of the related receivables by the purchaser. The portion of the sales proceeds held back and deferred is initially recorded at estimated fair value, is included in other current assets and was 32,751 million yen at March 31, 2011 and 16,272 million yen at March 31, 2012. Sony includes collections on such receivables as cash flows within operating activities in the consolidated statements of cash flows since the receivables are the result of operating activities and the associated interest rate risk is insignificant due to its short-term nature. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2011 were 414,147 million yen, 185,647 million yen and 153,550 million yen, respectively. Total trade receivables sold, deferred proceeds from those sales and collections of deferred proceeds during the fiscal year ended March 31, 2012 were 476,855 million yen, 117,343 million yen and 132,636 million yen, respectively.

The accounts receivable sales programs in Japan and in the Financial Services segment above involved qualified special purpose entities (“QSPEs”) under the accounting guidance effective prior to April 1, 2010 for transfers of financial assets. Since the QSPEs met certain criteria, they were not consolidated by Sony. From April 1, 2010, the entities that formerly met the criteria to be a QSPE are subject to the same consolidation accounting guidance as other variable interest entities (“VIEs”). Refer to Note 23.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

7.	Marketable securities and securities investments

Marketable securities and securities investments, mainly included in the Financial Services segment, are comprised of debt and equity securities of which the aggregate cost, gross unrealized gains and losses and fair value pertaining to available-for-sale securities and held-to-maturity securities are as follows:

	Yen in millions
	March 31, 2011				March 31, 2012
	Cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Available-for-sale:
Debt securities:
Japanese national government bonds	1,124,704	24,032	(4,971)	1,143,765	1,036,946	55,384	(879)	1,091,451
Japanese local government bonds	22,845	184	(64)	22,965	33,513	163	(1)	33,675
Japanese corporate bonds	332,567	1,511	(440)	333,638	293,885	1,489	(224)	295,150
Foreign corporate bonds	332,316	4,872	(11,367)	325,821	377,609	4,705	(7,063)	375,251
Other	8,241	109	(118)	8,232	22,383	1,548	(6)	23,925

	1,820,673	30,708	(16,960)	1,834,421	1,764,336	63,289	(8,173)	1,819,452

Equity securities	80,983	63,822	(3,316)	141,489	60,694	53,016	(1,513)	112,197

Held-to-maturity Securities:
Japanese national government bonds	2,902,342	22,420	(48,149)	2,876,613	3,404,069	157,740	(4,499)	3,557,310
Japanese local government bonds	18,912	218	(2)	19,128	12,592	277	—	12,869
Japanese corporate bonds	32,349	158	(67)	32,440	31,379	1,501	—	32,880
Foreign corporate bonds	47,330	13	(3)	47,340	46,441	10	—	46,451

	3,000,933	22,809	(48,221)	2,975,521	3,494,481	159,528	(4,499)	3,649,510

Total	4,902,589	117,339	(68,497)	4,951,431	5,319,511	275,833	(14,185)	5,581,159

The following table presents the cost and fair value of debt securities classified as available-for-sale securities and held-to-maturity securities by contractual maturity:

	Yen in millions
	March 31, 2012
	Available-for-sale securities		Held-to-maturity securities
	Cost	Fair Value	Cost	Fair Value
Due in one year or less	230,037	223,870	23,552	23,625
Due after one year through five years	505,497	510,183	18,280	18,559
Due after five year through ten years	210,411	215,180	27,225	28,219
Due after ten years	818,391	870,219	3,425,424	3,579,107

Total	1,764,336	1,819,452	3,494,481	3,649,510

Proceeds from sales of available-for-sale securities were 785,698 million yen, 532,619 million yen and 177,850 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. On these sales, gross realized gains were 39,622 million yen, 38,654 million yen and 9,593 million yen and gross realized losses were 37,537 million yen, 2,014 million yen and 1,834 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Marketable securities classified as trading securities at March 31, 2011 and 2012 were 375,802 million yen and 433,491 million yen, respectively, which consist of debt and equity securities.

In the ordinary course of business, Sony maintains long-term investment securities, included in securities investments and other, issued by a number of non-public companies. The aggregate carrying amounts of the investments in non-public companies at March 31, 2011 and 2012, totaled 75,930 million yen and 93,050 million yen, respectively. Non-public equity investments are primarily valued at cost as fair value is not readily determinable.

With respect to trading securities, primarily in the Financial Services segment, Sony recorded net unrealized gains of 50,992 million yen for the fiscal year ended March 31, 2010, net unrealized losses of 10,768 million yen for the fiscal year ended March 31, 2011 and net unrealized gains of 21,216 million yen for the fiscal year ended March 31, 2012. Changes in the fair value of trading securities are primarily recognized in financial services revenue in the consolidated statements of income.

The following tables present the gross unrealized losses on, and fair value of, Sony’s investment securities with unrealized losses, aggregated by investment category and the length of time that individual investment securities have been in a continuous unrealized loss position, at March 31, 2011 and 2012.

	Yen in millions
	March 31, 2011
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	223,686	(3,230)	54,477	(1,741)	278,163	(4,971)
Japanese local government bonds	12,434	(64)	—	—	12,434	(64)
Japanese corporate bonds	130,318	(440)	—	—	130,318	(440)
Foreign corporate bonds	126,184	(7,183)	30,277	(4,184)	156,461	(11,367)
Other	3,182	(118)	—	—	3,182	(118)

	495,804	(11,035)	84,754	(5,925)	580,558	(16,960)

Equity securities	36,391	(3,223)	386	(93)	36,777	(3,316)

Held-to-maturity Securities:
Japanese national government bonds	1,812,196	(48,149)	—	—	1,812,196	(48,149)
Japanese local government bonds	531	(2)	—	—	531	(2)
Japanese corporate bonds	20,788	(67)	—	—	20,788	(67)
Foreign corporate bonds	194	(3)	—	—	194	(3)

	1,833,709	(48,221)	—	—	1,833,709	(48,221)

Total	2,365,904	(62,479)	85,140	(6,018)	2,451,044	(68,497)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2012
	Less than 12 months		12 months or More		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available-for-sale:
Debt securities:
Japanese national government bonds	55,450	(877)	3,048	(2)	58,498	(879)
Japanese local government bonds	2,364	(1)	—	—	2,364	(1)
Japanese corporate bonds	1,034	(196)	25,243	(28)	26,277	(224)
Foreign corporate bonds	68,277	(6,065)	83,650	(998)	151,927	(7,063)
Other	335	(6)	—	—	335	(6)

	127,460	(7,145)	111,941	(1,028)	239,401	(8,173)

Equity securities	4,337	(318)	280	(1,195)	4,617	(1,513)

Held-to-maturity Securities:
Japanese national government bonds	—	—	333,702	(4,499)	333,702	(4,499)
Japanese local government bonds	70	(0)	—	—	70	(0)
Japanese corporate bonds	—	—	—	—	—	—
Foreign corporate bonds	—	—	—	—	—	—

	70	(0)	333,702	(4,499)	333,772	(4,499)

Total	131,867	(7,463)	445,923	(6,722)	577,790	(14,185)

For the fiscal years ended March 31, 2010, 2011 and 2012, total realized impairment losses were 5,508 million yen, 9,763 million yen and 5,530 million yen, respectively.

At March 31, 2012, Sony determined that the decline in value for securities with unrealized losses shown in the above table is not other-than-temporary in nature.

8.	Leased assets

Sony leases certain communication and commercial equipment, plant, office space, warehouses, employees’ residential facilities and other assets. Certain of these leases have renewal and purchase options. In addition, during the fiscal year ended March 31, 2012, Sony entered into a three year sale and leaseback transaction, accounted for as a capital lease, for certain machinery and equipment. Sony received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition described in Note 24, and as such there was no gain in the sale and leaseback transaction. Sony has also entered into capital lease arrangements with third parties to finance certain of its motion picture productions.

Leased assets under capital leases are comprised of the following:

	Yen in millions
	March 31
Class of property	2011	2012
Machinery, equipment and others	9,288	58,751
Film costs	19,208	9,465
Accumulated amortization	(4,634)	(20,514)

	23,862	47,702

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following is a schedule by year of the future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of March 31, 2012:

Fiscal year ending March 31	Yen in millions
2013	20,652
2014	20,098
2015	2,035
2016	1,469
2017	1,346
Later years	5,647

Total minimum lease payments	51,247
Less — Amount representing interest	1,493

Present value of net minimum lease payments	49,754
Less — Current obligations	20,494

Long-term capital lease obligations	29,260

Rental expenses under operating leases for the fiscal years ended March 31, 2010, 2011 and 2012 were 87,077 million yen, 78,538 million yen and 76,188 million yen, respectively. Sublease rentals received under operating leases for the fiscal years ended March 31, 2010, 2011 and 2012 were 1,675 million yen, 1,974 million yen and 1,423 million yen, respectively. The total minimum rentals to be received in the future under noncancelable subleases for operating leases as of March 31, 2012 were 4,527 million yen.

The minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2012 are as follows:

Fiscal year ending March 31	Yen in millions
2013	42,789
2014	33,110
2015	24,087
2016	17,368
2017	13,653
Later years	49,174

Total minimum future rentals	180,181

9.	Goodwill and intangible assets

Intangible assets acquired during the fiscal year ended March 31, 2012 totaled 174,430 million yen, of which 174,275 million yen is subject to amortization and are comprised of the following:

	Intangible assets acquired during the year	Weighted-average amortization period
	Yen in millions	Years
Patent rights, know-how and license agreements*[1]	103,036	7
Customer relationships	19,793	14
Trademarks	14,177	7
Software to be sold, leased or otherwise marketed	23,621	3
Other	13,648	4

*1	Includes intellectual property cross-licensing and developed technology relating to the Sony Ericsson acquisition. Refer to Note 24.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Intangible assets subject to amortization are comprised of the following:

	Yen in millions
	March 31, 2011		March 31, 2012
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Patent rights, know-how and license agreements	122,444	(69,224)	226,142	(80,334)
Customer relationships	3,051	(1,105)	23,758	(1,409)
Trademarks	4,938	(1,401)	20,214	(2,154)
Software to be sold, leased or otherwise marketed	76,112	(40,447)	98,852	(58,865)
Music catalogs	160,325	(40,455)	157,699	(45,570)
Artist contracts	27,727	(17,903)	27,401	(19,419)
Television carriage agreements (broadcasting agreements)	35,874	(228)	36,216	(2,370)
Other	82,519	(40,136)	87,843	(54,338)

Total	512,990	(210,899)	678,125	(264,459)

The aggregate amortization expense for intangible assets for the fiscal years ended March 31, 2010, 2011 and 2012 was 57,069 million yen, 52,763 million yen and 57,023 million yen, respectively. The estimated aggregate amortization expense for intangible assets for the next five years is as follows:

Fiscal year ending March 31	Yen in millions
2013	68,735
2014	58,885
2015	48,971
2016	41,218
2017	36,509

Total carrying amount of intangible assets having an indefinite life are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Trademarks	66,967	66,729
Distribution agreements	18,834	18,807
Other	3,230	4,497

Total	89,031	90,033

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the carrying amount of goodwill by segment for the fiscal years ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	Imaging Products & Solutions	Game	Mobile Products & Communications*[1]	Home Entertainment & Sound	Devices	Pictures	Music	Financial Services	All Other	Total
Balance, March 31, 2010:
Goodwill — gross	4,883	123,881	—	5,320	62,441	102,481	110,192	3,020	40,938	453,156
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(7,655)	(14,287)

Goodwill	4,583	123,881	—	0	62,441	102,481	109,886	2,314	33,283	438,869

Increase (decrease) due to:
Acquisitions*[2]	1,085	—	—	—	—	46,504	203	—	55	47,847
Sales and dispositions	—	(257)	—	—	—	—	—	—	—	(257)
Impairments	—	—	—	—	—	—	—	—	—	—
Translation adjustments	76	(510)	—	—	(45)	(8,401)	(6,956)	—	(1,499)	(17,335)
Other*[3]	—	171	—	—	232	—	(445)	—	(77)	(119)

Balance, March 31, 2011:
Goodwill — gross	6,044	123,285	—	5,320	62,628	140,584	102,994	3,020	39,417	483,292
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(7,655)	(14,287)

Goodwill	5,744	123,285	—	0	62,628	140,584	102,688	2,314	31,762	469,005

Increase (decrease) due to:
Acquisitions	—	166	128,522	—	—	1,330	—	—	4,358	134,376
Sales and dispositions	—	—	—	—	(589)	—	—	—	—	(589)
Impairments*[4]	—	—	—	—	—	—	—	—	(932)	(932)
Translation adjustments	124	(240)	9,733	—	(107)	(3,073)	(1,891)	—	(585)	3,961
Other*[3]*[5]	(201)	—	—	—	(28,773)	(521)	(147)	—	579	(29,063)

Balance, March 31, 2012:
Goodwill — gross	5,967	123,211	138,255	5,320	33,159	138,320	100,956	3,020	43,769	591,977
Accumulated impairments	(300)	—	—	(5,320)	—	—	(306)	(706)	(8,587)	(15,219)

Goodwill	5,667	123,211	138,255	0	33,159	138,320	100,650	2,314	35,182	576,758

*1	The 128,522 million yen in the fiscal year ended March 31, 2012 relates to the Sony Ericsson acquisition. Refer to Note 24.

*2	Substantially all of the acquisition amounts in the Pictures segment relate to the Game Show Network, LLC (“GSN”) acquisition. Refer to Note 24.

*3	Other primarily consists of purchase price adjustments for prior years and amounts reclassified as held for sale.

*4	During the fiscal year ended March 31, 2012, Sony recorded impairment losses of 932 million yen in a reporting unit included in All Other. The impairment charge reflected the overall decline in the fair value of the reporting unit. The fair value of the reporting unit was estimated using the expected present value of future cash flows.

*5	During the fiscal year ended March 31, 2012, Sony entered into a memorandum of understanding with a third-party to sell the chemical products business, which is included in the Devices segment. Sony classified certain assets and liabilities related to the business as held for sale as of March 31, 2012, and anticipates completing the divestiture during the fiscal year ending March 31, 2013. No impairment loss was recognized as a result of the held for sale classification. The assets held for sale include 29,182 million yen of goodwill and it was reclassified to other assets in the consolidated balance sheets. Refer to Note 25.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As described in Note 2, Sony performs an annual impairment test for goodwill. As a result of the impairment test, there were no impairments other than the one noted above for the fiscal year ended March 31, 2012.

10.	Insurance-related accounts

Sony’s Financial Services segment subsidiaries in Japan maintain their accounting records as described in Note 2 in accordance with the accounting principles and practices generally accepted in Japan, which vary in some respects from U.S. GAAP.

Those differences are mainly that insurance acquisition costs for life and non-life insurance are charged to income when incurred in Japan whereas in the U.S. those costs are deferred and amortized generally over the premium-paying period of the related insurance policies, and that future policy benefits for life insurance calculated locally under the authorization of the supervisory administrative agencies are comprehensively adjusted to a net level premium method with certain adjustments of actuarial assumptions for U.S. GAAP purposes. For purposes of preparing the consolidated financial statements, appropriate adjustments have been made to reflect the accounting for these items in accordance with U.S. GAAP.

The combined amounts of statutory net equity of the insurance subsidiaries, which is not measured in accordance with U.S. GAAP, as of March 31, 2011 and 2012 were 232,160 million yen and 282,846 million yen, respectively.

(1)	Insurance policies:

Life insurance policies that a subsidiary in the Financial Services segment underwrites, most of which are categorized as long-duration contracts, mainly consist of whole life, term life and accident and health insurance contracts. The life insurance revenues for the fiscal years ended March 31, 2010, 2011 and 2012 were 554,650 million yen, 600,291 million yen and 654,986 million yen, respectively. Property and casualty insurance policies that a subsidiary in the Financial Services segment underwrites are primarily automotive insurance contracts, which are categorized as short-duration contracts. The non-life insurance revenues for the fiscal years ended March 31, 2010, 2011 and 2012 were 64,987 million yen, 71,037 million yen and 76,958 million yen, respectively.

(2)	Deferred insurance acquisition costs:

Costs that vary with and are primarily related to acquiring new insurance policies are deferred as long as they are recoverable. The deferred insurance acquisition costs include such items as commissions, medical examination costs and inspection report fees, and are subject to recoverability testing at least annually to ensure that the capitalized amounts do not exceed the present value of anticipated gross profits or premiums less benefits and maintenance expenses, as applicable. The deferred insurance acquisition costs for traditional life insurance contracts are amortized over the premium-paying period of the related insurance policies using assumptions consistent with those used in computing policy reserves. The deferred insurance acquisition costs for non-traditional life insurance contracts are amortized over the expected life in proportion to the estimated gross profits. Amortization charged to income for the fiscal years ended March 31, 2010, 2011 and 2012 amounted to 53,767 million yen, 59,249 million yen and 55,427 million yen, respectively.

(3)	Future insurance policy benefits:

Liabilities for future policy benefits, which mainly related to individual life insurance policies, are established in amounts adequate to meet the estimated future obligations of policies in force. These liabilities, which require significant management judgment and estimates, are computed by the net level premium method based upon the assumptions as to future investment yield, morbidity, mortality, withdrawals and other factors.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Future policy benefits are computed using interest rates ranging from 1.4% to 4.5% and are based on factors such as market conditions and expected investment returns. Morbidity, mortality and withdrawal assumptions for all policies are based on either the subsidiary’s own experience or various actuarial tables. Generally these assumptions are locked-in throughout the life of the contract upon the issuance of new insurance, although significant changes in experience or assumptions may require Sony to provide for expected future losses. At March 31, 2011 and 2012, future insurance policy benefits amounted to 2,918,960 million yen and 3,202,066 million yen, respectively.

(4)	Policyholders’ account in the life insurance business:

Policyholders’ account in the life insurance business represents an accumulation of account deposits plus credited interest less withdrawals, expenses and mortality charges. Policyholders’ account includes universal life insurance and investment contracts. Universal life insurance includes interest sensitive whole life contracts and variable contracts. The credited rate associated with interest sensitive whole life contracts is 2.0%. For variable contracts, policy values are expressed in terms of investment units. Each unit is linked to an asset portfolio. The value of a unit increases or decreases based on the value of the linked assets portfolio. Investment contracts mainly include single payment juvenile contracts and policies after the start of annuity payments. The credited rates associated with investment contracts ranges from 0.1% to 6.3%.

Policyholders’ account in the life insurance business is comprised of the following:

	Yen in millions
	March 31
	2011	2012
Universal life insurance	896,539	1,010,277
Investment contracts	322,580	340,600
Other	82,133	98,767

Total	1,301,252	1,449,644

11.	Short-term borrowings and long-term debt

Short-term borrowings are comprised of the following:

	Yen in millions
	March 31
	2011	2012
Unsecured loans:
with a weighted-average interest rate of 4.40%	43,737
with a weighted-average interest rate of 3.98%		89,878
Secured call money:
with a weighted-average interest rate of 0.11%	10,000
with a weighted-average interest rate of 0.11%		10,000

	53,737	99,878

At March 31, 2012, securities investments with a book value of 10,845 million yen were pledged as collateral for 10,000 million yen of call money, by subsidiaries in the Financial Services segment. In addition, marketable securities with a book value of 129,472 million yen were pledged as collateral for cash settlements, variation margins of futures markets and certain other purposes at March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Long-term debt is comprised of the following:

	Yen in millions
	March 31
	2011	2012
Unsecured loans, representing obligations principally to banks:
Due 2011 to 2018, with interest rates ranging from 0.20% to 4.50% per annum	441,976
Due 2012 to 2024, with interest rates ranging from 0.23% to 4.50% per annum		564,275
Unsecured 1.52% bonds, due 2011, net of unamortized discount	50,000
Unsecured 1.16% bonds, due 2012, net of unamortized discount	39,996	39,999
Unsecured 1.52% bonds, due 2013, net of unamortized discount	34,999	35,000
Unsecured 1.57% bonds, due 2015, net of unamortized discount	29,991	29,993
Unsecured 1.75% bonds, due 2015, net of unamortized discount	24,996	24,997
Unsecured 1.17% bonds, due 2011	10,500
Unsecured 0.95% bonds, due 2012	60,000	60,000
Unsecured 1.40% bonds, due 2013	10,700	10,700
Unsecured 1.30% bonds, due 2014	110,000	110,000
Unsecured 0.55% bonds, due 2016		10,000
Unsecured 0.66% bonds, due 2017		45,000
Unsecured 2.00% bonds, due 2018	16,300	16,300
Unsecured 2.07% bonds, due 2019	50,000	50,000
Unsecured 1.41% bonds, due 2022		10,000
Capital lease obligations:
Due 2011 to 2021, with interest rates ranging from 0.03% to 9.09% per annum	24,673
Due 2012 to 2026, with interest rates ranging from 0.03% to 8.74% per annum		49,754
Guarantee deposits received	17,718	16,691

	921,849	1,072,709
Less — Portion due within one year	109,614	310,483

	812,235	762,226

In March 2012, Sony executed a 1,365 million U.S. dollar unsecured bank loan with a group of lenders having six to ten year maturity terms in connection with acquiring Ericsson’s 50% equity interest in Sony Ericsson. This bank loan utilizes the Japan Bank for International Cooperation (“JBIC”) Facility, which was established to facilitate overseas mergers and acquisitions by Japanese companies as one of countermeasures against yen appreciation. Of the 1,365 million U.S. dollar loan, 60% or 819 million U.S. dollars is from the JBIC Facility and 40% or 546 million U.S. dollars is from private banks. The terms of this U.S. dollar loan agreement require accelerated repayment of the loan if Sony Corporation or its wholly-owned subsidiaries discontinue the business of mobile devices featuring telephone functionality.

There are no significant adverse debt covenants or cross-default provisions related to the above borrowings.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Aggregate amounts of annual maturities of long-term debt are as follows:

Fiscal year ending March 31	Yen in millions
2013	310,483
2014	135,487
2015	209,814
2016	77,391
2017	97,419
Later years	242,115

Total	1,072,709

At March 31, 2012, Sony had unused committed lines of credit amounting to 800,306 million yen and can generally borrow up to 180 days from the banks with whom Sony has committed line contracts. Furthermore, at March 31, 2012, Sony has commercial paper programs, the size of which was 746,570 million yen. Sony can issue commercial paper for a period generally not in excess of 270 days up to the size of the programs.

12.	Housing loans and deposits from customers in the banking business

(1)	Housing loans in the banking business:

Sony acquires and holds certain financial receivables in the normal course of business. A majority of financing receivables held by Sony consist of housing loans in the banking business and no other significant financial receivables exist.

A subsidiary in the banking business monitors the credit quality of housing loans based on the classification set by the financial conditions and the past due status of individual obligators. Past due status is monitored on a daily basis and the aforementioned classification is reviewed on a quarterly basis.

The allowance for the credit losses is established based on the aforementioned classifications and the evaluation of collateral. The amount of housing loans in the banking business and the corresponding allowance for credit losses at March 31, 2011 were 656,047 million yen and 925 million yen, and at March 31, 2012 were 749,636 million yen and 1,066 million yen, respectively. During the fiscal year ended March 31, 2011 and 2012, charge-offs on housing loans in the banking business and changes in the allowance for credit losses, which took into consideration the impact of the Great East Japan Earthquake discussed in Note 18, were not significant.

In addition, the balance of housing loans placed on nonaccrual status or past due status were not significant at March 31, 2011 and 2012. A subsidiary in the banking business assesses the nonaccrual status based on the aforementioned classification, and may resume the accrual of the interest on the housing loan if the classification of the housing loan is changed.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Deposits from customers in the banking business:

All deposits from customers in the banking business within the Financial Services segment are interest bearing deposits. At March 31, 2011 and 2012, the balances of time deposits issued in amounts of 10 million yen or more were 247,799 million yen and 374,665 million yen, respectively. These amounts have been classified as current liabilities due to the ability of the customers to make withdrawals prior to maturity.

At March 31, 2012, aggregate amounts of annual maturities of time deposits with a remaining term of more than one year are as follows:

Fiscal year ending March 31	Yen in millions
2014	32,531
2015	11,421
2016	9,064
2017	3,946
2018	2,104
Later years	33,721

Total	92,787

13.	Fair value measurements

As discussed in Note 2, assets and liabilities subject to the accounting guidance for fair value measurements held by Sony are classified and accounted for as described below.

(1)	Assets and liabilities that are measured at fair value on a recurring basis:

The following section describes the valuation techniques used by Sony to measure different financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified.

Trading securities, available-for-sale securities and other investments

Where quoted prices are available in an active market, securities are classified in level 1 of the fair value hierarchy. Level 1 securities include exchange-traded equities. If quoted market prices are not available for the specific security or the market is inactive, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and mainly classified in level 2 of the hierarchy. Level 2 securities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, such as the majority of government bonds and corporate bonds. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within level 3 of the fair value hierarchy. Level 3 securities do not have actively traded quotes at the balance sheet date and require the use of unobservable inputs, such as indicative quotes from dealers and qualitative input from investment advisors, to value these securities. Level 3 assets include financial instruments whose value is determined using pricing models, discounted cash flow techniques, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation of assumptions that market participants would use in pricing the asset. Level 3 securities primarily include certain hybrid financial instruments and certain private equity investments not classified within levels 1 or 2.

Derivatives

Exchange-traded derivatives valued using quoted prices are classified within level 1 of the fair value hierarchy. However, few classes of derivative contracts are listed on an exchange; thus, the majority of Sony’s

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

derivative positions are valued using internally developed models that use as their basis readily observable market parameters — i.e., parameters that are actively quoted and can be validated to external sources, including industry pricing services. Depending on the types and contractual terms of derivatives, fair value can be modeled using a series of techniques, such as the Black-Scholes option pricing model, which are consistently applied. Where derivative products have been established for some time, Sony uses models that are widely accepted in the financial services industry. These models reflect the contractual terms of the derivatives, including the period to maturity, and market-based parameters such as interest rates, volatility, and the credit rating of the counterparty. Further, many of these models do not contain a high level of subjectivity as the techniques used in the models do not require significant judgment, and inputs to the model are readily observable from actively quoted markets. Such instruments are generally classified within level 2 of the fair value hierarchy.

In determining the fair value of Sony’s interest rate swap derivatives, Sony uses the present value of expected cash flows based on market observable interest rate yield curves commensurate with the term of each instrument. For foreign currency derivatives, Sony’s approach is to use forward contract and option valuation models employing market observable inputs, such as spot currency rates, time value and option volatilities. These derivatives are classified within level 2 since Sony primarily uses observable inputs in its valuation of its derivative assets and liabilities.

The fair value of Sony’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2011 and 2012 are as follows:

	Yen in millions
	March 31, 2011
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	189,320	186,482	—	375,802	375,802	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,143,765	—	1,143,765	71,472	1,072,293	—	—
Japanese local government bonds	—	22,965	—	22,965	3,415	19,550	—	—
Japanese corporate bonds	—	329,057	4,581	333,638	96,745	236,893	—	—
Foreign corporate bonds	—	306,070	19,751	325,821	81,486	244,335	—	—
Other	—	7,933	299	8,232	—	8,232	—	—
Equity securities	141,408	81	—	141,489	—	141,489	—	—
Other investments*[1]	5,459	4,637	74,026	84,122	—	84,122	—	—
Derivative assets*[2]	—	15,110	—	15,110	—	—	15,101	9

Total assets	336,187	2,016,100	98,657	2,450,944	628,920	1,806,914	15,101	9

Liabilities:
Derivative liabilities*[2]	—	33,759	—	33,759	—	—	32,096	1,663

Total liabilities	—	33,759	—	33,759	—	—	32,096	1,663

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	March 31, 2012
					Presentation in the consolidated balance sheets
	Level 1	Level 2	Level 3	Total	Marketable securities	Securities investments and other	Other current assets/ liabilities	Other noncurrent assets/ liabilities
Assets:
Trading securities	214,036	219,455	—	433,491	433,491	—	—	—
Available-for-sale securities
Debt securities
Japanese national government bonds	—	1,091,451	—	1,091,451	23,267	1,068,184	—	—
Japanese local government bonds	—	33,675	—	33,675	1,405	32,270	—	—
Japanese corporate bonds	—	293,637	1,513	295,150	123,434	171,716	—	—
Foreign corporate bonds	—	359,960	15,291	375,251	75,764	299,487	—	—
Other	—	23,616	309	23,925	—	23,925	—	—
Equity securities	111,517	680	—	112,197	—	112,197	—	—
Other investments*[1]	5,475	4,592	73,451	83,518	—	83,518	—	—
Derivative assets*[2]	—	18,518	—	18,518	—	—	18,513	5

Total assets	331,028	2,045,584	90,564	2,467,176	657,361	1,791,297	18,513	5

Liabilities:
Derivative liabilities*[2]	—	41,218	—	41,218	—	—	40,034	1,184

Total liabilities	—	41,218	—	41,218	—	—	40,034	1,184

*1	Other investments include certain hybrid financial instruments and certain private equity investments.

*2	Derivative assets and liabilities are recognized and disclosed on a gross basis.

There were no significant transfers between levels 1 and 2 for the fiscal year ended March 31, 2011. Transfers into level 1 were 2,169 million yen for the fiscal year ended March 31, 2012 as quoted prices for certain trading securities became available in an active market. Transfers out of level 1 were 7,221 million yen for the fiscal year ended March 31, 2012 as quoted prices for certain trading securities were not available in an active market.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in fair value of level 3 assets and liabilities for the fiscal years ended March 31, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31, 2011
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other investments
Beginning balance	1,097	17,433	—	73,608
Total realized and unrealized gains (losses):
Included in earnings*[1]	(13)	(224)	—	(3,332)
Included in other comprehensive income (loss)*[2]	(18)	(841)	(1)	2,638
Purchases, issuances, sales and settlements	3,515	7,951	300	1,112
Transfers in and/or out of level 3	—	(4,568)	—	—

Ending balance	4,581	19,751	299	74,026

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	(2)	10	—	(3,779)

	Yen in millions
	Fiscal year ended March 31, 2012
	Assets
	Available-for-sale securities
	Debt securities
	Japanese corporate bonds	Foreign corporate bonds	Other	Other investments
Beginning balance	4,581	19,751	299	74,026
Total realized and unrealized gains (losses):
Included in earnings*[1]	—	27	—	(1,214)
Included in other comprehensive income (loss)*[2]	(2)	271	10	505
Purchases	—	6,994	—	3,144
Settlements	(500)	(5,961)	—	(2,784)
Transfers into level 3*[3]	2,116	956	—	—
Transfers out of level 3*[4]	(4,682)	(6,747)	—	—
Other	—	—	—	(226)

Ending balance	1,513	15,291	309	73,451

Changes in unrealized gains (losses) relating to instruments still held at reporting date:
Included in earnings*[1]	—	(2)	—	(1,215)

*1	Earning effects are included in financial services revenue in the consolidated statements of income.

*2	Unrealized gains (losses) are included in unrealized gains (losses) on securities in the consolidated statements of changes in stockholders’ equity.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

*3	Certain corporate bonds were transferred into level 3 because differences between fair value determined by indicative quotes from dealers and internally developed prices became significant and the observability of inputs decreased.

*4	Certain corporate bonds were transferred out of level 3 because quoted prices became available.

Level 3 assets include certain hybrid financial instruments for which the price fluctuates primarily based on the main stock index in Japan (Nikkei index), certain private equity investments, and certain domestic and foreign corporate bonds for which quoted prices are not available in a market and where there is less transparency around inputs. In determining the fair value of such assets, Sony uses third-party information such as indicative quotes from dealers without adjustment. For validating the fair values, Sony primarily uses internal models which include management judgment or estimation of assumptions that market participants would use in pricing the asset.

(2)	Assets and liabilities that are measured at fair value on a nonrecurring basis:

Sony also has assets and liabilities that are required to be recorded at fair value on a nonrecurring basis when certain circumstances occur. During the fiscal years ended March 31, 2011 and 2012, such measurements of fair value related primarily to the impairments of long-lived assets, the remeasurement of the previously owned equity interests as part of the Game Show Network and Sony Ericsson acquisitions, and the S-LCD impairment.

Long-lived assets impairments

Long-lived assets are measured at the lesser of carrying value or fair value if such assets are held for sale or when there is a determination that the asset is impaired. During the fiscal years ended March 31, 2011 and 2012, Sony recorded impairment losses of 23,735 million yen and 59,583 million yen related to long-lived assets with carrying values prior to impairment of 27,513 million yen and 67,875 million yen; the fair value of the long-lived assets after impairments was 3,778 million yen and 8,292 million yen, respectively. Sony’s determination of fair value was based on the comparable market values or estimated net cash flows which considered prices and other relevant information generated by market transactions involving comparable assets or cash flow projections based upon the most recent business plan. These measurements are classified as level 3 because significant unobservable inputs, such as the conditions of the assets or projections of future cash flows, were considered in the fair value measurements.

Remeasurement of previously owned equity interests

During the fiscal years ended March 31, 2011 and 2012, Sony remeasured to fair value the previously owned equity interests as part of the Game Show Network and Sony Ericsson acquisitions. These measurements are classified as level 3 because significant unobservable inputs, such as projections of future cash flows and market comparables of similar transactions and companies were considered in the fair value measurements. Refer to Note 24.

S-LCD impairment

During the fiscal year ended March 31, 2012, Sony recorded a 60,019 million yen other-than-temporary impairment loss on its share of S-LCD, including the reclassification to net income of foreign currency translation adjustments and the impact of the exchange rate fluctuations between the initial impairment loss and closing of the sale to Samsung. The fair value of the shares of S-LCD after impairment was 71,662 million yen which approximated the cash consideration of 1.07 trillion Korean won subsequently received from Samsung upon its acquisition of Sony’s share of S-LCD. This measurement is classified as level 3 because significant unobservable inputs, primarily the estimate of the cash that would be received upon the sale to Samsung were considered in the fair value measurement. Refer to Note 5.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Financial instruments:

The estimated fair values by fair value hierarchy level of certain financial instruments that are not reported at fair value are summarized as follows:

	Yen in millions
	March 31, 2011
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	714,985	—	714,985	656,047

Total assets	—	714,985	—	714,985	656,047

Liabilities:
Long-term debt including the current portion	—	928,820	—	928,820	921,849
Investment contracts included in policyholders’ account in the life insurance business	—	320,036	—	320,036	322,649

Total liabilities	—	1,248,856	—	1,248,856	1,244,498

	Yen in millions
	March 31, 2012
	Estimated fair value				Carrying amount
	Level 1	Level 2	Level 3	Total	Total
Assets:
Housing loans in the banking business	—	823,668	—	823,668	749,636

Total assets	—	823,668	—	823,668	749,636

Liabilities:
Long-term debt including the current portion	—	1,069,914	—	1,069,914	1,072,709
Investment contracts included in policyholders’ account in the life insurance business	—	338,589	—	338,589	340,600

Total liabilities	—	1,408,503	—	1,408,503	1,413,309

The summary excludes cash and cash equivalents, call loans, time deposits, notes and accounts receivable, trade, call money, short-term borrowings, notes and accounts payable, trade and deposits from customers in the banking business because the carrying values of these financial instruments approximated their fair values due to their short-term nature. The summary also excludes held-to-maturity securities disclosed in Note 7.

Cash and cash equivalents, call loans and call money are classified in level 1. Time deposits, short-term borrowings, deposits from customers in the banking business are classified in level 2. Held-to-maturity securities, included in marketable securities and securities investments and other in the consolidated balance sheets, primarily include debt securities with quoted prices that are traded less frequently than exchange-traded

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

instruments, such as the majority of government bonds and corporate bonds and are substantially all classified in level 2. The fair values of housing loans in the banking business, included in securities investments and other in the consolidated balance sheets, were estimated based on the discounted future cash flows using interest rates reflecting London InterBank Offered Rate base yield curve with a certain risk premium. The fair values of long-term debt including the current portion and investment contracts included in policyholders’ account in the life insurance business were estimated based on either the market value or the discounted future cash flows using Sony’s current incremental borrowing rates for similar liabilities.

14.	Derivative instruments and hedging activities

Sony has certain financial instruments including financial assets and liabilities acquired in the normal course of business. Such financial instruments are exposed to market risk arising from the changes of foreign currency exchange rates and interest rates. In applying a consistent risk management strategy for the purpose of reducing such risk, Sony uses derivative financial instruments, which include foreign exchange forward contracts, foreign currency option contracts, and interest rate swap agreements (including interest rate and currency swap agreements). Certain other derivative financial instruments are entered into in the Financial Services segment for asset-liability management (ALM) purposes. These instruments are executed with creditworthy financial institutions, and virtually all foreign currency contracts are denominated in U.S. dollars, euros and other currencies of major countries. These derivatives generally mature or expire within six months after the balance sheet date. Other than derivatives utilized in the Financial Services segment for ALM, Sony does not use derivative financial instruments for trading or speculative purposes. These derivative transactions utilized for ALM in the Financial Services segment are executed within a certain limit in accordance with an internal risk management policy.

Derivative financial instruments held by Sony are classified and accounted for as described below.

Fair value hedges

Both the derivatives designated as fair value hedges and the hedged items are reflected at fair value in the consolidated balance sheets. Changes in the fair value of the derivatives designated as fair value hedges as well as offsetting changes in the carrying value of the underlying hedged items are recognized in income. For the fiscal years ended March 31, 2010, 2011 and 2012, these fair value hedges were fully effective. In addition, there were no amounts excluded from the assessment of hedge effectiveness of fair value hedges.

Cash flow hedges

Changes in the fair value of derivatives designated as cash flow hedges are initially recorded in other comprehensive income (“OCI”) and reclassified into earnings when the hedged transaction affects earnings. For the fiscal years ended March 31, 2010, 2011 and 2012, the ineffective portion of the hedging relationship is not significant. In addition, there were no amounts excluded from the assessment of hedge effectiveness for cash flow hedges.

Derivatives not designated as hedges

Changes in the fair value of derivatives not designated as hedges are recognized in income.

A description of the purpose and classification of the derivative financial instruments held by Sony is as follows:

Foreign exchange forward contracts and foreign currency option contracts

Foreign exchange forward contracts and purchased and written foreign currency option contracts are utilized primarily to limit the exposure affected by changes in foreign currency exchange rates on cash flows generated

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

by anticipated intercompany transactions and intercompany accounts receivable and payable denominated in foreign currencies. The majority of written foreign currency option contracts are a part of range forward contract arrangements and expire in the same month with the corresponding purchased foreign currency option contracts.

Sony also enters into foreign exchange forward contracts, which effectively fix the cash flows from foreign currency denominated debt. Accordingly, these derivatives have been designated as cash flow hedges.

Foreign exchange forward contracts and foreign currency option contracts that do not qualify as hedges are marked-to-market with changes in value recognized in other income and expenses.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements held by certain subsidiaries in the Financial Services segment are marked-to-market with changes in value recognized in financial service revenue.

Interest rate swap agreements (including interest rate and currency swap agreements)

Interest rate swap agreements are utilized primarily to lower funding costs, to diversify sources of funding and to limit Sony’s exposure associated with underlying debt instruments and available-for-sale debt securities resulting from adverse fluctuations in interest rates, foreign currency exchange rates and changes in fair values. Interest rate swap agreements entered into in the Financial Services segment are used for reducing the risk arising from the changes in the fair value of fixed rate available-for-sale debt securities. These derivatives are considered to be a hedge against changes in the fair value of available-for-sale debt securities in the Financial Services segment. Accordingly, these derivatives have been designated as fair value hedges.

Sony also enters into certain interest rate swap agreements for the purpose of reducing the risk arising from the changes in anticipated cash flows of variable rate debt and foreign currency denominated debt. These interest rate swap agreements, which effectively swap foreign currency denominated variable rate debt for functional currency denominated fixed rate debt, are considered to be a hedge against changes in the anticipated cash flows of Sony’s foreign denominated variable rate obligations. Accordingly, these derivatives have been designated as cash flow hedges.

Certain subsidiaries in the Financial Services segment have interest rate swap agreements as part of their ALM, which are marked-to-market with changes in value recognized in financial service revenue.

Any other interest rate swap agreements that do not qualify as hedges, which are used for reducing the risk arising from changes of variable rate debt, are marked-to-market with changes in value recognized in other income and expenses.

Other agreements

Certain subsidiaries in the Financial Services segment have credit default swap agreements, equity future contracts, other currency contracts and hybrid financial instruments as part of their ALM, which are marked-to-market with changes in value recognized in financial services revenue. The hybrid financial instruments, disclosed in Note 7 as debt securities, contain embedded derivatives that are not required to be bifurcated because the entire instruments are carried at fair value.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The estimated fair values of Sony’s outstanding derivative instruments are summarized as follows:

Derivatives designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2011	2012	Liability derivatives	2011	2012
Interest rate contracts	Prepaid expenses and other current assets	416	151	Current liabilities other	9,026	14,017
Interest rate contracts		—	—	Liabilities other	1,663	1,184
Foreign exchange contracts	Prepaid expenses and other current assets	—	7,558	Current liabilities other	67	15

		416	7,709		10,756	15,216

Derivatives not designated as hedging instruments	Yen in millions
	Balance sheet location	Fair value		Balance sheet location	Fair value
		March 31			March 31
	Asset derivatives	2011	2012	Liability derivatives	2011	2012
Interest rate contracts	Prepaid expenses and other current assets	314	5	Current liabilities other	3,630	4,390
Interest rate contracts		—	—	Liabilities other	—	—
Foreign exchange contracts	Prepaid expenses and other current assets	14,353	10,798	Current liabilities other	19,361	21,612
Foreign exchange contracts	Assets other	9	5		—	—
Credit contracts	Prepaid expenses and other current assets	18	1	Current liabilities other	12	—

		14,694	10,809		23,003	26,002

Total derivatives		15,110	18,518		33,759	41,218

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Presented below are the effects of derivative instruments on the consolidated statements of income for the fiscal years ended March 31, 2010, 2011 and 2012 (yen in millions).

Derivatives under fair value hedging relationships	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative
		Fiscal year ended March 31
		2010	2011	2012
Interest rate contracts	Financial services revenue	(3,475)	588	(2,998)
Foreign exchange contracts	Foreign exchange gain or (loss), net	97	(18)	(49)

Total		(3,378)	570	(3,047)

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2011
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	(108)	Interest expense	329	Interest expense	—

Total	(108)	Total	329	Total	—

Derivatives under cash flow hedging relationships	Yen in millions
	Fiscal year ended March 31, 2012
	Amount of gain or (loss) recognized in OCI on derivative	Gain or (loss) reclassified from accumulated OCI into income (effective portion)		Gain or (loss) recognized in income on derivative (ineffective portion)
	Amount	Location	Amount	Location	Amount
Interest rate contracts	171	Interest expense	308	Interest expense	—

Total	171	Total	308	Total	—

At March 31, 2012, amounts related to derivatives qualifying as cash flow hedges amounted to a net reduction of equity of 1,050 million yen.

Derivatives not designated as hedging instruments	Location of gain or (loss) recognized in income on derivative	Amount of gain or (loss) recognized in income on derivative (Yen in millions)
		Fiscal year ended March 31
		2010	2011	2012
Interest rate contracts	Financial services revenue	(884)	(3,332)	(3,303)
Interest rate contracts	Financial services expenses	32	32	—
Foreign exchange contracts	Financial services revenue	1,468	(1,294)	(79)
Foreign exchange contracts	Foreign exchange gain or (loss), net	(8,779)	8,311	4,324
Equity contracts	Financial services revenue	83	—	—
Bond contracts	Financial services revenue	68	44	—
Credit contracts	Financial services revenue	(518)	(101)	(25)

Total		(8,530)	3,660	917

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes additional information, including notional amounts, for each type of derivative:

	Yen in millions
	March 31, 2011		March 31, 2012
	Notional amount	Fair value	Notional amount	Fair value
Foreign exchange contracts:
Foreign exchange forward contracts	1,364,147	(8,825)	1,227,889	(7,305)
Currency option contracts purchased	5,822	19	9,878	91
Currency option contracts written	423	(9)	152	(1)
Currency swap agreements	117,028	2,015	519,041	2,206
Other currency contracts	46,201	1,734	48,347	1,743
Interest rate contracts:
Interest rate swap agreements	448,353	(13,589)	451,416	(19,435)
Credit contracts:
Credit default swap agreements	4,841	6	1,367	1

15.	Pension and severance plans

Upon terminating employment, employees of Sony Corporation and its subsidiaries in Japan are entitled, under most circumstances, to lump-sum indemnities or pension payments as described below. In July 2004, Sony Corporation and certain of its subsidiaries amended their pension plans and introduced a point-based plan under which a point is added every year reflecting the individual employee’s performance over that year. Under the point-based plan, the amount of payment is determined based on the sum of cumulative points from past services and interest points earned on the cumulative points regardless of whether or not the employee is voluntarily retiring.

Under the plans, in general, the defined benefits cover 65% of the indemnities under existing regulations to employees. The remaining indemnities are covered by severance payments by the companies. The pension benefits are payable at the option of the retiring employee either in a lump-sum amount or monthly pension payments. Contributions to the plans are funded through several financial institutions in accordance with the applicable laws and regulations.

From April 1, 2012, Sony Corporation and substantially all of its subsidiaries in Japan have modified existing defined benefit pension plans such that life annuities will no longer accrue additional service benefits, with those participants instead accruing fixed-term annuities. The defined benefit pension plans were closed to new participants and a defined contribution plan was also introduced. The changes have no impact on Sony’s results of operations and financial position as of and for the fiscal year ended March 31, 2012.

In addition, several of Sony’s foreign subsidiaries have defined benefit pension plans or severance indemnity plans, which cover substantially all of their employees. Under such plans, the related cost of benefits is currently funded or accrued. Benefits awarded under these plans are based primarily on the current rate of pay and length of service.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The components of net periodic benefit costs for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

Japanese plans:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Service cost	30,980	29,589	29,774
Interest cost	15,402	16,067	15,196
Expected return on plan assets	(16,969)	(17,987)	(15,401)
Recognized actuarial loss	16,000	11,802	12,219
Amortization of prior service costs	(10,391)	(10,391)	(10,380)

Net periodic benefit costs	35,022	29,080	31,408

Foreign plans:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Service cost	3,645	4,160	3,348
Interest cost	12,083	11,165	10,082
Expected return on plan assets	(8,652)	(9,135)	(9,049)
Amortization of net transition asset	67	20	139
Recognized actuarial loss	857	2,911	2,771
Amortization of prior service costs	30	(32)	(448)
Losses (gains) on curtailments and settlements	1,766	(31)	1,111

Net periodic benefit costs	9,796	9,058	7,954

The estimated net actuarial loss, prior service cost and obligation (asset) existing at transition for the defined benefit pension plans that will be amortized from accumulated other comprehensive income into net periodic benefit costs over the next fiscal year are 11,262 million yen, 10,671 million yen and 59 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the benefit obligation and plan assets as well as the funded status and composition of amounts recognized in the consolidated balance sheets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Change in benefit obligation:
Benefit obligation at beginning of the fiscal year	709,554	735,853	231,341	206,497
Service cost	29,589	29,774	4,160	3,348
Interest cost	16,067	15,196	11,165	10,082
Plan participants’ contributions	—	—	764	684
Amendments	—	(1,119)	(6,677)	440
Actuarial (gain) loss	6,424	25,098	(6,869)	12,376
Foreign currency exchange rate changes	—	—	(16,994)	(3,273)
Curtailments and settlements	(404)	(301)	(166)	(577)
Effect of changes in consolidated subsidiaries	—	8,852	—	3,104
Benefits paid	(25,377)	(24,294)	(10,227)	(11,040)

Benefit obligation at end of the fiscal year	735,853	789,059	206,497	221,641

Change in plan assets:
Fair value of plan assets at beginning of the fiscal year	515,701	536,648	134,226	140,387
Actual return on plan assets	4,327	18,447	10,930	11,421
Foreign currency exchange rate changes	—	—	(9,121)	(1,872)
Employer contribution	34,892	15,745	13,029	9,033
Plan participants’ contributions	—	—	764	684
Curtailments and settlements	—	—	(217)	(1,386)
Effect of changes in consolidated subsidiaries	—	4,592	—	2,331
Benefits paid	(18,272)	(19,185)	(9,224)	(9,459)

Fair value of plan assets at end of the fiscal year	536,648	556,247	140,387	151,139

Funded status at end of the fiscal year	(199,205)	(232,812)	(66,110)	(70,502)

Amounts recognized in the consolidated balance sheets consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Noncurrent assets	1,454	1,769	3,894	4,399
Current liabilities	—	—	(2,716)	(2,943)
Noncurrent liabilities	(200,659)	(234,581)	(67,288)	(71,958)

Ending balance	(199,205)	(232,812)	(66,110)	(70,502)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Amounts recognized in accumulated other comprehensive income, excluding tax effects, consist of:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Prior service cost (credit)	(86,470)	(75,840)	(3,930)	(2,933)
Net actuarial loss	278,895	292,382	33,919	38,196
Obligation existing at transition	—	—	204	52

Ending balance	192,425	216,542	30,193	35,315

The accumulated benefit obligations for all defined benefit pension plans were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Accumulated benefit obligations	731,666	786,679	183,954	189,360

The projected benefit obligations, the accumulated benefit obligations and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	Japanese plans		Foreign plans
	Yen in millions		Yen in millions
	March 31		March 31
	2011	2012	2011	2012
Projected benefit obligations	729,691	781,983	176,755	170,314
Accumulated benefit obligations	725,504	779,604	167,609	163,002
Fair value of plan assets	530,300	549,017	121,338	111,667

Weighted-average assumptions used to determine benefit obligations as of March 31, 2011 and 2012 were as follows:

	Japanese plans		Foreign plans
	March 31		March 31
	2011	2012	2011	2012
Discount rate	2.1%	1.9%	5.2%	4.7%
Rate of compensation increase	*	*	3.5	3.5

*	Substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

Weighted-average assumptions used to determine the net periodic benefit costs for the fiscal years ended March 31, 2010, 2011 and 2012 were as follows:

	Japanese plans			Foreign plans
	Fiscal year ended March 31			Fiscal year ended March 31
	2010	2011	2012	2010	2011	2012
Discount rate	2.2%	2.3%	2.1%	6.5%	5.5%	5.2%
Expected return on plan assets	3.6	2.9	3.0	6.5	5.9	6.5
Rate of compensation increase	2.7	*	*	3.2	4.0	3.5

*	As of March 31, 2011 and 2012, substantially all of Sony’s Japanese pension plans were point-based. Point-based plans do not incorporate a measure of compensation rate increases.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony reviews these assumptions for changes in circumstances.

The weighted-average rate of compensation increase is calculated based only on the pay-related plans. The point-based plans discussed above are excluded from the calculation because payments made under the plan are not based on employee compensation.

To determine the expected long-term rate of return on pension plan assets, Sony considers the current and expected asset allocations, as well as the historical and expected long-term rates of returns on various categories of plan assets. Sony’s pension investment policy recognizes the expected growth and the variability risk associated with the long-term nature of pension liabilities, the returns and risks of diversification across asset classes, and the correlation among assets. The asset allocations are designed to maximize returns consistent with levels of liquidity and investment risk that are considered prudent and reasonable. While the pension investment policy gives appropriate consideration to recent market performance and historical returns, the investment assumptions utilized by Sony are designed to achieve a long-term return consistent with the long-term nature of the corresponding pension liabilities.

The investment objectives of Sony’s plan assets are designed to generate returns that will enable the plans to meet their future obligations. The precise amount for which these obligations will be settled depends on future events, including the retirement dates and life expectancy of the plans’ participants. The obligations are estimated using actuarial assumptions, based on the current economic environment and other pertinent factors. Sony’s investment strategy balances the requirement to generate returns, using potentially higher yielding assets such as equity securities, with the need to control risk in the portfolio with less volatile assets, such as fixed-income securities. Risks include, among others, inflation, volatility in equity values and changes in interest rates that could negatively impact the funding level of the plans, thereby increasing its dependence on contributions from Sony. To mitigate any potential concentration risk, thorough consideration is given to balancing the portfolio among industry sectors and geographies, taking into account interest rate sensitivity, dependence on economic growth, currency and other factors that affect investment returns. The target allocations as of March 31, 2012, are, as a result of Sony’s asset liability management, 28% of equity securities, 58% of fixed income securities and 14% of other investments for the pension plans of Sony Corporation and most of its subsidiaries in Japan, and, on a weighted average basis, 46% of equity securities, 39% of fixed income securities and 15% of other investments for the pension plans of foreign subsidiaries.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The fair values of the assets held by Japanese and foreign plans, which are classified in accordance with the fair value hierarchy described in Note 2, are as follows:

	Japanese plans
	Yen in millions
	Fair value at March 31, 2011	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	25,151	25,151	—	—
Equity:
Equity securities(a)	127,695	125,692	2,003	—
Fixed income:
Government bonds(b)	226,183	—	226,183	—
Corporate bonds(c)	23,375	—	23,375	—
Asset-backed securities(d)	3,451	—	3,451	—
Commingled funds(e)	63,693	—	63,693	—
Commodity funds(f)	1,991	—	1,991	—
Private equity(g)	19,888	—	—	19,888
Hedge funds(h)	43,688	—	—	43,688
Real estate	1,533	—	—	1,533

Total	536,648	150,843	320,696	65,109

	Japanese plans
	Yen in millions
	Fair value at March 31, 2012	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	14,586	14,586	—	—
Equity:
Equity securities(a)	130,283	127,918	2,365	—
Fixed income:
Government bonds(b)	255,010	—	255,010	—
Corporate bonds(c)	23,853	—	23,853	—
Asset-backed securities(d)	4,722	—	4,722	—
Commingled funds(e)	58,862	—	58,862	—
Commodity funds(f)	1,850	—	1,850	—
Private equity(g)	23,388	—	—	23,388
Hedge funds(h)	42,258	—	—	42,258
Real estate	1,435	—	—	1,435

Total	556,247	142,504	346,662	67,081

(a)	Includes approximately 64 percent and 65 percent of Japanese equity securities, and 36 percent and 35 percent of foreign equity securities for the fiscal years ended March 31, 2011 and 2012, respectively.

(b)	Includes approximately 65 percent and 64 percent of debt securities issued by Japanese national and local governments, and 35 percent and 36 percent of debt securities issued by foreign national and local governments for the fiscal years ended March 31, 2011 and 2012, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(c)	Includes debt securities issued by Japanese and foreign corporation and government related agencies.

(d)	Includes primarily mortgage-backed securities.

(e)	Commingled funds represent pooled institutional investments, including primarily investment trusts. They include approximately 39 percent and 42 percent of investments in equity, 58 percent and 56 percent of investments in fixed income, and 3 percent and 2 percent of investments in other for the fiscal years ended March 31, 2011 and 2012, respectively.

(f)	Represents commodity futures funds.

(g)	Includes multiple private equity funds of funds that primarily invest in venture, buyout, and distressed markets in the U.S. and Europe.

(h)	Includes primarily funds that invest in a portfolio of a broad range of hedge funds to diversify the risks and reduce the volatilities associated with a single hedge fund.

	Foreign plans
	Yen in millions
	Fair value at March 31, 2011	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	860	860	—	—
Equity:
Equity securities(a)	38,512	33,273	5,239	—
Fixed income:
Government bonds(b)	21,405	—	21,405	—
Corporate bonds(c)	14,994	—	10,148	4,846
Asset-backed securities	2,053	—	2,053	—
Insurance contracts(d)	6,718	—	6,718	—
Commingled funds(e)	50,517	—	49,987	530
Real estate and other(f)	5,328	45	1,510	3,773

Total	140,387	34,178	97,060	9,149

	Foreign plans
	Yen in millions
	Fair value at March 31, 2012	Fair value measurements using inputs considered as
Asset class		Level 1	Level 2	Level 3
Cash and cash equivalents	859	859	—	—
Equity:
Equity securities(a)	36,497	30,514	5,983	—
Fixed income:
Government bonds(b)	43,504	—	43,504	—
Corporate bonds(c)	9,192	—	5,231	3,961
Asset-backed securities	648	—	648	—
Insurance contracts(d)	9,283	—	9,283	—
Commingled funds(e)	43,902	—	43,902	—
Real estate and other(f)	7,254	20	2,151	5,083

Total	151,139	31,393	110,702	9,044

(a)	Includes primarily foreign equity securities.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(b)	Includes primarily foreign government debt securities.

(c)	Includes primarily foreign corporate debt securities.

(d)	Represents annuity contracts with or without profit sharing.

(e)	Commingled funds represent pooled institutional investments including mutual funds, common trust funds, and collective investment funds. They are primarily comprised of foreign equities and fixed income investments.

(f)	Includes primarily private real estate investment trusts.

Each level in the fair value hierarchy in which each plan asset is classified is determined based on inputs used to measure the fair values of the asset, and does not necessarily indicate the risks or rating of the asset.

The following is a description of the valuation techniques used to measure Japanese and foreign plan assets at fair value. There were no changes in valuation techniques during the fiscal years ended March 31, 2011 and 2012.

Equity securities are valued at the closing price reported in the active market in which the individual securities are traded. These assets are generally classified as level 1.

The fair value of fixed income securities is typically estimated using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are generally classified as level 2.

Commingled funds are typically valued using the net asset value provided by the administrator of the fund and reviewed by Sony. The net asset value is based on the value of the underlying assets owned by the fund, minus liabilities and divided by the number of shares or units outstanding. These assets are classified as level 1, level 2 or level 3 depending on availability of quoted market prices.

Commodity funds are valued using inputs that are derived principally from or corroborated by observable market data. These assets are generally classified as level 2.

Private equity and private real estate investment trust valuations require significant judgment due to the absence of quoted market prices, the inherent lack of liquidity and the long-term nature of such assets. These assets are initially valued at cost and are reviewed periodically utilizing available and relevant market data to determine if the carrying value of these assets should be adjusted. These investments are classified as level 3. The valuation methodology is applied consistently from period to period.

Hedge funds are valued using the net asset value as determined by the administrator or custodian of the fund. These investments are classified as level 3.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table sets forth a summary of changes in the fair values of Japanese and foreign plans’ level 3 assets for the fiscal years ended March 31, 2011 and 2012:

	Japanese plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Private equity	Hedge funds	Real estate	Total
Beginning balance at April 1, 2010	21,337	51,498	1,655	74,490
Return on assets held at end of year	(1,449)	2,467	(122)	896
Return on assets sold during the year	—	(436)	—	(436)
Purchases, sales, and settlements, net	—	(9,841)	—	(9,841)
Transfers, net	—	—	—	—

Ending balance at March 31, 2011	19,888	43,688	1,533	65,109

Return on assets held at end of year	450	470	(98)	822
Return on assets sold during the year	—	—	—	—
Purchases, sales, and settlements, net	3,050	(1,900)	—	1,150
Transfers, net	—	—	—	—

Ending balance at March 31, 2012	23,388	42,258	1,435	67,081

	Foreign plans
	Yen in millions
	Fair value measurement using significant unobservable inputs (Level 3)
	Corporate bonds	Asset-backed securities	Commingled funds	Real estate and other	Total
Beginning balance at April 1, 2010	4,571	75	528	3,777	8,951
Return on assets held at end of year	503	—	9	490	1,002
Return on assets sold during the year	—	5	—	—	5
Purchases, sales, and settlements, net	260	(72)	—	(159)	29
Transfers, net	—	—	—	—	—
Other*	(488)	(8)	(7)	(335)	(838)

Ending balance at March 31, 2011	4,846	—	530	3,773	9,149

Return on assets held at end of year	447	—	—	558	1,005
Return on assets sold during the year	—	—	—	—	—
Purchases, sales, and settlements, net	(1,209)	—	(530)	156	(1,583)
Transfers, net	—	—	—	—	—
Other*	(123)	—	—	596	473

Ending balance at March 31, 2012	3,961	—	—	5,083	9,044

*	Primarily consists of translation adjustments.

Sony makes contributions to its defined benefit pension plans as deemed appropriate by management after considering the fair value of plan assets, expected return on plan assets and the present value of benefit obligations. Sony expects to contribute approximately 18 billion yen to the Japanese plans and approximately 9 billion yen to the foreign plans during the fiscal year ending March 31, 2013. At the end of

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

the fiscal year ended March 31, 2011, Sony had expected to contribute approximately 35 billion yen to the Japanese plans. However, Sony actually contributed 16 billion yen to the plans in the fiscal year ended March 31, 2012.

The expected future benefit payments are as follows:

	Japanese plans	Foreign plans
Fiscal year ending March 31	Yen in millions	Yen in millions
2013	26,197	9,418
2014	28,084	9,485
2015	30,972	10,461
2016	33,553	10,163
2017	34,518	10,827
2018 — 2022	209,895	58,880

16.	Stockholders’ equity

(1)	Common stock:

Changes in the number of shares of common stock issued and outstanding during the fiscal years ended March 31, 2010, 2011 and 2012 have resulted from the following:

Number of shares
Balance at March 31, 2009	1,004,535,364
Exercise of stock acquisition rights	36,100

Balance at March 31, 2010	1,004,571,464
Exercise of stock acquisition rights	65,200

Balance at March 31, 2011	1,004,636,664
Exercise of stock acquisition rights	1,500

Balance at March 31, 2012	1,004,638,164

At March 31, 2012, 22,417,400 shares of common stock would be issued upon the conversion or exercise of all convertible bonds and stock acquisition rights outstanding.

Conversions of convertible bonds into common stock are accounted for in accordance with the provisions of the Companies Act of Japan (Kaishaho) and related regulations (collectively the “Companies Act”) by crediting approximately one-half of the conversion proceeds to the common stock account and the remainder to the additional paid-in capital account.

Sony Corporation may purchase its own shares at any time by a resolution of the Board of Directors up to the retained earnings available for dividends to shareholders, in accordance with the Companies Act. No common stock had been acquired by the resolution of the Board of Directors during the fiscal years ended March 31, 2010, 2011 and 2012.

(2)	Retained earnings:

The amount of statutory retained earnings of Sony Corporation available for dividends to shareholders as of March 31, 2012 was 310,522 million yen. The appropriation of retained earnings for the fiscal year ended March 31, 2012, including cash dividends for the six-month period ended March 31, 2012, has been incorporated

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

in the accompanying consolidated financial statements. This appropriation of retained earnings was approved at the meeting of the Board of Directors of Sony Corporation held on May 9, 2012 and was then recorded in the statutory books of account, in accordance with the Companies Act.

Retained earnings include Sony’s equity in undistributed earnings of affiliated companies accounted for by the equity method in the amount of 30,809 million yen and 7,891 million yen at March 31, 2011 and 2012, respectively.

(3)	Other comprehensive income:

Other comprehensive income for the fiscal years ended March 31, 2010, 2011 and 2012 were comprised of the following:

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2010:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	74,501	(22,469)	33,502
Less : Reclassification adjustment included in net income	(1,896)	661	(1,235)
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding gains arising during the period	2,040	(415)	1,625
Less : Reclassification adjustment included in net income	(566)	489	(77)
Pension liability adjustment*	45,767	(22,074)	23,720
Foreign currency translation adjustments —
Translation adjustments arising during the period	4,583	(22)	4,561
Less : Reclassification adjustment included in net income	2,289	—	2,289

Other comprehensive income	126,718	(43,830)	64,385

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2011:
Unrealized gains (losses) on securities, net —
Unrealized holding losses arising during the period*	(42,311)	12,996	(25,445)
Less : Reclassification adjustment included in net income	21,548	(8,104)	13,444
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(662)	52	(610)
Less : Reclassification adjustment included in net income	(785)	(158)	(943)
Pension liability adjustment*	3,164	(6,463)	(3,176)
Foreign currency translation adjustments —
Translation adjustments arising during the period	(118,840)	1,256	(117,584)
Less : Reclassification adjustment included in net income	(832)	—	(832)

Other comprehensive income (loss)	(138,718)	(421)	(135,146)

	Yen in millions
	Pre-tax amount	Tax benefit/(expense)	Net-of-tax amount
For the fiscal year ended March 31, 2012:
Unrealized gains (losses) on securities, net —
Unrealized holding gains arising during the period*	28,712	(10,162)	12,369
Less : Reclassification adjustment included in net income	3,417	(1,240)	2,177
Unrealized gains (losses) on derivative instruments, net —
Unrealized holding losses arising during the period	(177)	(70)	(247)
Less : Reclassification adjustment included in net income	911	(125)	786
Pension liability adjustment*	(29,239)	(3,934)	(34,668)
Foreign currency translation adjustments —
Translation adjustments arising during the period*	(32,640)	74	(32,961)
Less : Reclassification adjustment included in net income	14,655	—	14,655

Other comprehensive income (loss)	(14,361)	(15,457)	(37,889)

*	Amounts allocable to the noncontrolling interests in the equity of a subsidiary and other are deducted from the net-of-tax amount for unrealized holding gains on securities, pension liability adjustment and foreign currency translation adjustments arising during the period.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal years ended March 31, 2010, 2011 and 2012, losses of 2,289 million yen, gains of 832 million yen and losses of 14,655 million yen, respectively, of foreign currency translation adjustments were transferred from accumulated other comprehensive income to net income as a result of the liquidation or sale of certain foreign subsidiaries and affiliates. The amount transferred during the fiscal year ended March 31, 2012 includes losses of 12,772 million yen as a result of the other-than-temporary impairment loss on the shares of S-LCD. Refer to Note 5.

17.	Stock-based compensation plans

The stock-based compensation expense for the fiscal years ended March 31, 2010, 2011 and 2012 was 2,202 million yen, 1,952 million yen and 1,952 million yen, respectively. The income tax benefit related to the stock-based compensation expense for the fiscal years ended March 31, 2010, 2011 and 2012 was 271 million yen, 322 million yen and 287 million yen, respectively. The total cash received from exercises under all of the stock-based compensation plans during the fiscal years ended March 31, 2010, 2011 and 2012 was 114 million yen, 198 million yen and 4 million yen, respectively. Sony issued new shares upon exercise of these rights. The actual income tax benefit realized for tax deductions from exercises under all the stock-based compensation plans for the fiscal years ended March 31, 2010, 2011 and 2012 was insignificant.

Sony has three types of stock-based compensation plans as incentive plans for selected directors, corporate executive officers and employees.

(1)	Stock Acquisition Rights plan:

Sony has an equity-based compensation plan that issues common stock acquisition rights for the purpose of granting stock options to selected directors, corporate executive officers and employees of Sony, pursuant to the Companies Act. The stock acquisition rights generally vest ratably over a period of three years and are exercisable up to ten years from the date of grant.

The weighted-average fair value per share at the date of grant of stock acquisition rights granted during the fiscal years ended March 31, 2010, 2011 and 2012 was 813 yen, 1,036 yen and 345 yen, respectively. The fair value of stock acquisition rights granted on the date of grant and used to recognize compensation expense for the fiscal years ended March 31, 2010, 2011 and 2012 was estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal year ended March 31
	2010		2011		2012
Weighted-average assumptions
Risk-free interest rate	2.08%		1.60%		1.08%
Expected lives	6.49	years	6.64	years	6.77	years
Expected volatility*	33.70%		35.74%		36.88%
Expected dividends	0.99%		0.83%		1.85%

*	Expected volatility was based on the historical volatilities of Sony Corporation’s common stock over the expected life of the stock acquisition rights.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A summary of the activities regarding the stock acquisition rights plan during the fiscal year ended March 31, 2012 is as follows:

	Fiscal year ended March 31, 2012
	Number of shares	Weighted- average exercise price	Weighted- average remaining life	Total intrinsic value
		Yen	Years	Yen in millions
Outstanding at beginning of the fiscal year	17,011,400	3,458
Granted	2,537,500	1,520
Exercised	1,500	2,347
Forfeited or expired	667,100	3,326

Outstanding at end of the fiscal year	18,880,300	3,188	5.78	336

Exercisable at end of the fiscal year	13,952,100	3,548	4.64	—

The total intrinsic value of shares exercised under the stock acquisition rights plan during the fiscal years ended March 31, 2010, 2011 and 2012 was 20 million yen, 26 million yen and 0.2 million yen, respectively.

As of March 31, 2012, there was 1,425 million yen of total unrecognized compensation expense related to nonvested stock acquisition rights. This expense is expected to be recognized over a weighted-average period of 2.01 years.

(2)	Convertible Bonds plan:

Sony had an equity-based compensation plan for selected executives of Sony’s U.S. subsidiaries using U.S. dollar-denominated non-interest bearing convertible bonds, which had characteristics similar to that of an option plan. Each convertible bond could be converted into 100 shares of the common stock of Sony Corporation at an exercise price based on the prevailing market rate shortly before the date of grant. The convertible bonds vested ratably over a three-year period and were exercisable up to ten years from the date of grant. As the convertible bonds were issued in exchange for a non-interest bearing employee loan and a right of offset exists between the convertible bonds and the employee loans, no accounting recognition was given to either the convertible bonds or the employee loans in Sony’s consolidated balance sheets.

A summary of the activities regarding the convertible bond plan during the fiscal year ended March 31, 2012 is as follows:

	Fiscal year ended March 31, 2012
	Number of shares	Weighted-average exercise price
		Yen
Outstanding at beginning of the fiscal year	548,500	6,931
Expired	(548,500)	6,931

Outstanding at end of the fiscal year	—

There were no shares granted or exercised under the convertible bond plan during the fiscal years ended March 31, 2010, 2011 and 2012. At March 31, 2012, the remaining exercisable shares expired under this plan and there are no further shares outstanding or exercisable under the convertible bond plan as of March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(3)	Stock Appreciation Rights (“SARs”) plan:

Sony granted SARs in the United States of America for selected employees. Under the terms of these plans, employees upon exercise of such rights receive cash equal to the amount that the market price of Sony Corporation’s common stock exceeds the strike price of the SARs. The SARs generally vest ratably over a period of three years, and are generally exercisable up to ten years from the date of grant.

There were no SARs granted during the fiscal years ended March 31, 2010, 2011 and 2012. As of March 31, 2012, there were 23,200 SARs outstanding and the weighted-average exercise price was 4,298 yen. All SARs were exercisable as of March 31, 2012.

The compensation expense for the SARs is measured as the excess of the quoted market price of Sony Corporation’s common stock over the SARs strike price. SAR compensation expense for the fiscal years ended March 31, 2010, 2011, and 2012 was insignificant.

18.	Great East Japan Earthquake and Thai Floods

(1)	Great East Japan Earthquake

On March 11, 2011, Japan experienced a massive earthquake and tsunami (the “Great East Japan Earthquake”). The disaster caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located principally in northeastern Japan.

For the fiscal year ended March 31, 2011, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the disaster of 10,897 million yen, including the disposal or impairment of fixed assets of 7,668 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries of 10,841 million yen, the amount that was deemed probable up to the extent of the corresponding losses recognized, as described below. The restoration costs anticipated to occur on or after April 1, 2011 were not recorded in the period ended March 31, 2011. In addition, Sony also incurred other losses and expenses of 11,821 million yen, which included idle facility costs at manufacturing sites, and an additional provision for life insurance policy reserves. These losses and expenses were primarily recorded in cost of sales and financial services expenses in the consolidated statements of income.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal, restoration and cleaning costs directly related to the damage caused by the disaster of 5,864 million yen. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income and were partially offset by insurance recoveries of 2,159 million yen, as described below. In addition, Sony also incurred other losses and expenses of 6,294 million yen, which included idle facility costs at manufacturing sites. These losses and expenses were primarily recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Great East Japan Earthquake for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets and inventories and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 15,000 million yen, the total coverage amount, were agreed to by the insurance carriers as a final settlement and were paid in March 2012. Of this amount, 2,000 million yen is due to a certain carrier as reinsurance and recorded in other current liabilities in the consolidated balance sheets. The insurance proceeds are primarily included in investing activities in the consolidated statements of cash flows.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(2)	Thai Floods

In October 2011, certain of Sony’s Thailand subsidiaries temporarily closed operations due to significant floods (the “Floods”). The Floods caused significant damage to certain fixed assets including buildings, machinery and equipment as well as inventories in manufacturing sites and warehouses located in Thailand. In addition, the Floods impacted the operations of certain Sony subsidiaries in Japan and other countries.

For the fiscal year ended March 31, 2012, Sony incurred incremental losses and expenses including repair, removal and cleaning costs directly related to the damage caused by the Floods of 13,236 million yen, including the disposal or impairment of fixed assets of 7,882 million yen. These losses and expenses were primarily recorded in other operating (income) expense, net in the consolidated statements of income and were offset by insurance recoveries as described below. The restoration costs anticipated to occur on or after April 1, 2012 were not recorded in the fiscal year ended March 31, 2012 and will be recorded when the services are rendered and liabilities incurred. In addition, Sony also incurred other losses and expenses of 13,899 million yen, which included idle facility costs at manufacturing sites and other additional expenses. These losses and expenses were mainly recorded in cost of sales in the consolidated statements of income.

Sony has insurance policies which cover certain damage directly caused by the Floods for Sony Corporation and certain of its subsidiaries including manufacturing sites. The insurance policies cover the damage and costs associated with fixed assets, inventories and additional expenses including removal and cleaning costs and provide business interruption coverage, including lost profits.

Insurance claims in the amount of 50,416 million yen were agreed to by the insurance carriers and were paid during the fiscal year ended March 31, 2012. Of this amount, Sony received 26,316 million yen for fixed assets, inventories and additional expenses, of which 17,520 million yen represents the portion of insurance recoveries in excess of the carrying value before the damage caused by the Floods of the insured fixed assets and inventories, and were recorded in cost of sales and other operating (income) expense, net in the consolidated statements of income. The remaining amount of the insurance claims paid of 24,100 million yen was for business interruption insurance recoveries, which applies to the lost profit which occurred after the Floods to December 31, 2011, and were recorded in other operating revenue in the consolidated statements of income. The insurance proceeds for fixed assets and for other than fixed assets are included in investing activities and operating activities in the consolidated statements of cash flows, respectively.

In addition, as of March 31, 2012, Sony still had pending insurance claims for damage to fixed assets, inventories, additional expenses and business interruption. Sony recorded insurance receivables of 5,788 million yen which represents the portion of the insurance claims that were deemed probable of collection up to the extent of the amount of corresponding losses recognized in the same period and substantially all relate to damaged assets and inventories. Sony concluded that the recoveries from these insurance claims are probable based on the coverage under valid policies, communications with the insurance carriers, Sony’s past claims history with the insurance carriers, and Sony’s assessment that the insurance carriers have the financial ability to pay the claims. These receivables were primarily recorded in prepaid expenses and other current assets in the consolidated balance sheets.

19.	Restructuring charges and asset impairments

As part of its effort to improve the performance of the various businesses, Sony has undertaken a number of restructuring initiatives. Sony defines restructuring initiatives as activities initiated by Sony, such as exiting a business or product category or implementing a headcount reduction program, which are designed to generate a positive impact on future profitability. For the fiscal years ended March 31, 2010, 2011 and 2012, Sony recorded total restructuring charges of 116,472 million yen, 62,318 million yen and 52,645 million yen, respectively.

Sony anticipates recording approximately 75 billion yen of restructuring charges for the fiscal year ending March 31, 2013.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The changes in the accrued restructuring charges for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Employee termination benefits	Non-cash write-downs and disposals, net*	Other associated costs	Total
Balance at March 31, 2009	53,813	—	11,461	65,274
Restructuring costs	65,133	31,928	19,411	116,472
Non-cash charges	—	(31,928)	—	(31,928)
Cash payments	(88,803)	—	(21,754)	(110,557)
Adjustments	(2,925)	—	(156)	(3,081)

Balance at March 31, 2010	27,218	—	8,962	36,180
Restructuring costs	38,264	8,294	15,760	62,318
Non-cash charges	—	(8,294)	—	(8,294)
Cash payments	(47,521)	—	(19,086)	(66,607)
Adjustments	(2,376)	—	(662)	(3,038)

Balance at March 31, 2011	15,585	—	4,974	20,559
Sony Ericsson acquisition	8,789	—	2,190	10,979
Restructuring costs	25,453	20,428	6,764	52,645
Non-cash charges	—	(20,428)	—	(20,428)
Cash payments	(24,928)	—	(4,862)	(29,790)
Adjustments	98	—	(1,130)	(1,032)

Balance at March 31, 2012	24,997	—	7,936	32,933

*	Significant asset impairments excluded from restructuring charges are described below.

The total amount of costs incurred in connection with these restructuring programs by segment for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Imaging Products & Solutions	17,452	11,527	1,278
Game	219	4,097	519
Mobile Products & Communications*	3,106	2,451	1,859
Home Entertainment & Sound	15,709	18,989	5,007
Devices	30,332	7,839	26,373
Pictures	5,605	2,722	1,273
Music	5,225	2,662	5,710
Financial Services	5,078	5,010	1,822
All Other and Corporate	33,746	7,021	8,804

Total net charges	116,472	62,318	52,645

*	Sony acquired Ericsson’s shares in Sony Ericsson and it became a wholly-owned subsidiary of Sony. Subsequent to the acquisition, Sony Ericsson was renamed Sony Mobile which is included in the MP&C segment. Refer to Note 24.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to the restructuring charges in the tables above, Sony recorded in cost of sales 7,851 million, 4,751 million yen and 2,115 million yen of non-cash charges related to depreciation associated with restructured assets for the fiscal years ended March 31, 2010, 2011 and 2012, respectively. Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activity refers to the increase in depreciation expense caused by shortening the useful life or updating the salvage value of depreciable fixed assets to coincide with the end of production under an approved restructuring plan. Any impairment of the asset is recognized immediately in the period.

Imaging Products & Solutions segment

In an effort to improve the performance of the IP&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the IP&S segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the IP&S segment restructuring charges related mainly to employee termination benefits totaling 12,864 million yen, 9,510 million yen and 3,080 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, manufacturing operations in Japan for certain product categories were consolidated in order to increase the efficiency of these manufacturing operations.

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 7,132 million yen were recorded which consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 3,586 million yen for employee termination benefits were included in the termination benefit for the retirement program described above and 3,261 million yen for the disposal or impairment of assets was recorded in other operating (income) expense, net in the consolidated statements of income. In addition to the restructuring charges, 1,167 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan.

Game segment

In an effort to improve the performance of the Game segment, Sony has undergone a number of restructuring efforts to reduce its operating costs.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits in selling, general and administrative expenses and an impairment of assets in other operating (income) expense in the consolidated statements of income.

Mobile Products & Communications segment

In an effort to improve the performance of the MP&C segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the MP&C segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the MP&C segment restructuring charges, including restructuring charges at Sony Mobile from February 16, 2012 through March 31, 2012, related mainly to employee termination benefits totaling 2,803 million yen, 2,130 million yen and 1,812 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

As a result of the acquisition of Sony Ericsson, which was subsequently renamed Sony Mobile, Sony reflected in the consolidated balance sheets 10,979 million yen of restructuring liabilities which related to restructuring activities undertaken by Sony Ericsson prior to Sony’s acquisition of Ericsson’s 50% equity interest in Sony Ericsson, but which had not yet been paid or settled by Sony Ericsson. The restructuring liability relates to activities previously accrued by Sony Ericsson but which were unpaid as of the acquisition date representing severance costs of 8,789 million yen and other associated costs of 2,190 million yen.

Home Entertainment & Sound segment

In an effort to improve the performance of the HE&S segment, Sony has undergone a number of restructuring efforts to reduce its operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations, shifting and aggregating manufacturing to low-cost areas, and utilizing the services of third-party original equipment and design manufacturers (OEMs and ODMs). Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the HE&S segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the HE&S segment restructuring charges related mainly to employee termination benefits totaling 8,547 million yen, 8,679 million yen and 4,548 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, in selling,

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including the closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, manufacturing operations in Japan for certain product categories were consolidated in order to increase the efficiency of these manufacturing operations.

As a result of this realignment of manufacturing operations in Japan, 3,656 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income.

Sales and transfers of manufacturing operations outside of Japan -

During the fiscal year ended March 31, 2011, Sony sold and transferred certain manufacturing operations outside of Japan to third parties to reduce operating costs. The resulting restructuring charges included expenses of 11,583 million yen related to the transfer of a factory in Barcelona and the impairment of related assets, including restructuring charges related to employee termination benefits of 1,963 million yen which was included in the termination benefit for the retirement program described above.

Cash flows from the sales and transfers of manufacturing operations are included in sales of businesses in the consolidated statements of cash flows.

Devices segment

In an effort to improve the performance of the Devices segment, Sony has undergone a number of restructuring efforts to reduce operating costs. These efforts included headcount reduction programs, initiatives to advance rationalization of manufacturing operations and shifting and aggregating manufacturing to low-cost areas. Significant restructuring activities are as follows:

Retirement programs -

In an effort to improve the performance of the Devices segment, Sony has undergone several headcount reduction programs to further reduce operating costs. Through measures including the realignment of its manufacturing sites, a review of its development and design structure, and the streamlining of its sales and administrative functions, Sony has continued to implement a company-wide (including headquarters) rationalization. Sony intends to reallocate and optimize its workforce through programs including work reassignments and outplacements. As a result of these measures, Sony recorded in the Devices segment restructuring charges related mainly to employee termination benefits totaling 18,096 million yen, 7,474 million yen and 5,445 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively, in selling, general and administrative expenses in the consolidated statements of income. These staff reductions were achieved worldwide mostly through the implementation of early retirement programs. Sony will continue to implement programs to reduce headcount by streamlining business operations, including closure and consolidation of manufacturing sites, and the consolidation of headquarters and administrative functions.

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

manufacturing operations. As part of this process, manufacturing operations in Japan for certain product categories were consolidated in order to increase the efficiency of these manufacturing operations.

As a result of this realignment of manufacturing operations in Japan, restructuring charges for the closure of production facilities totaling 6,087 million yen consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 5,273 million yen for employee termination benefits were included in the termination benefit for the retirement program described above and 455 million yen for the disposal or impairment of assets were recorded in other operating (income) expense, net in the consolidated statements of income. In addition to the restructuring charges, 799 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income as a result of this realignment of manufacturing operations in Japan.

Sale and asset-impairment of small- and medium-sized TFT LCD business -

In an effort to increase efficiency and strengthen operations in the small- and medium-sized TFT LCD business by consolidating manufacturing operations, Sony recorded 7,832 million yen for the impairment of TFT LCD related fixed assets for the fiscal year ended March 31, 2010. These charges were recorded in other operating (income) expense, net in the consolidated statements of income.

As described in Note 25, Sony sold its small- and medium-sized TFT LCD business to Japan Display Inc. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the long-lived assets used by the business were classified as held for sale and recorded at the lesser of carrying value or fair value.

Pictures segment

In an effort to improve the performance of the Pictures segment, Sony has undergone a number of restructuring efforts to reduce operating costs and rationalize certain operations.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Music segment

In an effort to improve the performance of the Music segment due to the continued contraction of the physical music market, Sony has undergone a number of restructuring efforts to reduce operating costs.

The resulting restructuring charges, included in the table above, were related mainly to employee termination benefits and included in selling, general and administrative expenses in the consolidated statements of income.

Financial Services segment

In an effort to improve the performance of the Financial Services segment, Sony has undergone restructuring efforts to reduce operating costs.

During the fiscal year ended March 31, 2010, Sony recorded restructuring charges of 3,718 million yen in financial service expenses and 1,360 million yen in other operating (income) expense, net in the consolidated statements of income. These restructuring charges were related mainly to the realignment of credit financing operations and the disposal or impairment of assets. During the fiscal year ended March 31, 2011, Sony recorded restructuring charges of 3,371 million yen in financial service expenses and 1,639 million yen in other operating (income) expense, net in the consolidated statements of income. These restructuring charges related mainly to the partial sale of a leasing and credit card business.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Cash flows from the partial sale of a leasing and credit card business are included in sales of businesses in the consolidated statements of cash flows.

All Other and Corporate

Realignment of manufacturing operations in Japan -

During the fiscal year ended March 31, 2010, Sony implemented extensive measures to better compete in terms of speed to market and profitability, including the reevaluation of both its domestic and overseas manufacturing operations. As part of this process, mobile phone customer service and manufacturing operations in Japan were consolidated in order to establish an integrated operational structure from manufacturing through to customer service.

As a result of this realignment, restructuring charges for the closure of production facilities totaling 6,041 million yen were recorded, which consisted mainly of personnel related costs and the disposal or impairment of assets. Of the total restructuring charges, 4,900 million yen for employee termination benefits was recorded in selling, general and administrative expenses, and 862 million yen for the disposal or impairment of assets was recorded in other operating (income) expense, net in the consolidated statements of income. In addition to the restructuring charges, 553 million yen of non-cash charges related to depreciation associated with restructured assets were recorded in cost of sales in the consolidated statements of income.

Withdrawal from property lease contract -

During the fiscal year ended March 31, 2010, Sony withdrew from the property management operation of an entertainment complex in Japan and terminated the property lease contract. Sony recorded 6,495 million yen of termination payments in cost of sales in the consolidated statements of income.

Corporate restructuring charges related to headquarters -

During the fiscal year ended March 31, 2010, Sony underwent headquarters restructuring activities. As a result, 5,897 million yen for employee termination benefits were recorded in selling, general and administrative expenses in the consolidated statements of income for the fiscal year ended March 31, 2010.

Asset-impairment of OLED related equipment -

During the fiscal year ended March 31, 2010, Sony recorded 5,265 million yen for the impairment of OLED related equipment, which was rendered obsolete due to the utilization of an alternative technology in the manufacture of OLED products. These charges were recorded in other operating (income) expense, net in the consolidated statements of income.

Other asset impairment information

Asset-impairment of LCD television business related long-lived assets -

Sony recorded impairment losses of 27,100 million yen and 16,700 million yen for the fiscal years ended March 31, 2010 and 2012, respectively, included within the HE&S segment, related to the LCD television assets group. These impairment losses primarily reflect a decrease in the estimated fair value of property, plant and equipment and certain intangible assets.

During the fiscal year ended March 31, 2010, management updated its strategic plans, which resulted in decreases in the assets’ estimated service periods and corresponding estimated future cash flows leading to the impairment loss.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflect the continued deterioration in LCD television market conditions in Japan, Europe and North America, and unfavorable foreign exchange rates.

Sony excluded these losses on impairment from restructuring charges as they were not directly related to Sony’s ongoing restructuring initiatives.

Asset-impairment of network business related long-lived assets -

Sony recorded an impairment loss of 12,601 million yen for the fiscal year ended March 31, 2012, included within All Other, related to the network business asset group, which has made investments in network improvements and security enhancements. This impairment loss primarily reflects a decrease in the estimated fair value of certain intangible and other long-lived assets.

During the fiscal year ended March 31, 2012, the corresponding estimated future cash flows leading to the impairment charge reflect management’s revised forecast over the limited period applicable to the impairment determination.

Sony excluded this loss on impairment from restructuring charges as it was not directly related to Sony’s ongoing restructuring initiatives.

20.	Supplemental consolidated statements of income information

(1)	Other operating (income) expense, net:

Other operating (income) expense, net is comprised of the following:

	Yen in millions
	March 31
	2010	2011	2012
GSN remeasurement gain*[1]	—	(26,991)	—
Sony Ericsson remeasurement gain*[1]	—	—	(102,331)
(Gain) loss on sale of interests in subsidiaries and affiliates, net*[1,2]	(30,529)	(4,465)	(2,882)
(Gain) loss on sale, disposal or impairment of assets, net*[2,3]	73,517	18,006	45,619

	42,988	(13,450)	(59,594)

*1	Refer to Note 24.

*2	Refer to Note 25.

*3	Refer to Notes 13, 18 and 19.

(2)	Research and development costs:

Research and development costs charged to cost of sales for the fiscal years ended March 31, 2010, 2011 and 2012 were 432,001 million yen, 426,814 million yen and 433,477 million yen, respectively.

(3)	Advertising costs:

Advertising costs included in selling, general and administrative expenses for the fiscal years ended March 31, 2010, 2011 and 2012 were 383,540 million yen, 396,425 million yen and 357,106 million yen, respectively.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Shipping and handling costs:

Shipping and handling costs for finished goods included in selling, general and administrative expenses for the fiscal years ended March 31, 2010, 2011 and 2012 were 83,622 million yen, 91,926 million yen and 76,644 million yen, respectively, which included the internal transportation costs of finished goods.

21.	Income taxes

Domestic and foreign components of income (loss) before income taxes and the provision for current and deferred income taxes attributable to such income are summarized as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Income (loss) before income taxes:
Sony Corporation and all subsidiaries in Japan	45,290	143,917	(106,496)
Foreign subsidiaries	(18,378)	61,096	23,310

	26,912	205,013	(83,186)

Income taxes — Current:
Sony Corporation and all subsidiaries in Japan	42,723	60,514	33,921
Foreign subsidiaries	36,397	57,404	74,624

	79,120	117,918	108,545

Income taxes — Deferred:
Sony Corporation and all subsidiaries in Japan	(25,589)	365,665	2,794
Foreign subsidiaries	(39,573)	(58,244)	203,900

	(65,162)	307,421	206,694

Total income tax expense	13,958	425,339	315,239

As discussed in Note 2, current income taxes and deferred income taxes in foreign subsidiaries for the fiscal year ended March 31, 2010 have been revised, with an increase in current income taxes by 30,422 million yen and a corresponding decrease to deferred income taxes. This revision had no impact on total income tax expense.

A reconciliation of the differences between the Japanese statutory tax rate and the effective tax rate is as follows:

	Fiscal year ended March 31
	2010	2011	2012
Statutory tax rate	41.0%	41.0%	(41.0)%
Non-deductible expenses	10.3	1.3	4.2
Income tax credits	(18.0)	(2.0)	(3.6)
Change in statutory tax rate	(4.6)	0.9	(36.2)
Change in valuation allowances	4.7	174.5	491.0
Change in deferred tax liabilities on undistributed earnings of foreign subsidiaries and corporate joint ventures	5.8	1.5	(21.2)
Lower tax rate applied to life and non-life insurance business in Japan	(30.3)	(2.8)	(7.8)
Foreign income tax differential	(17.6)	(10.5)	6.7
Adjustments to tax accruals and reserves	16.2	4.5	(15.9)
Effect of equity in net income (loss) of affiliated companies	46.0	(2.8)	60.0
Sony Ericsson remeasurement gain	—	—	(50.6)
Insurance recovery tax exemptions related to the Floods	—	—	(5.2)
Other	(1.6)	1.9	(1.4)

Effective income tax rate	51.9%	207.5%	379.0%

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In November 2011, the Japanese legislature enacted tax law changes which included lowering the national tax rate, limiting the annual use of net operating loss carryforwards to 80% of taxable income and increasing the net operating loss carryforward period from seven to nine years for losses incurred in the tax years ending on or after April 1, 2008. As a result, the statutory tax rate during the fiscal years ending March 31, 2013 to March 31, 2015 will be approximately 38% and from the fiscal year ending March 31, 2016 will be approximately 36%. The limitation on the use of net operating loss carryforwards, however, may result in cash tax payments being due if there is taxable income in Japan even though Sony Corporation and its national tax filing group in Japan have significant net operating loss carryforwards available. These tax law changes take effect for Sony from April 1, 2012. Because accounting for income taxes requires the measurement of deferred tax assets and liabilities using the enacted tax rates, the tax law changes resulted in a net deferred tax expense of 32,729 million yen.

The significant components of deferred tax assets and liabilities are as follows:

	Yen in millions
	March 31
	2011	2012
Deferred tax assets:
Operating loss carryforwards for tax purposes	387,982	533,912
Accrued pension and severance costs	103,674	87,871
Film costs	16,405	40,566
Warranty reserves and accrued expenses	94,065	82,842
Future insurance policy benefits	26,177	22,907
Inventory	35,989	37,431
Depreciation	35,128	39,473
Tax credit carryforwards	74,284	73,945
Reserve for doubtful accounts	8,404	5,580
Impairment of investments	33,743	34,387
Deferred revenue in the Pictures segment	19,254	21,980
Other	140,745	146,777

Gross deferred tax assets	975,850	1,127,671
Less: Valuation allowance	(473,713)	(868,233)

Total deferred tax assets	502,137	259,438

Deferred tax liabilities:
Insurance acquisition costs	(155,073)	(140,190)
Future insurance policy benefits	(62,933)	(66,998)
Unbilled accounts receivable in the Pictures segment	(40,469)	(45,467)
Unrealized gains on securities	(33,101)	(43,831)
Intangible assets acquired through stock exchange offerings	(32,136)	(28,139)
Undistributed earnings of foreign subsidiaries and corporate joint ventures	(46,261)	(27,920)
Other	(46,970)	(73,399)

Gross deferred tax liabilities	(416,943)	(425,944)

Net deferred tax assets (liabilities)	85,194	(166,506)

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

As discussed in Note 2, the presentation of deferred income taxes in other assets as of March 31, 2011 in the consolidated balance sheets have been revised to conform with the presentation as of March 31, 2012 to reflect the results of an analysis of deferred tax assets in relation to certain unrecognized tax benefits that was completed during the fiscal year ended March 31, 2012. This revision increased total deferred tax assets by 61,115 million yen, which is composed of an increase of gross deferred tax assets and valuation allowance by 71,126 million yen and 10,011 million yen, respectively, as of March 31, 2011.

The significant increase in the deferred tax asset for film costs is as a result of a change in the method of amortization for film costs for tax return purposes. For book purposes, film costs are amortized on an individual-film-forecast method based on the ratio of current period actual revenues to the estimated remaining total revenues. For tax purposes, there is a film by film election to amortize film costs on either the income forecast method or the straight line method. Sony elected straight line for all films released in the fiscal year ended March 31, 2012.

The valuation allowance mainly relates to deferred tax assets of certain consolidated subsidiaries with operating loss carryforwards and tax credit carryforwards for tax purposes that are not more-likely-than-not to be realized. The net changes in the total valuation allowance were increases of 5,741 million yen, 347,460 million yen and 394,520 million yen for the fiscal years ended March 31, 2010, 2011 and 2012, respectively.

The increase during the fiscal year ended March 31, 2011 was primarily due to the additional valuation allowance recorded on deferred tax assets at Sony Corporation and its national tax filing group in Japan. Sony Corporation and its national tax filing group in Japan were in a three year cumulative loss position in the fiscal year ended March 31, 2011. In Japan, Sony Corporation files a standalone tax filing for local tax purposes and a consolidated national tax filing with its wholly-owned Japanese subsidiaries for national tax purposes. As the national tax filing group only includes wholly-owned subsidiaries, certain Japanese subsidiaries are excluded, the most significant of which are Sony Financial Holdings Inc. and its subsidiaries. Due to the cumulative losses in recent years, and because the net operating losses in Japan have a relatively short carryforward period of seven to nine years, a limited number of years remain in the carryforward period. The first year of expiration of the remaining net operating losses in Japan would be 2014 for local taxes and 2016 for national taxes. Carrying amounts of deferred tax assets require a reduction by a valuation allowance if, based on the available positive and negative evidence, it is more likely than not that such assets will not be realized. While the cumulative loss position and the remaining limited years in the carryforward period were significant negative evidence, there was positive evidence in the form of a history of taxable income and a history of utilizing assets before expiration, as well as the availability of tax strategies regarding the utilization of the deferred tax assets. However, based on the near term forecast at the end of the fiscal year ended March 31, 2011, including the anticipated impact of the Great East Japan Earthquake and the lesser weight provided to longer range forecasts when an entity is in a cumulative loss, Sony did not believe that the objectively verifiable positive evidence was sufficient to overcome the significant negative evidence of the cumulative loss. As the weight given to the positive and negative evidence is commensurate with the extent to which the evidence may be objectively verified, it is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 362,316 million yen as of March 31, 2011.

The increase during the fiscal year ended March 31, 2012 was primarily due to the additional valuation allowances recorded on deferred tax assets in the U.S. and the U.K. and additional valuation allowances recorded in Japan for Sony Corporation and certain Japanese subsidiaries. As of March 31, 2012, Sony has concluded that with respect to Sony Americas Holding Inc. (“SAHI”) and its consolidated tax filing group in the U.S., and Sony Europe Limited (“SEU”), a subsidiary in the U.K., the cumulative loss position was significant negative evidence that was difficult to overcome. There was positive evidence in the form of tax planning actions and strategies, the long carryforward periods for utilization, as well as a history of taxable income and utilization of assets before expiration. The tax planning strategies included changes in film amortization methods in the U.S. as described

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

above, the success of which depends on future forecasts of income. Notwithstanding this positive evidence, the weight given to evidence is commensurate with the extent to which it can be objectively verified. It is generally difficult for positive evidence regarding projected future taxable income exclusive of reversing taxable temporary differences to outweigh objectively verifiable negative evidence of recent financial reporting losses. Accordingly, Sony, based on the weight of the available positive and negative evidence, established a valuation allowance of 203,025 million yen for SAHI and its consolidated tax filing group in the U.S., and 20,694 million yen for SEU, as of March 31, 2012. Sony Corporation and its national tax filing group in Japan remain in a cumulative loss position as of March 31, 2012, as a result, during the fiscal year ended March 31, 2012, Sony recorded an additional valuation allowance against certain deferred tax assets at Sony Corporation and its national tax filing group in Japan. In addition, several Japanese subsidiaries are also in a cumulative loss position as of March 31, 2012 and, therefore, recorded valuation allowances of 32,631 million yen against their separate deferred tax assets for local tax purposes.

Prior to its acquisition, Sony Ericsson, principally due to its cumulative loss position, had a valuation allowance against deferred tax assets mainly in Sweden in the amount of 78,393 million yen, for which Sony reported the impact of the valuation allowance through its 50% equity interest in Sony Ericsson.

Net deferred tax assets (net of valuation allowance) are included in the consolidated balance sheets as follows:

	Yen in millions
	March 31
	2011	2012
Current assets — Deferred income taxes	133,059	36,769
Other assets — Deferred income taxes	300,702	100,460
Current liabilities — Other	(42,340)	(19,236)
Long-term liabilities — Deferred income taxes	(306,227)	(284,499)

Net deferred tax assets (liabilities)	85,194	(166,506)

As discussed in Note 2, deferred income taxes in other assets and net deferred tax assets as of March 31, 2011 have been revised, resulting in an increase of 61,115 million yen.

At March 31, 2012, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries and corporate joint ventures not expected to be remitted in the foreseeable future totaling 1,043,693 million yen, and on the gain of 61,544 million yen on a subsidiary’s sale of stock arising from the issuance of common stock of Sony Music Entertainment (Japan) Inc. (“SMEJ”) in a public offering to third parties in November 1991, as Sony does not anticipate any significant tax consequences on possible future disposition of its investment based on its tax planning strategies. The unrecognized deferred tax liabilities as of March 31, 2012 for such temporary differences cannot be determined.

At March 31, 2012, Sony has operating loss carryforwards for tax purposes, the tax effect of which totaled 533,912 million yen, which will be available as an offset against future taxable income on tax returns to be filed in various tax jurisdictions. With the exception of 125,537 million yen with no expiration period, substantially all of the total operating loss carryforwards expire at various periods between the fiscal years ending March 31, 2013 and 2021 and the remaining amounts expire in periods up to 20 years depending on the jurisdiction.

Tax credit carryforwards for tax purposes at March 31, 2012 amounted to 73,945 million yen. With the exception of 14,021 million yen with no expiration period, total available tax credit carryforwards expire at various dates primarily up to 10 years.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

A reconciliation of the beginning and ending gross amounts of unrecognized tax benefits is as follows:

	Yen in millions
	March 31
	2010	2011	2012
Balance at beginning of the fiscal year	276,627	229,228	225,120
Reductions for tax positions of prior years	(38,450)	(39,005)	(25,302)
Additions for tax positions of prior years	4,816	19,947	59,159
Additions based on tax positions related to the current year	10,873	41,201	44,307
Settlements	(5,921)	(1,478)	(4,046)
Lapse in statute of limitations	(1,506)	(7,770)	(3,807)
Foreign currency translation adjustments	(17,211)	(17,003)	(7,120)

Balance at end of the fiscal year	229,228	225,120	288,311

Total net amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate	76,125	87,497	77,925

The major changes in the total gross amount of unrecognized tax benefit balances relate to the Bilateral Advance Pricing Agreements (“APAs”) filed for certain subsidiaries in the IP&S, Game, MP&C, HE&S, and Devices segments and All Other, with respect to their intercompany cross-border transactions. These APAs include agreements between Sony and two taxing authorities under the authority of the mutual agreement procedure specified in income tax treaties. Sony reviews its estimated tax expense based on the progress made in these procedures and makes adjustments to its estimates as necessary. Because these are government to government negotiations, it is possible that the final outcomes of the agreements may differ from Sony’s current assessment of the more-likely-than-not outcomes of such agreements.

During the fiscal year ended March 31, 2010, Sony recorded 4,707 million yen of interest expense and 1,565 million yen of penalties.

During the fiscal year ended March 31, 2011, Sony recorded 3,612 million yen of interest expense and reversed 261 million yen of penalties. At March 31, 2011, Sony had recorded liabilities of 14,523 million yen and 4,407 million yen for the payments of interest and penalties, respectively.

During the fiscal year ended March 31, 2012, Sony reversed 1,336 million yen of interest expense and 333 million yen of penalties. At March 31, 2012, Sony had recorded liabilities of 13,187 million yen and 4,074 million yen for the payments of interest and penalties, respectively.

Sony operates in multiple jurisdictions throughout the world, and its tax returns are periodically audited by Japanese and foreign taxing authorities. As a result of audit settlements, the conclusion of current examinations, the expiration of the statute of limitations in several jurisdictions and other reevaluations of Sony’s tax positions, it is expected that the amount of unrecognized tax benefits will change in the next twelve months. Accordingly, Sony believes it is reasonably possible that its existing unrecognized tax benefits may be reduced by an amount up to 122,227 million yen within the next twelve months.

Sony remains subject to examinations by Japanese taxing authorities for tax years from 2005 through 2011, and by the U.S. and other foreign taxing authorities for tax years from 1998 through 2011.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

22.	Reconciliation of the differences between basic and diluted EPS

Reconciliation of the differences between basic and diluted EPS for the fiscal years ended March 31, 2010, 2011 and 2012 is as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Net loss attributable to Sony Corporation’s stockholders for basic and diluted EPS computation	(40,802)	(259,585)	(456,660)

	Thousands of shares
Weighted-average shares outstanding	1,003,520	1,003,559	1,003,578
Effect of dilutive securities:
Stock acquisition rights	—	—	—
Convertible bonds	—	—	—

Weighted-average shares for diluted EPS computation	1,003,520	1,003,559	1,003,578

	Yen
Basic EPS	(40.66)	(258.66)	(455.03)

Diluted EPS	(40.66)	(258.66)	(455.03)

Potential shares of common stock upon the exercise of stock acquisition rights and convertible bonds, which were excluded from the computation of diluted EPS for the fiscal years ended March 31, 2010, 2011 and 2012 were 17,600 thousand shares, 19,383 thousand shares and 22,417 thousand shares, respectively. All potential shares were excluded as anti-dilutive for those fiscal years ended March 31, 2010, 2011 and 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for those fiscal years.

23.	Variable interest entities

Sony has, from time to time, entered into various arrangements with VIEs. These arrangements include facilities which provide for the leasing of certain property, several joint ventures in the recorded music business, the U.S. based music publishing business, the financing of film production and the outsourcing of manufacturing operations. In addition, Sony has entered into several accounts receivable sales programs that involve VIEs, which are described in Note 6. For the VIEs that are described below, it has been determined that Sony is the primary beneficiary and, accordingly, these VIEs are consolidated by Sony.

Sony leases the headquarters building of its U.S. subsidiary from a VIE. At the end of the lease term which expires in December 2015, Sony has agreed to either renew the lease, purchase the building or remarket it to a third-party on behalf of the owner. Under the lease, Sony has provided a minimum guarantee to the VIE that if the sales price is less than 255 million U.S. dollars, Sony is obligated to make up the lesser of the shortfall or 214 million U.S. dollars. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to the minimum guarantee. As a result, it has been determined that Sony is the primary beneficiary. Sony has not provided any additional support to the VIE other than its contractually obligated lease payments. Sony has the option to purchase the building at any time during the lease term for 255 million U.S. dollars. The debt held by the VIE is unsecured and there is no recourse to the creditors outside of Sony. The assets of the VIE are not available to settle the obligations of Sony. At March 31, 2012, the VIE had property, plant and equipment of 14,332 million yen and long-term debt of 20,991 million yen which were included in Sony’s consolidated balance sheets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sony’s U.S. subsidiary that is engaged in the recorded music business has entered into several joint ventures with companies involved in the production and creation of recorded music. Sony has reviewed these joint ventures and determined that they are VIEs. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIEs’ economic performance, as well as the obligation to absorb the losses of theses VIEs as Sony is responsible for providing funding to these VIEs, and in most cases absorbs all losses until the VIEs become profitable. As a result, it has been determined that Sony is the primary beneficiary. The assets of these VIEs are not available to settle the obligations of Sony. On an aggregate basis, the total assets and liabilities for these VIEs at March 31, 2012 were 17,552 million yen and 7,918 million yen, respectively.

Sony’s U.S. based music publishing subsidiary is a joint venture with a third-party investor and has been determined to be a VIE. The subsidiary owns and acquires rights to musical compositions, exploits and markets these compositions and receives royalties or fees for their use. Under the terms of the joint venture, Sony has the obligation to fund any working capital deficits as well as any acquisition of music publishing rights made by the joint venture. In addition, the third-party investor receives a guaranteed annual dividend of up to 17.5 million U.S. dollars through December 31, 2013. Based on a qualitative assessment, it was determined that Sony has the power to direct the activities that most significantly impact the VIE’s economic performance, as well as the obligation to absorb the losses of the VIE due to its obligation to provide funding to the joint venture. As a result, it has been determined that Sony is the primary beneficiary. The assets of the music publishing subsidiary are not available to settle the obligations of Sony. At March 31, 2012, the assets and liabilities of the VIE that were included in Sony’s consolidated balance sheets were as follows:

Yen in millions
Assets:
Cash and cash equivalents	5,239
Account receivables, net	248
Other current assets	20,523
Property, plant and equipment, net	863
Intangibles, net	54,566
Goodwill	12,483
Other noncurrent assets	6,708

Total assets	100,630

Liabilities:
Accounts payable and accrued expenses	32,835
Other current liabilities	5,222
Other noncurrent liabilities	1,254

Total liabilities	39,311

VIEs in which Sony holds a significant variable interest, but is not the primary beneficiary are described as follows:

In connection with the September 2010 refinancing of the debt obligations of the third-party investor in the music publishing subsidiary described above, Sony has issued a guarantee to a creditor of the third-party investor in which Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. The assets of the third-party investor that are being used as collateral were placed in a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

separate trust which is also a VIE in which Sony has significant variable interests. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities of the trust. The assets held by the trust consist solely of the third-party investor’s 50% ownership interest in the music publishing subsidiary. At March 31, 2012, the fair value of the assets held by the trust exceeded 303 million U.S. dollars.

Sony’s subsidiary in the Pictures segment entered into a joint venture agreement with a VIE to acquire the international distribution rights, as defined, to 12 pictures. The subsidiary is required to distribute these pictures internationally, for contractually defined fees determined as percentages of gross receipts and is responsible for all distribution and marketing expenses, which are recouped from such distribution fees, each as defined. The VIE was capitalized with total financing of 406 million U.S. dollars. Of this amount, 11 million U.S. dollars was contributed by the subsidiary, 95 million U.S. dollars was provided by unrelated third-party investors and the remaining funding was provided through a 300 million U.S. dollar bank credit facility. Under the agreement, the subsidiary’s 11 million U.S. dollars equity investment is the last equity to be repaid. Based on the factors above, it was previously determined that the subsidiary was the primary beneficiary as it had the power to direct the activities of the VIE and was projected to absorb a significant amount of the losses or residual returns of the VIE. As of March 31, 2009, the bank credit facility had been terminated and the third-party investors have been repaid their 95 million U.S. dollar investment. On May 11, 2009, the subsidiary repurchased from the VIE the international distribution rights to the 12 pictures and the VIE received a participation interest in these films on identical financial terms to those described above. As a result of repurchasing the international distribution rights from the VIE, Sony determined that the subsidiary was no longer the primary beneficiary as it no longer had the power to direct the activities of the VIE and was not projected to absorb a significant amount of the losses or residual returns of the VIE. No gain or loss was recognized by the subsidiary on the deconsolidation of the VIE. As of March 31, 2012, the subsidiary’s balance sheet includes no film costs related to the international distribution rights acquired from the VIE and 748 million yen of participation liabilities recorded within accounts payable, other and accrued expenses as well as other noncurrent liabilities due to the VIE. On April 11, 2012, the subsidiary acquired the VIE’s participation interest for 22 million U.S. dollars. As a result of this acquisition, the VIE no longer has any financial interest in these pictures.

Sony’s subsidiary in the Pictures segment entered into two separate production/co-financing agreements with VIEs to co-finance 19 films that were released over the 31 months ended July 31, 2008. The subsidiary received 565 million U.S. dollars over the term of the agreements to fund the production or acquisition cost of films (including fees and expenses). Under these agreements, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIEs share in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of these VIEs, the subsidiary is not the primary beneficiary of either of the VIEs. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to either of the VIEs other than the investors’ earned but unpaid share of the films’ net profits, as defined.

Additionally, on January 19, 2007, the subsidiary entered into a third production/co-financing agreement with another VIE to co-finance a majority of the films submitted through March 2012. The subsidiary received a commitment from the VIE that it would fund up to 525 million U.S. dollars on a revolving basis to fund the production or acquisition cost of films (including fees and expenses). Under the agreement, the subsidiary is responsible for the marketing and distribution of the product through its global distribution channels. The VIE shares in the net profits, as defined, of the films after the subsidiary recoups a distribution fee, its marketing and distribution expenses, and third-party participation and residual costs, each as defined. As the subsidiary did not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. On December 16, 2011, the subsidiary and the VIE agreed to modify the production/co-financing agreement (the “Modification”). Per the Modification, the VIE paid the subsidiary 20 million U.S. dollars and transferred selected rights in the films financed prior to the Modification (the “Previously Financed Films”) to the subsidiary, including the VIE’s share in the net profits in the Previously Financed Films. In exchange, the

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

subsidiary released the VIE from its obligation to finance future films and the VIE received a participation interest in the Previously Financed Films. As the subsidiary, after the Modification, continues to not have the power to direct the activities of the VIE, the subsidiary is not the primary beneficiary of the VIE. At March 31, 2012, there were no amounts recorded on the subsidiary’s balance sheet that related to the VIE other than the VIE’s participation interest in the Previously Financed Films.

In January 2010, Sony sold 90.0% of its interest in a Mexican subsidiary which primarily manufactured LCD televisions, as well as other assets including machinery and equipment of 4,520 million yen and inventories of 5,619 million yen, to a contract manufacturer. The continuing entity, which would perform this manufacturing going forward, is a VIE as it is thinly capitalized and dependent on funding from the parent entity. Based on a qualitative assessment, it was determined that Sony is not the primary beneficiary as Sony does not have the power to direct the activities that most significantly impact the VIE’s economic performance nor does Sony have the obligation to absorb the losses of the VIE. In connection with the sale of Sony’s controlling interest in the subsidiary, Sony received 11,189 million yen and recorded a loss of 1,664 million yen during the fiscal year ended March 31, 2010. Concurrent with the sale, Sony entered into an agreement with the VIE and its parent company in which Sony agreed to purchase a significant share of the LCD televisions that Sony sells in certain markets, including the U.S. market. As of March 31, 2012, the amounts recorded on Sony’s consolidated balance sheets that relate to the VIE include receivables recorded within prepaid expenses and other current assets of 10,295 million yen and accounts payable, trade of 18,830 million yen. Sony’s maximum exposure to losses is considered insignificant.

As described in Note 6, accounts receivable sales programs in Japan and in the Financial Services segment also involve VIEs that formerly met the criteria to be a QSPE. These VIEs are all special purpose entities of the sponsor banks. In addition, a counterparty of the accounts receivable transactions in the U.S. includes a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate these entities as Sony does not have the power to direct the activities, an obligation to absorb losses, or the right to receive the residual returns of these VIEs. Sony’s maximum exposure to losses from these VIEs is considered insignificant.

As described in Note 25, in connection with the sale of the small- and medium-sized TFT LCD business, Sony will transfer to a third-party legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business during the fiscal year ending March 31, 2013. As of March 31, 2012, this entity is a VIE. Based on a qualitative assessment, Sony is not the primary beneficiary and therefore does not consolidate the entity after the sale as Sony does not have the power to direct the activities of the VIE nor does Sony have an obligation to absorb the losses or the right to receive the residual returns of this VIE. Sony’s maximum exposure to losses is considered insignificant.

24.	Acquisitions

(1)	Game Show Network acquisition

In April 2009, Sony sold a portion of its 50% ownership interest in GSN, which operates a U.S. cable network and online business, to the other investor in GSN, which resulted in cash proceeds of 8,831 million yen and a gain of 8,322 million yen for the fiscal year ended March 31, 2010. The gain was recorded in other operating (income) expense, net.

In March 2011, Sony acquired an additional 5% equity interest in GSN from the successor in interest to the other investor (the “Current Investor”) for 4,849 million yen, resulting in Sony owning a 40% equity interest in GSN. As part of the acquisition, Sony obtained a controlling interest in GSN, including the ability to appoint the majority of representatives on the GSN management committee, control over approval of the budget for GSN and control over the hiring, terminating and setting compensation of the senior management of GSN. This acquisition will strengthen Sony’s presence in U.S. cable networks and Sony expects that it will allow GSN to further exploit and benefit from the light entertainment assets in the Pictures segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

In addition to acquiring the additional 5% equity interest in GSN, Sony granted a put right to the Current Investor and received a call right from the Current Investor for an additional 18% equity interest in GSN. The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recent completed calendar year are not available on April 1, the Trigger Window shall commence on the day when GSN’s audited financial statements are delivered to the Current Investor. As of May 31, 2012, GSN’s audited financial statements for the year ended December 31, 2011 have not been delivered to the Current Investor. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. Sony’s call right is exercisable only if the put is not exercised, and may be exercised for 60 business days immediately after the last put window has expired. The exercise price of the call is calculated using the same formula as the put with a minimum price of 234 million U.S. dollars. A buy/sell provision also applies to the equity interests in GSN owned by Sony and the Current Investor and may be exercised annually for a 60 business day window beginning April 1, 2015.

Prior to the March 2011 acquisition, Sony’s interest in GSN was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in GSN, Sony consolidated GSN using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, redeemable noncontrolling interest, noncontrolling interest and residual goodwill of GSN. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 35% equity interest in GSN that it owned prior to the acquisition at a fair value of 33,940 million yen which resulted in the recognition of a gain of 26,991 million yen recorded in other operating (income) expense, net.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table summarizes the preliminary and final fair values assigned to the assets and liabilities of GSN that were recorded in the Pictures segment. Due to the fact that the acquisition closed in March 2011, certain areas of the purchase price allocation were not yet finalized as of the fiscal year ended March 31, 2011, including the fair value of certain tangible assets and liabilities acquired, the valuation of intangible assets acquired, income taxes and residual goodwill. The measurement period adjustments did not have a significant impact on Sony’s results of operations and financial position and, therefore, Sony has not retrospectively adjusted the consolidated financial statements.

	Yen in millions
	Acquired assets and liabilities recorded at fair value as of acquisition date (Preliminary)	Measurement period Adjustments	Acquired assets and liabilities recorded at fair value as of acquisition date (Final)
Cash and cash equivalents	4,039		4,039
Notes and accounts receivable, trade	3,089		3,089
Prepaid expenses and other current assets	395		395
Film costs	4,178		4,178
Property, plant and equipment	220		220
Intangibles	46,749	574	47,323
Goodwill	46,432	(527)	45,905
Other noncurrent assets	38		38

Total assets	105,140	47	105,187

Notes and accounts payable, trade	970		970
Accounts payable, other and accrued expenses	4,131		4,131
Other current liabilities	59		59
Other noncurrent liabilities	1,683	47	1,730

Total liabilities	6,843	47	6,890

Redeemable noncontrolling interest	18,779		18,779
Noncontrolling interest	40,728		40,728

Total	38,790		38,790

The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control. As such, the redeemable noncontrolling interest is reported in the mezzanine equity section in the consolidated balance sheets. The fair value of the noncontrolling interest was calculated using a combination of a discounted cash flow model and market comparables of similar transactions and companies. A lack of control discount was not applied in determining the fair value of the noncontrolling interest as the cash flows attributable to the noncontrolling interest holder are expected to be proportional to the cash flows attributable to the controlling interest holder.

No value was allocated to in-process research and development in this acquisition. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams and synergies with Sony’s existing assets and businesses, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the Pictures segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The intangible assets are comprised of the following:

	Yen in millions	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangibles subject to amortization
Television carriage agreements (broadcasting agreements)	33,698	20
Other	4,736	3
Intangible having an indefinite life
Trademarks	8,889	—

Total intangibles	47,323

The results of operations of GSN are included in the Pictures segment after the acquisition date. The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and GSN as though the acquisition had occurred as of the beginning of the fiscal years ended March 31, 2010 and 2011:

	Yen in millions, except per share data
	Fiscal year ended March 31
	2010	2011
	(Unaudited)
Net sales	6,313,222	6,325,310
Operating income	60,685	199,445
Net loss attributable to Sony Corporation’s stockholders	(33,655)	(259,731)
Basic EPS	(33.54)	(258.81)
Diluted EPS	(33.54)	(258.81)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of each of these periods and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes a gain from remeasurement of the previously owned equity interest and incremental intangible asset amortization, net of the related tax effects.

(2)	Sony Ericsson acquisition

On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, resulting in Sony Ericsson becoming a wholly-owned subsidiary of Sony. The transaction also provided Sony with a broad intellectual property cross-licensing (“IP cross-licensing”) agreement and ownership of five essential patent families relating to wireless handset technology. The total consideration consisted of 107,174 million yen (1,050 million euros) of cash. The agreement with Ericsson also provided for contingent consideration depending on the level of certain specified costs. Based on the estimated level of the specified costs, no amounts were expected to be paid under this arrangement and therefore no amounts were recorded as additional consideration. This acquisition will integrate Sony Ericsson, renamed Sony Mobile, into Sony’s platform of network-connected consumer electronics products with the aim of accelerating convergence.

Prior to the acquisition, Sony’s interest in Sony Ericsson was accounted for under the equity method of accounting. As a result of Sony obtaining a controlling interest in Sony Ericsson, Sony consolidated Sony

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Ericsson using the acquisition method of accounting and recorded the fair value of the identifiable assets, liabilities assumed, noncontrolling interest and residual goodwill of Sony Ericsson. In accordance with the accounting guidance for business combinations achieved in stages, Sony remeasured the 50% equity interest in Sony Ericsson that it owned prior to the acquisition at a fair value of 71,449 million yen which resulted in the recognition of a gain of 102,331 million yen recorded in other operating (income) expense, net. Sony elected not to record a deferred tax liability corresponding to the difference between the financial reporting basis which was remeasured to fair value upon an acquisition of a controlling interest in a foreign entity and the tax basis in the previously held ownership interest. In addition, accumulated translation adjustments of 11,690 million yen remained as a component of accumulated other comprehensive income.

The following table summarizes the fair values assigned to the assets and liabilities of Sony Ericsson that were recorded in the MP&C segment, and the IP cross-licensing that was assigned to Corporate for segment reporting purposes.

Yen in millions
Acquired assets and liabilities recorded at fair value as of the acquisition date
Cash and cash equivalents	35,331
Notes and accounts receivable, trade	54,522
Inventories	54,095
Prepaid expenses and other current assets	28,618
Property, plant and equipment	18,075
Intangibles	123,097
Goodwill	128,522
Other noncurrent assets	22,463

Total assets	464,723
Notes and accounts payable, trade	66,522
Accounts payable, other and accrued expenses	61,467
Other current liabilities	136,938
Other noncurrent liabilities	7,126

Total liabilities	272,053
Noncontrolling interest	14,047

Total	178,623

No value was allocated to in-process research and development in this acquisition as no material amounts were identified; however, certain significant research and development activities were substantially completed as of the acquisition date and included within acquired intangible assets as developed technology. Goodwill represents unidentifiable intangible assets, such as future growth from new revenue streams, increased market share particularly in emerging markets and the U.S., synergies with existing Sony assets and businesses and an assembled workforce, and is calculated as the excess of the purchase price over the estimated fair value of the net tangible and intangible assets acquired and is not deductible for tax purposes. The goodwill recorded in connection with this acquisition is included in the MP&C segment.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The intangible assets are comprised of the following:

	Yen in millions	Years
	Acquired intangibles recorded at fair value	Weighted-average amortization period
Intangibles subject to amortization
IP cross-licensing	60,834	6
Developed technology	24,599	9
Customer relationships	19,597	14
Trademarks	14,086	7
Other	3,981	7

Total intangibles	123,097

The following unaudited supplemental pro forma financial information presents the combined results of operations of Sony and Sony Ericsson as though the acquisition had occurred as of the beginning of the fiscal year ended March 31, 2011:

	Yen in millions, except per share data
	Fiscal year ended March 31
	2011	2012
	(Unaudited)
Net sales	6,901,151	5,941,131
Operating income (loss)	231,895	(187,725)
Net loss attributable to Sony Corporation’s stockholders	(226,038)	(654,833)
Basic EPS	(225.24)	(652.50)
Diluted EPS	(225.24)	(652.50)

The unaudited supplemental pro forma financial information is based on estimates and assumptions, which Sony believes are reasonable and is not intended to represent or be indicative of what Sony’s consolidated net loss attributable to Sony Corporation’s stockholders would have been had the acquisition been completed at the beginning of the fiscal year ended March 31, 2011 and should not be taken as indicative of Sony’s future consolidated net loss attributable to Sony Corporation’s stockholders. The unaudited supplemental pro forma financial information includes:

•	the elimination of equity in net income (loss) and consolidation of Sony Ericsson;

•	the gain from remeasurement of the previously owned equity interest;

•	incremental intangible asset amortization, net of the related tax effects;

•	certain royalty adjustments; and

•	additional debt issuance costs and interest expense, incurred in connection with the acquisition.

(3)	Sony Semiconductor acquisition

On April 1, 2011, Sony Semiconductor Kyushu Corporation, a wholly-owned subsidiary of Sony Corporation, acquired from Toshiba Corporation (“Toshiba”) for 57,451 million yen semiconductor fabrication equipment and certain related assets. Sony Semiconductor Kyushu Corporation has subsequently changed its name to Sony Semiconductor Corporation, effective November 1, 2011. Sony’s goal in acquiring the assets is to further strengthen its production capacity for CMOS image sensors.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The assets were operated by Nagasaki Semiconductor Manufacturing Corporation (“NSM”), a joint venture among Toshiba, Sony Corporation and Sony Computer Entertainment Inc., a wholly-owned subsidiary of Sony Corporation. Subsequent to the acquisition, Sony entered into a three year sale and leaseback transaction regarding certain of the acquired machinery and equipment with its equity interest affiliate, SFI Leasing Company, Limited, and received proceeds of 50,537 million yen based on the amounts recorded at fair value in the acquisition. These transactions are included within other in the investing activities section of the consolidated statements of cash flows.

In connection with the acquisition, Toshiba and Sony terminated their NSM joint venture relationship. Sony also entered into a supply arrangement to manufacture and supply system LSIs to Toshiba for one year following the acquisition.

The following table summarizes the fair values assigned to the assets acquired at the acquisition date.

Yen in millions
Acquired assets recorded at fair value
Inventories	4,370
Other current assets	82
Machinery and equipment	51,083
Intangibles	1,223
Other noncurrent assets	693

Total	57,451

As the purchase price was fully allocated to identifiable tangible and intangible assets and no liabilities were assumed, there was no goodwill recorded as part of the acquisition. The unaudited supplemental pro forma results of operations have not been presented because the effect of the acquisition was not material.

(4)	Other acquisitions

During the fiscal year ended March 31, 2010, Sony completed acquisitions for total consideration of 17,616 million yen, of which 1,420 million yen was contingent consideration. The remaining consideration was paid primarily in cash. As a result of the acquisitions, Sony recorded 13,425 million yen of goodwill and 3,708 million yen of intangible assets. A portion of the contingent consideration was subsequently reversed into income during the fiscal year ended March 31, 2012 as it was determined that the operating targets that needed to be achieved for the contingent consideration to be paid would not be met. The reversal of the accrued contingent consideration resulted in income of 896 million yen which was recorded in other operating (income) expense, net in the consolidated statements of income for the fiscal year ended March 31, 2012.

During the fiscal year ended March 31, 2011, Sony completed other acquisitions for total consideration of 2,884 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 1,415 million yen of goodwill and 1,227 million yen of intangible assets.

During the fiscal year ended March 31, 2012, Sony completed other acquisitions for total consideration of 7,914 million yen which was paid primarily in cash and there was no material contingent consideration subject to future change. As a result of the acquisitions, Sony recorded 5,853 million yen of goodwill and 3,345 million yen of intangible assets.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

No significant amounts have been allocated to in-process research and development and all of the entities described above have been consolidated into Sony’s results of operations since their respective acquisition dates. Pro forma results of operations have not been presented because the effects of Sony Semiconductor and the other acquisitions, individually and in aggregate, were not material.

25.	Divestitures

(1)	HBO Latin America and HBO Central Europe

In March 2010, Sony sold a portion of its investment and certain ancillary rights, which was included in the Pictures segment, in its HBO Latin America venture, which owns and operates certain premium pay television businesses in Latin America, to the venture’s majority shareholder (“Majority Shareholder”). Sony accounted for this sale in accordance with the accounting guidance for transfers and servicing. Prior to this transaction, Sony owned approximately 29% of this venture, which was accounted for under the equity method, and, as a result of this transaction, Sony owned approximately 8% of this venture (the “Retained Interest”), which was accounted for under the cost method.

As consideration for the transaction, Sony received cash proceeds of 19,424 million yen and received a put option valued at 1,371 million yen and the sale resulted in a gain of 18,035 million yen for the fiscal year ended March 31, 2010. In November 2010, Sony notified the Majority Shareholder that Sony intended to exercise the put option. The purchase of the Retained Interest by the Majority Shareholder was completed in March 2011 which resulted in cash proceeds of 5,285 million yen and a gain of 3,329 million yen for the fiscal year ended March 31, 2011.

In January 2010, in a separate transaction, Sony sold its entire investment, which was included in the Pictures segment, in its HBO Central Europe joint venture, which owns and operates a premium pay television business in Central Europe, to an affiliate of the Majority Shareholder. The sale resulted in cash proceeds of 7,660 million yen and a gain of 3,957 million yen for the fiscal year ended March 31, 2010.

The above mentioned transactions and the other transactions which were not material individually and in aggregate were recorded in other operating (income) expense, net due to either the nature of the transaction or in consideration of factors including the relationship to Sony’s core operations.

(2)	Small- and medium-sized TFT LCD business

In March 2012, Sony sold the small- and medium-sized TFT LCD business, which was included in the Devices segment, to Japan Display Inc. The sale proceeds are subject to the finalization of certain post-closing conditions and adjustments. In connection with the sale, Sony will transfer legal ownership of a certain subsidiary within the former small- and medium-sized TFT LCD business to Japan Display Inc. during the fiscal year ended March 31, 2013. As of March 31, 2012, this entity is a VIE, although Sony is not the primary beneficiary and therefore does not consolidate the entity after the sale. Refer to Note 23. During the fiscal year ended March 31, 2012, Sony recorded an impairment loss of 19,187 million yen in other operating (income) expense, net in the consolidated statements of income, as the disposal group was classified as held for sale and recorded at the lesser of carrying value or fair value. Following the sale, Sony purchased an equity interest in Japan Display Inc. which Sony accounts for under the cost method.

(3)	S-LCD Corporation

In the fiscal year ended March 31, 2012, Sony sold all of its shares of S-LCD, the LCD panel manufacturing joint venture. Refer to Note 5.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Chemical products business

During the fiscal year ended March 31, 2012, Sony entered into a memorandum of understanding with a third-party to sell the chemical products business, which is included in the Devices segment. Sony classified certain assets and liabilities related to the business as held for sale as of March 31, 2012, and anticipates completing the divestiture during the fiscal year ending March 31, 2013. No impairment loss was recognized as a result of the held for sale classification. The assets and liabilities held for sale are comprised of 14,756 million yen of current assets including accounts receivable and inventories, 29,182 million yen of goodwill, 19,028 million yen of other noncurrent assets including property, plant and equipment, 17,554 million yen of current liabilities including accounts payable and accrued expenses, and 2,657 million yen of noncurrent liabilities. The current and noncurrent assets and liabilities were reclassified to prepaid expenses and other current assets, other assets, other current liabilities and other liabilities in the consolidated balance sheets.

26.	Collaborative arrangements

Sony’s collaborative arrangements primarily relate to arrangements entered into, through a subsidiary in the Pictures segment, with one or more active participants to jointly finance, produce and/or distribute motion picture or television product under which both the subsidiary and the other active participants share in the risks and rewards of ownership. These arrangements are referred to as co-production and distribution arrangements.

Sony typically records an asset for only the portion of the motion picture or television product it owns and finances. Sony and the other participants typically distribute the product in different media or markets. Revenues earned and expenses incurred for the media or markets in which Sony distributes the product are typically recorded on a gross basis. Sony typically does not record revenues earned and expenses incurred when the other participants distribute the product. Sony and the other participants typically share in the profits from the distribution of the product in all media or markets. For motion picture product, if Sony is a net receiver of (1) Sony’s share of the profits from the media or markets distributed by the other participants less (2) the other participants’ share of the profits from the media or markets distributed by Sony then the net amount is recorded as net sales. If Sony is a net payer then the net amount is recorded in cost of sales. For television product, Sony records its share of the profits from the media or markets distributed by the other participants as sales, and the other participants’ share of the profits from the media or markets distributed by Sony as cost of sales.

For the years ended March 31, 2010, 2011 and 2012, 4,687 million yen, 4,866 million yen and 10,990 million yen, respectively, were recorded as cost of sales for amounts owed to the other participants and 9,936 million yen, 10,244 million yen and 14,625 million yen, respectively, were recorded as net sales for amounts due from the other participants in these collaborative arrangements.

27.	Commitments, contingent liabilities and other

(1)	Commitments:

A.	Loan commitments

Subsidiaries in the Financial Services segment have entered into loan agreements with their customers in accordance with the condition of the contracts. As of March 31, 2012, the total unused portion of the lines of credit extended under these contracts was 20,051 million yen. The aggregate amounts of future year-by-year payments for these loan commitments cannot be determined.

B.	Purchase commitments and other

Purchase commitments and other outstanding at March 31, 2012 amounted to 276,016 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of March 31, 2012, such commitments outstanding were 35,725 million yen.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of motion pictures and television programming as well as agreements with third parties to acquire completed motion pictures, or certain rights therein, and to acquire the rights to broadcast certain live action sporting events. These agreements cover various periods mainly within 5 years. As of March 31, 2012, these subsidiaries were committed to make payments under such contracts of 117,187 million yen.

Certain subsidiaries in the Music segment have entered into long-term contracts with recording artists and companies for the production and/or distribution of prerecorded music and videos. These contracts cover various periods mainly within 5 years. As of March 31, 2012, these subsidiaries were committed to make payments of 41,853 million yen under such long-term contracts.

The schedule of the aggregate amounts of year-by-year payment of purchase commitments during the next five years and thereafter is as follows:

Fiscal year ending March 31	Yen in millions
2013	141,236
2014	55,209
2015	35,330
2016	23,281
2017	13,310
Later years	7,650

Total	276,016

In addition to the above, Sony has other commitments as follows:

On November 11, 2011, an investor group including Sony (collectively the “Group”) executed a definitive agreement with Citigroup, Inc. (“Citi”) whereby the Group will acquire EMI Music Publishing from Citi for total consideration of 2.2 billion U.S. dollars. The transaction is subject to certain closing conditions, including regulatory approvals. Upon the receipt of all necessary regulatory approvals and the resolution of all other closing conditions, Sony expects to invest approximately 325 million U.S. dollars and own approximately 38% of the newly formed entity that will ultimately acquire EMI Music Publishing from Citi, with an ability to increase the investment and ownership up to 40%.

During the fiscal year ended March 31, 2012, there was a receipt of an advance payment from a commercial customer. As a result, as of March 31, 2012, Sony recorded 15,173 million yen in other current liabilities and 35,404 million yen in other long-term liabilities based on anticipated delivery dates. The advance payment is subject to reimbursement under certain contingent conditions of the contract, including a downgrade of Sony’s credit rating by either S&P (lower than “BBB”) or Moody’s (lower than “Baa2”). The advance payment amounts will be reduced at the time of future product sales to the commercial customer.

(2)	Contingent liabilities:

Sony had contingent liabilities, including guarantees given in the ordinary course of business, which amounted to 78,743 million yen at March 31, 2012. The major components of these contingent liabilities are as follows:

As discussed in Note 23, Sony has agreed to repay the outstanding principal plus accrued interest up to a maximum of 303 million U.S. dollars to the creditor of the third-party investor of Sony’s U.S. based music publishing subsidiary should the third-party investor default on its obligation. The obligation of the third-party investor is collateralized by its 50% interest in Sony’s music publishing subsidiary. Should Sony have to make a

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

payment under the terms of the guarantee, Sony would assume the creditor’s rights to the underlying collateral. At March 31, 2012, the fair value of the collateral exceeded 303 million U.S. dollars.

In May 2011, Sony Corporation’s U.S. subsidiary, Sony Electronics Inc., received a subpoena from the U.S. Department of Justice (“DOJ”) Antitrust Division seeking information about its secondary batteries business. Sony understands that the DOJ and one agency outside the United States are investigating competition in the secondary batteries market. Based on the current stage of the proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of this matter.

Beginning earlier in 2011, the network services of PlayStation®Network, Qriocity™, Sony Online Entertainment LLC and websites of other subsidiaries came under cyber-attack. As of May 31, 2012, Sony has not received any confirmed reports of customer identity theft issues or misuse of credit cards from the cyber-attacks. However, in connection with certain of these matters, Sony has received inquiries from authorities in a number of jurisdictions, including orders for reports issued by the Ministry of Economy, Trade and Industry of Japan as well as the Financial Services Agency of Japan, formal and/or informal requests for information from Attorneys General from a number of states in the United States and the U.S. Federal Trade Commission, various U.S. congressional inquiries and others. Additionally, Sony Corporation and/or certain of its subsidiaries have been named in a number of purported class actions in certain jurisdictions, including the United States. Based on the stage of these inquiries and proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of these matters.

In October 2009, Sony Corporation’s U.S. subsidiary, Sony Optiarc America Inc., received a subpoena from the DOJ seeking information about its optical disk drive business. Sony understands that the DOJ and agencies outside the United States are investigating competition in optical disk drives. Subsequently, a number of purported class action lawsuits were filed in certain jurisdictions, including the United States, in which the plaintiffs allege that Sony Corporation and certain of its subsidiaries violated antitrust laws and seek recovery of damages and other remedies. Based on the current stage of these proceedings, it is not possible to estimate the amount of loss or range of possible loss, if any, that might result from adverse judgments, settlements or other resolution of all of these matters.

In addition, Sony Corporation and certain of its subsidiaries are defendants or otherwise involved in other pending legal and regulatory proceedings. However, based upon the information currently available, Sony currently believes that the outcome of such legal and regulatory proceedings would not have a material effect on Sony’s consolidated financial statements.

(3)	Redeemable noncontrolling interest:

As discussed in Note 24, in connection with the GSN transaction, Sony granted a put right to the Current Investor for an additional 18% interest in GSN. The put right is exercisable during three windows starting on April 1 of 2012, 2013 and 2014 and lasting for 60 business days (each such period, a “Trigger Window”). In the event that GSN’s audited financial statements for the most recently completed calendar year are not available on April 1, the Trigger Window will commence on the day when the GSN audited financial statements are delivered to the Current Investor. As of May 31, 2012, GSN’s audited financial statements for the year ended December 31, 2011 have not been delivered to the Current Investor. The exercise price of the put is calculated using a formula based on an agreed upon multiple of the earnings of GSN with a minimum price of 234 million U.S. dollars and a maximum price of 288 million U.S. dollars. The portion of the noncontrolling interest that can be put to Sony is accounted for as redeemable securities because redemption is outside of Sony’s control and is reported in the mezzanine equity section in the consolidated balance sheets at March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

(4)	Product warranty liabilities:

The changes in product warranty liability for the fiscal years ended March 31, 2010, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Balance at beginning of the fiscal year	57,922	50,856	54,940
Additional liabilities for warranties	46,686	48,610	60,073
Settlements (in cash or in kind)	(45,218)	(36,537)	(39,954)
Changes in estimate for pre-existing warranty reserve	(7,649)	(4,802)	(4,397)
Translation adjustment	(885)	(3,187)	(2,802)

Balance at end of the fiscal year	50,856	54,940	67,860

28.	Business segment information

The reportable segments presented below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The CODM does not evaluate segments using discrete asset information. Sony’s CODM is its Chief Executive Officer and President.

Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2013, to reflect modifications to the organizational structure as of April 1, 2012, primarily repositioning the operations of the previously reported Consumer, Products & Services (“CPS”), Professional, Device & Solutions (“PDS”) and Sony Mobile segments. In connection with this realignment, the operations of the former CPS, PDS and Sony Mobile segments are included in five newly established segments, namely the IP&S, Game, MP&C, HE&S, and Devices segments, as well as All Other. The network business previously included in the CPS segment and the medical business previously included in the PDS segment are now included in All Other.

The IP&S segment includes Digital Imaging Products, and Professional Solutions. The MP&C segment includes Mobile Communications, and Personal and Mobile Products. The previously reported Sony Mobile segment is now included in the MP&C segment as the Mobile Communications category. On February 15, 2012, Sony acquired Ericsson’s 50% equity interest in Sony Ericsson, which changed its name to Sony Mobile Communications upon becoming a wholly-owned subsidiary of Sony. The financial results of Mobile Communications include Sony’s equity in net income (loss) of Sony Ericsson through February 15, 2012 and sales, operating revenue and operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson. Refer to Note 24. The HE&S segment includes Televisions, and Audio and Video. The equity results of S-LCD are also included within the HE&S segment. The Devices segment includes Semiconductors and Components. The Pictures segment is engaged in the development, production and acquisition, manufacture, marketing, distribution and broadcasting of image-based software, including motion picture, home entertainment and television products. The Music segment includes SME, SMEJ and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, a credit financing business and a bank business in Japan. All Other consists of various operating activities, including a mobile phone OEM business in Japan, So-net Entertainment Corporation, an Internet-related service business subsidiary operating mainly in Japan, the network business, the medical business and the disc manufacturing business. Sony’s products and services are generally unique to a single operating segment. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current fiscal year’s presentation.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Sales and operating revenue:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales and operating revenue:
Imaging Products & Solutions —
Customers	926,579	906,439	756,625
Intersegment	10,704	9,185	4,692

Total	937,283	915,624	761,317
Game —
Customers	840,793	744,601	679,899
Intersegment	60,993	120,368	125,067

Total	901,786	864,969	804,966
Mobile Products & Communications —
Customers	599,353	631,514	622,415
Intersegment	69	73	262

Total	599,422	631,587	622,677
Home Entertainment & Sound —
Customers	1,552,697	1,712,324	1,282,728
Intersegment	370	640	428

Total	1,553,067	1,712,964	1,283,156
Devices —
Customers	779,240	771,350	677,208
Intersegment	427,848	380,537	349,360

Total	1,207,088	1,151,887	1,026,568
Pictures —
Customers	705,237	599,654	656,097
Intersegment	—	312	1,624

Total	705,237	599,966	657,721
Music —
Customers	511,097	457,771	430,751
Intersegment	11,519	12,972	12,038

Total	522,616	470,743	442,789
Financial Services —
Customers	838,300	798,495	868,971
Intersegment	13,096	8,031	2,924

Total	851,396	806,526	871,895
All Other —
Customers	400,321	449,778	465,745
Intersegment	80,904	70,004	64,598

Total	481,225	519,782	530,343
Corporate and elimination	(545,122)	(492,775)	(508,220)

Consolidated total	7,213,998	7,181,273	6,493,212

Game intersegment amounts primarily consist of transactions with All Other. Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment. All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment. Corporate and elimination includes certain brand and patent royalty income.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Segment profit or loss:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Operating income (loss):
Imaging Products & Solutions	40,857	52,439	18,592
Game	(55,506)	48,494	29,302
Mobile Products & Communications	(50,724)	5,321	7,246
Home Entertainment & Sound	(70,849)	(73,205)	(203,211)
Devices	9,853	34,893	(22,126)
Pictures	42,814	38,669	34,130
Music	36,513	38,927	36,887
Financial Services	162,492	118,818	131,421
All Other	(28,454)	(13,839)	(54,082)

Total	86,996	250,517	(21,841)
Corporate and elimination	(55,224)	(50,696)	(45,434)

Consolidated operating income (loss)	31,772	199,821	(67,275)
Other income	43,834	44,966	23,478
Other expenses	(48,694)	(39,774)	(39,389)

Consolidated income (loss) before income taxes	26,912	205,013	(83,186)

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.

The MP&C segment includes Sony’s equity in net loss for Sony Ericsson of 57,680 million yen through February 15, 2012 and the operating income (loss) from February 16, 2012 through March 31, 2012, as well as a gain of 102,331 million yen recorded on the remeasurement of Sony’s 50% equity interest in Sony Ericsson at fair value upon obtaining control through the acquisition of Ericsson’s 50% equity interest in Sony Ericsson.

Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing intangible assets acquired from Ericsson at the time of the Sony Ericsson acquisition, which are not allocated to segments.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Other significant items:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Equity in net income (loss) of affiliated companies:
Imaging Products & Solutions	(1,037)	(157)	(154)
Mobile Products & Communications	(34,514)	4,155	(57,680)
Home Entertainment & Sound	387	7,214	(64,078)
Devices	3	27	(44)
Pictures	4,347	2,483	(516)
Music	(80)	(265)	(372)
Financial Services	(1,345)	(1,961)	(1,252)
All Other	2,004	2,566	2,399

Consolidated total	(30,235)	14,062	(121,697)

Depreciation and amortization:
Imaging Products & Solutions	50,323	36,666	35,951
Game	12,352	13,649	10,848
Mobile Products & Communications	10,606	8,974	9,015
Home Entertainment & Sound	53,792	29,314	27,358
Devices	120,866	106,824	116,971
Pictures	8,427	7,996	10,825
Music	13,427	12,166	10,789
Financial Services, including deferred insurance acquisition costs	56,531	62,077	56,322
All Other	22,420	21,574	19,548

Total	348,744	299,240	297,627
Corporate	22,260	26,126	21,967

Consolidated total	371,004	325,366	319,594

The MP&C segment includes Sony’s equity in net income (loss) in Sony Ericsson through February 15, 2012 and the equity in net income (loss) of Sony Mobile from February 16, 2012 through March 31, 2012.

The MP&C segment includes the depreciation and amortization of Sony Mobile from February 16, 2012 through March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

The following table includes a breakdown of sales and operating revenue to external customers by product category in the following segments: IP&S, MP&C, HE&S and Devices. The IP&S, MP&C, HE&S and Devices segments are each managed as a single operating segment by Sony’s management.

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales and operating revenue:
Imaging Products & Solutions
Digital Imaging Products	645,354	628,358	489,526
Professional Solutions	272,410	268,687	256,871
Other	8,815	9,394	10,228

Total	926,579	906,439	756,625

Game	840,793	744,601	679,899

Mobile Products & Communications
Mobile Communications	—	—	77,732
Personal and Mobile Products	594,198	625,200	538,816
Other	5,155	6,314	5,867

Total	599,353	631,514	622,415

Home Entertainment & Sound
Televisions	1,005,934	1,200,487	840,359
Audio and Video	536,972	502,684	433,801
Other	9,791	9,153	8,568

Total	1,552,697	1,712,324	1,282,728

Devices
Semiconductors	299,715	358,396	375,891
Components	476,097	410,090	297,108
Other	3,428	2,864	4,209

Total	779,240	771,350	677,208

Pictures	705,237	599,654	656,097
Music	511,097	457,771	430,751
Financial Services	838,300	798,495	868,971
All Other	400,321	449,778	465,745
Corporate	60,381	109,347	52,773

Consolidated total	7,213,998	7,181,273	6,493,212

Mobile Communications includes sales and operating revenue of Sony Mobile from February 16, 2012 through March 31, 2012.

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

Geographic Information:

Sales and operating revenue attributed to countries based on location of external customers for the fiscal years ended March 31, 2010, 2011 and 2012 and property, plant and equipment, net as of March 31, 2011 and 2012 are as follows:

	Yen in millions
	Fiscal year ended March 31
	2010	2011	2012
Sales and operating revenue:
Japan	2,099,297	2,152,552	2,104,669
United States	1,595,016	1,443,693	1,211,849
Europe	1,644,698	1,539,432	1,268,258
China	485,512	562,048	495,101
Asia-Pacific	708,061	726,364	636,489
Other Areas	681,414	757,184	776,846

Total	7,213,998	7,181,273	6,493,212

	Yen in millions
	March 31
	2011	2012
Property, plant and equipment, net:
Japan	684,031	699,647
United States	95,157	82,914
Europe	39,602	55,192
China	39,936	39,388
Asia-Pacific	46,894	37,060
Other Areas	19,248	16,797

Total	924,868	930,998

Geographic information for the fiscal years ended March 31, 2010 and 2011 in the tables above has been restated to reflect the change in geographic classification.

Major areas in each geographic segment excluding Japan, United States and China are as follows:

(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

There are not any individually material countries with respect to the sales and operating revenue and property, plant and equipment, net included in Europe, Asia-Pacific and Other Areas.

Transfers between reportable business segments or geographic areas are made at amounts which Sony’s management believes approximate as arms-length transactions.

There were no sales and operating revenue with any single major external customer for the fiscal years ended March 31, 2010, 2011 and 2012.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

SONY CORPORATION AND CONSOLIDATED SUBSIDIARIES

	Yen in millions
	Balance at beginning of period	Additions charged to costs and expenses	Deductions (Note 1)	Other (Note 2)	Balance at end of period
Fiscal year ended March 31, 2010:
Allowance for doubtful accounts and sales returns	110,383	59,987	(61,577)	(4,318)	104,475

Fiscal year ended March 31, 2011:
Allowance for doubtful accounts and sales returns	104,475	50,345	(55,106)	(9,183)	90,531

Fiscal year ended March 31, 2012:
Allowance for doubtful accounts and sales returns	90,531	33,441	(49,509)	(3,454)	71,009

Notes:

1.	Reversal including amounts written off.

2.	Translation adjustment.

	Balance at beginning of period (Note 1)	Additions (Note 2)	Deductions	Other (Note 3)	Balance at end of period (Note 1)
Fiscal year ended March 31, 2010:
Valuation allowance — Deferred tax assets	120,512	48,372	(40,210)	(2,421)	126,253

Fiscal year ended March 31, 2011:
Valuation allowance — Deferred tax assets	126,253	381,837	(28,736)	(5,641)	473,713

Fiscal year ended March 31, 2012:
Valuation allowance — Deferred tax assets	473,713	469,788	(22,904)	(52,364)	868,233

Note:

1.	As discussed in Note 21 of the consolidated financial statements, the presentation of deferred income taxes in the consolidated balance sheets have been revised to conform with the presentation as of March 31, 2012, which impacted the presentation of the valuation allowance for the previous fiscal years.

2.	Including a valuation allowance against deferred tax assets which Sony Ericsson had prior to its acquisition during the fiscal year ended March 31, 2012. Refer to Note 21 of the consolidated financial statements.

3.	Translation adjustment and the effect of changes in statutory tax rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ Masaru Kato
(Signature) Masaru Kato Executive Vice President and Chief Financial Officer

November 14, 2012